As filed with the Securities and Exchange Commission on May 27, 2003.

Registration No. 333-105126

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
To
FORM F-9
REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933

 PLACER DOME INC.
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification Number)

Suite 1600, 1055 Dunsmuir Street
P. O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
(604) 682-7082
(Address and telephone number of Registrant’s principal executive offices)

CT CORPORATION SYSTEM
111 Eighth Avenue, 13th Floor, New York, NY 10011
(212) 894-8700
(Name, address and telephone number of agent for service in the United States)

Copies to:

Christopher C. Paci Shearman & Sterling 599 Lexington Avenue New York, New York 10022-6069 Telephone (212) 848-4000	Geoffrey P. Gold
Vice President, Assistant Secretary and
Associate General Counsel
Placer Dome Inc.
Suite 1600, 1055 Dunsmuir Street
P.O. Box 49330, Bentall Postal Station
Vancouver, British Columbia
Canada V7X 1P1
Telephone (604) 682-7082	Geoffrey M. Sherrott Edwards, Kenny & Bray 1900-1040 W. Georgia Street Vancouver, British Columbia Canada V6E 4H3 Telephone (604) 689-1811

Approximate date of commencement of proposed sale of the securities to the public:

From time to time after the effective date of this Registration Statement as determined by market conditions.

Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)

It is proposed that this filing shall become effective (check appropriate box):
A.	☐ Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.	☒ At some future date (check the appropriate box below):
1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
2.	☒	pursuant to Rule 467(b) on May 27, 2003 at 1:00 p.m. (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on May 26, 2003.
3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
4.	☐	after the filing of the next amendment to this Form (if preliminary material is being filed).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registration statement shall become effective as provided in Rule 467 under the Securities Act of 1933, as amended, or on such date as the Commission, acting pursuant to Section 8(a) of the Securities Act of 1933, as amended, may determine.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Short Form Prospectus dated May 26, 2003

U.S.$200,000,000

6-3/8% EXCHANGE DEBENTURES DUE 2033

Interest payable on March 1 and September 1

We hereby offer to exchange an aggregate principal amount of up to U.S.$200,000,000 of 6-3/8% debentures due March 1, 2033 (the “exchange debentures”) for the same aggregate principal amount of the 6-3/8% debentures due March 1, 2033 which we issued on March 6, 2003 (the “original debentures”). This offer, which is referred to herein as the “exchange offer”, is made only to qualified holders of the original debentures. References herein to the “debentures” are to the original debentures and the exchange debentures together.

The exchange offer expires at 5:00 p.m., New York City time, on June 27, 2003, unless extended by us, at our sole discretion. All original debentures validly tendered under the exchange offer, and not validly withdrawn, will be exchanged for exchange debentures.

See “Risk Factors” beginning on page 8 for a discussion of some important factors that you should consider in connection with the exchange offer.

This offering is made by a Canadian issuer which is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. Certain financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, which differ in certain respects from U.S. accounting principles and standards.

Prospective investors should be aware that the acquisition of the exchange debentures may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under United States federal securities laws may be adversely affected by the facts that we are organized under the laws of Canada, most of our officers and directors and most of the experts named in this prospectus are residents of Canada, and a substantial portion of our assets is located outside the United States.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved the exchange debentures, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are offering to exchange the exchange debentures for original debentures only in jurisdictions where such an exchange is permitted. This prospectus does not constitute an offer to any person to exchange any original debentures for exchange debentures in any jurisdiction in which it is unlawful for such a person to make such an exchange.

i

The exchange debentures are not being offered to any Canadian Persons (as defined in “The Exchange Offer—Canadian Legends on the Debentures”). The original debentures were not offered to any Canadian Persons, and the certificates evidencing the original debentures bear a legend to the effect that the holders may not resell or otherwise transfer the original debentures to any Canadian Person. Pursuant to the Registration Rights Agreement (as defined in “Summary—The Offering”), we are not required to make the exchange offer to any Canadian Persons, we are not required to accept original debentures surrendered by any Canadian Persons in the exchange offer, and we are not required to issue exchange debentures to any Canadian Persons in the exchange offer. We do not intend to make the exchange offer to any Canadian Persons, to accept original debentures surrendered by any Canadian Person in the exchange offer, or to issue exchange debentures to any Canadian Persons.

The exchange debentures are a new issue of securities, for which there is no established market. The initial purchasers of the original debentures advised us that they currently intend to make a market for the exchange debentures. However, they are not obligated to do so, and any market making with respect to the exchange debentures may be discontinued without notice. Accordingly, there can be no assurance that a market for the exchange debentures will develop or as to the liquidity of any market that may develop.

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this prospectus.

The exchange debentures are offered hereunder to satisfy certain obligations we incurred under a registration rights agreement with the representatives of the initial purchasers of the original debentures. The exchange debentures will represent the same continuing indebtedness of the Company as, and will be identical in all material respects to, the original debentures, except that the exchange debentures will be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), certain additional interest will not be payable in respect of the exchange debentures and the exchange debentures will not be entitled to registration rights or subject to restrictions on transfer (except that the certificates evidencing the exchange debentures will bear a legend to the effect that they may not be transferred to persons in Canada prior to a specified date). Any original debentures that remain outstanding after consummation of the exchange offer, and the exchange debentures issued in the exchange offer, will together constitute a single series of debt securities under the indenture. This means that, in circumstances where the indenture provides for holders of debt securities of any series issued under the indenture to vote or take any other action as a class, the original debentures and the exchange debentures will vote or take that action as a single class.

The debentures will bear interest at the rate of 6-3/8% per year. The debentures will mature on March 1, 2033. We may redeem some or all of the debentures in whole, at any time, or in part, from time to time, at the redemption prices described herein. We may also redeem all, but not less than all, of the debentures at a redemption price equal to 100% of the principal amount thereof plus accrued interest if certain changes in Canadian tax law occur. We will pay principal and interest on the debentures in United States dollars. The debentures will be unsecured and will rank equally in right of payment with our other unsecured senior indebtedness. The debentures will be effectively junior to all liabilities of our subsidiaries. We will not receive any proceeds from the exchange offer. For a more detailed description of the debentures, see “Description of the Debentures” beginning on page 21. For a more detailed description of the exchange offer, see “The Exchange Offer” beginning on page 39.

A broker-dealer may not participate in the exchange offer with respect to original debentures acquired other than as a result of market-making or other trading activities. If you are a broker dealer and you receive exchange debentures for your own account, you must acknowledge that you will deliver a prospectus in connection with any resale of such exchange debentures. By making such acknowledgement you will not be deemed to admit that you are an “underwriter” under the Securities Act.

Broker-dealers may use this prospectus in connection with any resale of exchange debentures received in exchange for original debentures where such original debentures were acquired by the broker-dealer as a result of market-making or other trading activities. We will make this prospectus available to any broker-dealer for use in any such resale for a period of up to 180 days after the date of this prospectus. See “Plan of Distribution” beginning on page 51.

You should rely only upon the information included in, or incorporated by reference into, this prospectus. We have not authorized any other person to provide you with different or inconsistent information, and you should not rely upon any such information. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Neither the delivery of this prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in our business or affairs since the respective dates as of which information is given herein.

This prospectus summarizes certain documents and other information and we refer you to them for a more complete understanding of what we discuss in this prospectus. In making an investment decision, you must rely on your own examination of us and the terms of the exchange offer and the exchange debentures, including the merits and risks involved.

We are not making any representation to any person acquiring the exchange debentures regarding the legality of an investment in the exchange debentures by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, accountant, business advisor and tax advisor for legal, business and tax advice regarding an investment in the exchange debentures.

You must comply with all applicable laws and regulations in force in any applicable jurisdiction and you must obtain any consent, approval or permission required by you for the purchase, offer or sale of the exchange debentures under the laws and regulations in force in the jurisdiction to which you are subject or in which you make such purchase, offer or sale, and we will not have any responsibility therefor.

Holders of original debentures should use the enclosed Letter of Transmittal and may use the enclosed
Notice of Guaranteed Delivery to tender the original debentures for exchange.

     As used in this prospectus, “Placer Dome,” the “Corporation,” the “Company,” “we,” “our,” “ours” and “us” refer to Placer Dome Inc. and its consolidated subsidiaries and its proportionate share of unincorporated joint venture interests except where the context otherwise requires or as otherwise indicated.

     Unless otherwise specified or the context requires, and except for the financial statements and other financial information with respect to AurionGold Limited (“AurionGold”) contained in Appendix A hereto (which are stated in Australian dollars), references to “dollars”, “U.S. dollars”, “U.S.$” and “$” are to United States dollars.

     This prospectus incorporates by reference our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and our audited consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles, in each case for the three-year period ended December 31, 2002. See “Documents Incorporated by Reference”. Unless stated otherwise, all references and discussions of the Company’s financial position, results of operations and cash flows are made with reference to our audited consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles.

     As described below under “Summary—Recent Developments,” our 2002 consolidated financial statements have reflected AurionGold as a consolidated subsidiary since October 31, 2002. Attached to this prospectus as Appendix A is a copy of the audited financial statements of AurionGold as of, and for the years ended, June 30, 2002 and 2001, as well as unaudited financial information with respect to AurionGold as of, and for, the three-month period ended September 30, 2002. These financial statements and other financial information are presented in Australian dollars. The financial statements of AurionGold as of, and for the years ended, June 30, 2002 and 2001, were prepared in accordance with Australian generally accepted accounting principles and audited in accordance with Australian generally accepted auditing standards.

     We have not independently verified any of the AurionGold financial statements or other financial information attached to this prospectus and we assume no responsibility for its accuracy or completeness. Furthermore, because Australian generally accepted accounting principles differ in certain significant respects from generally U.S. and Canadian generally accepted accounting principles, and because the operations of AurionGold have changed, and will change, in certain significant respects as a result of our acquisition of AurionGold, the financial results set forth in the AurionGold financial information attached to this prospectus are not necessarily representative of the future performance of the AurionGold assets and operations.

FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated, and deemed to be incorporated, by reference herein contain “forward-looking statements” that are based on our current expectations, estimates and projections. These forward-looking statements include, among other things, statements with respect to our business strategy, plans, outlook, long-term growth in cash flow, earnings per share and shareholder value, projections, targets and expectations as to reserves, resources, results of exploration (including targets) and related expenses, property acquisitions, mine development, mine operations, drilling activity, sampling and other data, recovery improvements, future production levels, capital costs, costs savings, additional gold production and synergies resulting from our acquisition of AurionGold or any other acquisitions, cash and total costs of production of gold, copper and other minerals, expenditures for environmental matters and technology, amortization of the fair value allocation of the AurionGold purchase price, projected life of our mines, reclamation and other post closure obligations and estimated future expenditures for those matters, completion dates for the various development stages of mines, future gold and other mineral prices (including the long-term estimated prices used in calculating our reserves), the percentage of production derived from mechanized mining, currency exchange rates, debt reductions, the percentage of anticipated production covered by forward sale and other option contracts or agreements, and mine production costs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including:

•	uncertainties and costs related to our exploration and development activities, such as those associated with determining whether gold or other mineral reserves exist on a property;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated economic returns from a mining project;

•	uncertainties related to the future development or implementation of new technologies, research and development and, in each case, related initiatives and the effect of those on our operating performance;

•	uncertainties related to the accuracy of our reserve estimates and our estimates of future production and future cash and total costs of production;

•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:

•	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;

•	expected effective future tax rates in jurisdictions in which our operations are located;

•	the protection of the health and safety of mine workers; and

•	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act, which was promulgated into law in South Africa on October 10, 2002;

•	changes in the demand and market price for gold and other minerals and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar, Canadian dollar, Australian dollar, South African rand and Chilean peso;

•	the effects of hedging instruments to protect against fluctuations in gold prices and exchange rate movements and the risks of counterparty defaults;

•	geopolitical uncertainty and political and economic instability in the countries in which we operate; and

•	labor strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labor in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences that interrupt the production of minerals in our mines.

A discussion of these and other factors that may affect our actual results, performance, achievements or financial position is contained in “Risk Factors” and elsewhere in this prospectus, and in the documents incorporated, and deemed to be incorporated, by reference herein.

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DOCUMENTS INCORPORATED BY REFERENCE

     The following documents filed by us with the British Columbia Securities Commission are incorporated by reference into, and form an integral part of, this prospectus:

(1)	Annual Information Form, dated February 19, 2003, including our consolidated annual financial statements, and the related notes thereto, as of December 31, 2002 and 2001 and for the three-year period ended December 31, 2002, together with the auditors’ report thereon, and Management’s Discussion and Analysis of Financial Condition and Results of Operations, both prepared in accordance with U.S. generally accepted accounting principles, and incorporating by reference the documents in items (2) and (3) below.

(2)	Consolidated annual financial statements, and the related notes thereto, as of December 31, 2002 and 2001 and for the three-year period ended December 31, 2002, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles.

(3)	Management’s Discussion and Analysis of Financial Condition and Results of Operations, prepared in accordance with Canadian generally accepted accounting principles.

(4)	Management Proxy Circular, dated February 19, 2003, distributed in connection with our annual and special meeting of shareholders held on April 30, 2003, excluding the sections under the headings “Report on Executive Compensation — Human Resources and Compensation Committee Report on Executive Compensation” and “Report on Executive Compensation — Stock Performance Graph” and Schedule A, titled “Placer Dome Inc. Statement of Corporate Governance Practices”. The documents in items (2) and (3) above are included as a schedule to the Management Proxy Circular.

(5)	Material Change Report, dated March 5, 2003, announcing our intention to offer the original debentures in a private placement.

(6)	Material Change Report, dated April 22, 2003, reporting the initiation of the start-up of the Turquoise Ridge gold mine in Nevada.

(7)	Unaudited consolidated financial statements for the three months ended March 31, 2003 and 2002, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles.

(8)	Material Change Report, dated May 7, 2003, reporting that the Cortez joint venture in Nevada has made a significant new oxidized gold discovery called Cortez Hills.

     Any document of the type referred to in the preceding paragraph (excluding confidential material change reports) and any comparative interim financial statements filed by us with the British Columbia Securities Commission after the date of this prospectus and prior to the termination of this offering are deemed to be incorporated by reference into this prospectus.

     Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this prospectus modifies and supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

     We will provide, without charge, to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus. Requests for such copies should be directed to the Secretary, Placer Dome Inc., P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1, telephone (604) 682-7082.

SUMMARY

This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including our consolidated financial statements and related notes, as well as the documents incorporated, or deemed to be incorporated, by reference herein. References to our “gold production” mean production in ounces, or ozs., and references to our “copper production” mean production in pounds, or lbs., and data concerning the amount of our mineral reserves includes both proven and probable reserves, in each case unless otherwise expressly stated or the context otherwise requires. Please see “Glossary of Metal Terms and Metric Conversion Table” included in our Annual Information Form for the year ended December 31, 2002, which is incorporated by reference into this prospectus, for a description of certain technical and measurement terms used herein and in the documents incorporated or deemed to be incorporated by reference herein.

References to our “consolidated” production include 100% of production, including the percentage of production attributable to minority shareholders of our subsidiaries, and the pro rata share of production of unincorporated joint ventures in which we have an interest, but excludes production of equity accounted for associates (La Coipa mine). References to “our share” of production include 100% of production, excluding the percentage of production attributable to minority shareholders of our subsidiaries, the pro rata share of production of unincorporated joint ventures in which we have an interest and the equity share of production from associates.

The Company

We are a global mining company with an emphasis on gold. We conduct our mining operations through wholly-owned subsidiaries, as well as through joint ventures and partnerships. We own or have interests in 17 mines: 13 mines that produced gold in 2002, one mine that produced copper and gold in 2002, one mine that produced copper in 2002, and two mines that produced gold and silver in 2002. These mines are located in the United States, Canada, Australia, Papua New Guinea, South Africa and Chile. Exploration work is also being carried out by us in each of these countries, and in many other countries throughout the world. For the year ended December 31, 2002, our share of gold production from our mines was 2,823,075 ounces of gold, and our share of copper production was approximately 427,477,000 pounds of copper. We had total sales of U.S.$1,209 million and generated net income of U.S.$116 million in the year ended December 31, 2002.

Our operations are conducted through four decentralized regional business units. These business units are divided into the following geographic areas: the Americas, which we define as North and South America, excluding Canada; Asia Pacific, which includes Australia and Papua New Guinea; Canada; and Africa.

Our share of gold production from our mines in the Americas was 1,083,935 ounces of gold, or 38.4% of our share of total gold production, in 2002. Our mines in the United States accounted for 22.9% of our share of the total gold production from all of our mines in 2002. Cortez mine, which is our largest mining operation worldwide in terms of our share of 2002 production, produced 1,081,677 ounces of gold in 2002, of which our share was 649,006 ounces. We operate, and hold a 60% joint venture interest in, the Cortez mine. In 2002, we also produced 325.8 million pounds of copper out of the Zaldívar mine located in Chile.

Our share of gold production from our mines in Asia Pacific was 988,591 ounces of gold, or 35.0% of our share of total gold production, in 2002. We expect our share of gold production in Asia Pacific in 2003 to increase over 2002 levels in large part due to the acquisition of AurionGold in late 2002, which is further described under “—Recent Developments”. The AurionGold acquisition increased our ownership interest in the Porgera mine in Papua New Guinea from 50% to 75% and increased our interest in the Granny Smith mine in Australia from 60% to 100%. Total production in 2002 at the Porgera mine fell by 15.6% in 2002 compared to 2001, as a result of disruptions in electrical power between July 16 and October 12 due to vandalism that interrupted the power supply. Total gold production at the Granny Smith mine increased approximately 42% in 2002 compared to 2001 due to the Wallaby pit reaching full production capacity and accessing of higher- grade ore. In 2003, production at the Granny Smith mine is expected to decrease to 283,000 ounces, in line with the original mine plan.

Our share of gold production from our mines in Canada was 556,311 ounces of gold, or 19.7% of our share of total gold production, in 2002. In July 2002, we established a joint venture in which we own a 51% interest and Kinross Gold Corporation owns a 49% interest. Under this joint venture, we contributed the Dome mine and mill and Kinross contributed the Hoyle Pond, Pamour, Nighthawk Lake and Bell Creek mines.

Our share of gold production from our mines in South Africa was 194,238 ounces of gold, or 6.9% of our share of total gold production, in 2002. South Deep mine contained 54% of our total gold reserves as of December 31, 2002. The South Deep mine is a joint venture owned 50% by Western Areas Limited and 50% by us. We expect gold production at South Deep to gradually ramp up over the next several years as the main shaft, which is expected to be commissioned in the fourth quarter of 2003, with full operation expected by 2004, will add to our production capabilities.

Set out below are our significant subsidiaries as of December 31, 2002, and their respective jurisdictions of incorporation. We directly or indirectly wholly own each such subsidiary.

Subsidiary	Jurisdiction

Placer Dome (CLA) Limited	Canada
Placer Dome America Holding Corporation	Nevada
Placer Dome U.S. Inc.	California
Placer Cortez Inc.	Delaware
Zaldivar Chile Inc.	Barbados
Compania Minera Zaldivar	Chile
Placer International Finance Inc.	Barbados
PDG Aureate Limited	Cayman Islands
Placer Dome Asia Pacific Limited	New South Wales
Highlands Gold Limited	Papua New Guinea
Highlands Gold Properties Limited	Papua New Guinea
Goldfields PNG Holdings Limited	Papua New Guinea
Placer Dome South Africa (Proprietary) Limited	South Africa

Our common shares are listed on the New York Stock Exchange, The Toronto Stock Exchange, The Australian Stock Exchange, Euronext—Paris and the Swiss Exchange. Our common shares are listed under the stock symbol “PDG”. International Depositary Receipts representing our common shares are listed on Euronext—Brussels.

Our head office, registered office and principal place of business are all located at Suite 1600, 1055 Dunsmuir Street, P.O. Box 49330, Bentall Postal Station, Vancouver, British Columbia, Canada V7X 1P1.

Our Strategy

Our financial objectives are long-term growth in cash flow and earnings per share through successful gold and other metals exploration, property acquisition, technology development and application, mine development and mine operations. Our strategy is intended to generate value for shareholders through:

Optimizing of production from existing operations. We seek to enhance the performance of existing assets through productivity improvements, cost cutting and mine site exploration programs that are intended to add value by extending the life of our mines. Life of mine operational plans are focused on maximizing each mine’s discounted long term cash flow and pre-tax mine operating earnings over the long term. In 2002, we spent approximately U.S.$52 million on exploration, with most of the amount allocated to exploration at existing mine sites.

Acquisition and development of long-life, low cost gold and other metal mining opportunities. We are working to enhance our portfolio of operating assets through project development and acquisition. We continuously evaluate opportunities to acquire additional gold mining assets and businesses. Our acquisition strategy is to acquire assets or properties that offer long-term growth potential without compromising our financial flexibility and the strength of our balance sheet. Consistent with our strategy, we have acquired interests in a number of properties, initiated new developments and expanded existing operations. On December 31, 2002, we completed the acquisition of 100% of the outstanding shares of AurionGold Limited in exchange for the issuance of 77,934,094 of our common shares and the payment of U.S.$63 million in cash to the shareholders of AurionGold.

Innovation to lower costs. We invest in research and technology to more efficiently and effectively extract and process ore. We are currently focusing our research and development activities on improving our product cost structure.

We also believe in integrating the efficient extraction of mineral resources with responsible health, safety and environmental policies.

Recent Developments

Acquisition of AurionGold

We acquired a controlling interest in AurionGold on October 22, 2002 through a public tender offer and completed the acquisition of 100% of the common shares of AurionGold as of December 31, 2002. The total acquisition cost was U.S.$785 million, comprised of approximately 78 million of our common shares, U.S.$63 million in cash and approximately U.S.$13 million in direct costs incurred by us. In addition to this U.S.$13 million of direct costs, AurionGold accrued in their pre-acquisition results charges totaling U.S.$7 million for severance and office closure costs, bringing our total direct costs to U.S.$20 million. This acquisition increased our interest in the Granny Smith mine in Australia from 60% to 100% and our interest in the Porgera mine in Papua New Guinea from 50% to 75%. The transaction also added three mines in Western Australia and one mine in Tasmania and increased our total gold reserves as of the end of 2002 to over 50 million ounces. This acquisition also resulted in Asia Pacific becoming our largest geographic region, measured in terms of the amount of anticipated gold production in 2003. Our consolidated financial statements have reflected AurionGold as a consolidated subsidiary since October 31, 2002.

Please see our annual information form, which is incorporated herein by reference, for further information concerning the assets we acquired when we acquired AurionGold. In particular, please see the tables on pages 13 to 15 of our annual information form for information concerning our share of the mineral reserves and resources at the Granny Smith and Porgera mines, in which we increased our interests as a result of the acquisition of AurionGold, and concerning the mineral reserves and resources at the Henty, Kalgoorlie West and Kanowna Belle mines we acquired when we acquired AurionGold. Please also see the table at page 61 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (which is included as a part of our annual information form) for the financial results of operations at each of the above properties, and pages 64 and 65 of the same document for a discussion of operations in 2002 compared to 2001 at each of those properties. Please also see pages 28 to 34 of our annual information form for a detailed discussion of the Porgera mine.

After giving pro forma effect to the AurionGold acquisition as if the transaction had occurred as of January 1, 2002, we would have had sales of U.S.$1,474 million and net earnings of U.S.$114 million in 2002. This unaudited pro forma data is subject to a number of estimates, assumptions and uncertainties and does not purport to reflect what our sales or net earnings would have been had the acquisition of AurionGold occurred as of that date or to project or predict future sales, net earnings or other operating results. For additional information regarding the AurionGold acquisition, including some of the parameters and assumptions involved in deriving these pro forma financial results, please see note 3 of our consolidated financial statements, which are incorporated herein by reference. For additional information regarding AurionGold’s results of operations and financial condition prior to the acquisition, see Appendix A hereto.

Redemption of 8-5/8% Junior Subordinated Debentures

     On March 3, 2003, we announced that we intended to use the net proceeds we realized from the sale of the original debentures to redeem all of our outstanding 8-5/8% Junior Subordinated Debentures due December 31, 2045 (the “Series A COPrS”). On March 6, 2003, we exercised our right to redeem the Series A COPrS on April 24, 2003, at an aggregate redemption price of U.S.$185 million, plus accrued and unpaid interest. The redemption took place as contemplated on April 24, 2003.

South African Draft Mineral and Petroleum Royalty Bill Released

     On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty Bill (the “draft Bill”) to the public for comment, with hearings scheduled to take place in May and June of this year. We have submitted a formal response to the government and we are also participating in joint submissions from industry associations. The draft Bill provides for a 3% tax deductible royalty on gold revenues from our share of production from the South Deep mine. The royalties would be payable commencing when old order mining rights are converted to new mining rights under the Mineral and Petroleum Resources Development Act, which has been promulgated but not yet proclaimed by the President. The rights conversion must occur within 5 years of the proclamation.

Start-up of the Turquoise Ridge Gold Mine in Nevada Initiated

     On April 15, 2003, we announced that our wholly-owned subsidiary, Placer Dome America Holding Corporation, is initiating the start-up of the Turquoise Ridge gold mine in Nevada. The mine is expected to reach full production of 300,000 ounces of gold per year 18 months after the start of development this May. Over the current nine-year mine life, cash and total costs are forecast at U.S.$215 per ounce and U.S.$265 per ounce, respectively, at an envisioned milling rate of approximately 1,100 tonnes per day.

New Discovery at Cortez Joint Venture

     On April 29, 2003, we announced that the Cortez joint venture, in which our wholly-owned subsidiary, Placer Dome U.S. Inc. holds a 60% interest, made a significant new oxidized gold discovery in Nevada, called Cortez Hills. This new resource is approximately 12 km southeast of the existing Pipeline/South Pipeline complex and 0.8 km north of the existing Pediment deposit and is a distinct and separate mineralized zone. It is estimated to contain 2.1 million ounces of measured and indicated gold mineral resources and an additional inferred mineral resource of 0.9 million ounces.

The Offering

The following summary contains basic information about the exchange debentures, the related indenture and the exchange offer. It does not contain all the information that is important to you. For a more complete understanding of the exchange debentures, please refer to the sections of this prospectus entitled “Description of Debentures” and “The Exchange Offer”.

The Exchange Offer

Issuer	Placer Dome Inc., a Canadian corporation.

Securities Offered	We are offering to exchange an aggregate principal amount of up to U.S.$200,000,000 of exchange debentures for the same aggregate principal amount of original debentures. This exchange offer is being made only to qualified holders of the original debentures.

The Exchange Offer	The exchange debentures are offered hereunder to satisfy certain obligations we incurred under the registration rights agreement dated March 6, 2003 with the representatives of the initial purchasers of the original debentures (the “Registration Rights Agreement”). The exchange debentures will represent the same continuing indebtedness of the Company as, and will be identical in all material respects to, the original debentures, except that certain additional interest will not be payable in respect of the exchange debentures and the exchange debentures will not be entitled to registration rights or subject to restrictions on transfer (except that the certificates evidencing the exchange debentures will bear a legend to the effect that they may not be transferred to persons in Canada prior to a specified date). The exchange debentures will be issued under the same indenture with Deutsche Bank Trust Company Americas, as trustee, as were the original debentures. Any original debentures that remain outstanding after consummation of the exchange offer, and the exchange debentures issued in the exchange offer, will together constitute a single series of debt securities under the indenture. This means that, in circumstances where the indenture provides for holders of debt securities of any series issued under the indenture to vote or take any other action as a class, the original debentures and the exchange debentures will vote or take that action as a single class.

The original debentures were not offered to any Canadian Persons, and the certificates evidencing the original debentures bear a legend to the effect that the holders may not resell or otherwise transfer the debentures to any Canadian Person. Pursuant to the Registration Rights Agreement, we are not required to make the exchange offer to any Canadian Persons, we are not required to accept original debentures surrendered by any Canadian Persons in the exchange offer, and we are not required to issue exchange debentures to any Canadian Persons in the exchange offer. We do not intend to make the exchange offer to any Canadian Persons, to accept debentures surrendered by any Canadian Person in the exchange offer, or to issue exchange debentures to any Canadian Persons.

Canadian Resale Restrictions	Unless permitted under Canadian securities legislation, you may not trade the exchange debentures in or to a person in any province or territory of Canada before that date which is four months and one day after the date of original issuance of the exchange debentures. The exchange debentures will bear a legend to that effect.

Tender, Expiration Time and Withdrawal	Holders of original debentures wishing to exchange those original debentures for exchange debentures pursuant to the exchange offer must comply with the procedures for tender set out under “The Exchange Offer — Procedure for Tender of Original Debentures”.

The exchange offer will expire at 5:00 p.m. New York City time, on June 27, 2003, or such later date as we, in our sole discretion, extend the time for which the exchange offer will remain open (the “Expiration Time”).

Tenders of original debentures may be withdrawn at any time before the Expiration Time.

Resale of Exchange Debentures	Based on an interpretation by the staff of the U.S. Securities and Exchange Commission (the “SEC”), set forth in no-action letters issued to third parties, we believe that you can resell and transfer the exchange debentures you receive pursuant to this exchange offer, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	any exchange debentures received by you will be acquired in the ordinary course of business;

•	you have no arrangement or understanding with any person to participate in the distribution of the original debentures or exchange debentures within the meaning of the Securities Act;

•	you are not an "affiliate," as defined in Rule 405 of the Securities Act, of us;

•	you are not engaged in, and do not intend to engage in, the distribution of the exchange debentures within the meaning of the Securities Act;

•	if you are a broker-dealer, you will receive exchange debentures in exchange for original debentures that were acquired for your own account as a result of market-making activities or other trading activities and that you will be required to acknowledge that you will deliver a prospectus meeting the requirements of the
Securities Act in connection with any resale of such exchange debentures; and

•	if you are a broker-dealer, you did not purchase the original debentures being tendered in the exchange offer directly from us for resale pursuant to Rule 144A or any other available exemption from registration under the Securities Act.

Consequences of Failure to Exchange	If you are eligible to participate in this exchange offer and you do not tender your original debentures as described in this prospectus, then you will not be entitled to additional interest or further registration rights and your original debentures will continue to be subject to restrictions on transfer. As a result of the restrictions on transfer and the availability of exchange debentures, the original debentures are likely to be much less liquid than before the exchange offer. See “The Exchange Offer — Consequences of Failure to Exchange Original Debentures Pursuant to Exchange Offer”.

Certain U.S. Tax Consequences of Exchange	A U.S. Holder (as defined below in “Certain Income Tax Considerations — United States Federal Income Tax Considerations”) will not recognize a taxable gain or loss solely as a result of receiving exchange debentures in exchange for original debentures.

Use of Proceeds from Exchange Offer	We will not realize any proceeds from the issue of the exchange debentures.

Exchange Agent	Deutsche Bank Trust Company Americas.

Principal Terms of the Exchange Debentures

Interest	Interest rate: 6-3/8% per annum, accruing from the date of issuance of the exchange debentures.

Payment frequency: semiannually on March 1 and September 1.

First payment: The first interest payment date following the last interest payment date for which interest was payable on the original debentures.

Ranking	The exchange debentures are our general unsubordinated obligations and are not secured by any collateral. Your right to payment under the exchange debentures is:

•	equal with the rights of creditors under our other unsecured unsubordinated debt, including our credit facilities;

•	senior to the rights of creditors under debt expressly subordinated to the exchange debentures;

•	effectively subordinated to all indebtedness and other liabilities of our subsidiaries; and

•	junior to the rights of our secured creditors to the extent of their security in our assets.

Placer Dome, excluding its subsidiaries and its proportionate share of unincorporated joint venture interests, had U.S.$802 million of debt outstanding as of December 31, 2002, a nominal amount of which was secured debt, and U.S.$262 million of which was subordinated debt.

Our subsidiaries had U.S.$145 million of debt (excluding debt owed to Placer Dome and other intercompany debt) outstanding as of December 31, 2002, including U.S.$137 million of debt which was repaid on January 31, 2003.

Additional Amounts	The indenture provides that all payments made by us with respect to the exchange debentures will be made without withholding or deduction for Canadian Taxes, unless required by law or the interpretation or administration thereof, in which case we will pay such Additional Amounts as may be necessary so that the net amount received by each holder of exchange debentures (other than certain Excluded Holders), after such withholding or deduction will not be less than the amount that the holder would have received in the absence of such withholding or deduction, provided that no Additional Amounts will be payable with respect to certain Excluded Taxes. Our obligation to pay Additional Amounts is subject to a number of exceptions and limitations and you should carefully review the information under “Description of Debentures—Additional Amounts” for more information, including the definitions of the capitalized terms used above.

Optional Redemption	We may redeem the exchange debentures in whole, at any time, or in part, from time to time, at the redemption prices described under “Description of Debentures—Optional Redemption.” In addition, we may redeem all, but not less than all, of the exchange debentures at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of redemption if we have become or will become obligated to pay any Additional Amounts (that are more than a de minimis amount) in respect of the exchange debentures as a result of certain changes in Canadian tax laws, subject to conditions described under “Description of Debentures—Optional Redemption for Changes in Canadian Tax Law”.

Sinking Fund	The exchange debentures will not be subject to any sinking fund provision.

Covenants	The indenture will contain covenants that, among other things, will restrict our ability and the ability of our Subsidiaries to incur Indebtedness secured by Mortgages on certain properties located in Canada and the United States and our ability and the ability of our Restricted Subsidiaries to enter into specified sale and leaseback transactions involving certain properties located in Canada and the United States. These covenants are subject to a number of important exceptions and limitations and you should carefully review the information under “Description of Debentures—Certain Covenants of Placer Dome” and “Description of Debentures—Certain Definitions” for more information, including the definitions of the capitalized terms used above, and “Risk Factors—A substantial majority of our assets are not subject to the restrictive covenants in the indenture”.

Absence of a Public Market	The exchange debentures are a new issue of securities for which there is no established market. Accordingly, there can be no assurance that a market for the exchange debentures will develop or as to the liquidity of any market that may develop. The initial purchasers of the original debentures advised us that they currently intend to make a market in the exchange debentures. However, they are not obligated to do so and any market making with respect to the exchange debentures may be discontinued without notice. We do not intend to apply for the listing of the exchange debentures on any securities exchange or for quotation on any automated dealer system.

Risk Factors	You should carefully review the information appearing below under “Risk Factors” for important information with respect to some of the risks affecting us, and our business.

RISK FACTORS

     You should carefully consider all of the information contained and incorporated, or deemed to be incorporated, by reference into this prospectus and, in particular, the risk factors set forth below, as well as the discussion on commitments and contingencies appearing in note 18 of our consolidated financial statements, which are incorporated herein by reference.

Risks related to the mining industry generally

Metal price volatility

     The cash flow and earnings of Placer Dome are derived primarily from gold and copper mining and hence are extremely dependent on metal prices which fluctuate widely and are affected by numerous factors beyond Placer Dome’s control. Factors tending to affect the price of gold include:

•	governments’ sale or lending of gold bullion, and perceptions of their intentions in future;

•	expectations of the future rate of global monetary inflation and interest rates;

•	confidence in the relative strength of the U.S. dollar against other fiat currencies generally;

•	general economic conditions and the perception of risk in capital markets;

•	political conditions, including the threat of war, and restrictions on the acquisition and holding of gold;

•	speculative trading;

•	investment demand for gold;

•	demand for gold for use in jewellery and fabrication; and

•	supply of gold from production, disinvestment and scrap recycling.

Factors tending to affect the price of copper include:

•	global production and inventory stocks;

•	general economic conditions; and

•	industrial demand.

     The effects of these factors, individually or in aggregate, on the prices of gold and/or copper is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect the market value of Placer Dome’s metals inventory, Placer Dome’s financial performance or results of operations. Further, if the market price of gold and/or copper falls, profitability and cash flow will suffer and Placer Dome may experience losses or asset write-downs, and may curtail or suspend some or all of its exploration, development and mining activities.

     Furthermore, sustained low gold and/or copper prices can: (1) reduce revenues further by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold or copper price; (2) halt or delay the development of new projects; (3) reduce funds available for mineral exploration, with the result that depleted mineral reserves are not replaced; (4) reduce the existing mineral reserves where they cannot be economically mined or treated at prevailing prices; and (5) result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

     The revenues and profitability of Placer Dome also could be affected, to a lesser extent than by the prices of gold and copper, by the price of silver.

Placer Dome needs to continually obtain additional mineral reserves for gold production

     Placer Dome must continually replace mineral reserves depleted by production. Depleted mineral reserves must be replaced by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known orebodies, or locating new deposits, in order to maintain and help grow Placer Dome’s production levels over the long term. Success in exploration for gold is very uncertain and there is a risk that future depletion of mineral reserves will not be offset by discoveries. As a result, the mineral reserve base of Placer Dome may decline as mineral reserves are mined without adequate replacement.

Uncertainty of mineral reserve and mineral resource estimates

     Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

•	mineralization or formation could be different from those predicted by drilling, sampling and similar examinations;

•	declines in the market price of gold may render the mining of some or all of Placer Dome’s mineral reserves uneconomic;

•	increases in operating mining costs and processing costs could adversely affect mineral reserves; and

•	the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves.

     Any of these factors may require Placer Dome to reduce its mineral reserve and mineral resource estimates or to increase its costs. Short-term factors, such as the need for additional development of a deposit or the processing of new or different grades, may impair Placer Dome’s profitability.

Increased costs could affect profitability

     The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors, such as changing waste-to-ore ratios, ore grade, metallurgy, labor costs, the cost of supplies and services (for example, electricity and fuel) and the exchange rate of the U.S. dollar against currencies of countries where mining operations are located.

     Currency fluctuations may affect the costs that Placer Dome incurs at its operations. Gold and copper are sold throughout the world based principally on the U.S. dollar price, but a significant portion of Placer Dome’s operating expenses are incurred in currencies other than the U.S. dollar. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the costs of gold and copper production in U.S. dollar terms at mines located outside the United States. Conversely, a depreciation of non-U.S. dollar currencies usually decreases the cost of production in U.S. dollar terms in these countries.

     Placer Dome has historically reduced its exposure to foreign currency fluctuations by entering into forward sale contracts. There can be no assurance that Placer Dome will continue these forward selling techniques.

Mining accidents or other adverse events at a mining location could reduce Placer Dome’s production levels

     At any of Placer Dome’s operations, production may fall below historic or estimated levels as a result of mining accidents, such as a pit wall failure in an open pit mine, or cave-ins or flooding at underground mines. In addition, production may be unexpectedly reduced at a location if, during the course of mining, unfavourable ground conditions or seismic activity are encountered, ore grades are lower than expected, or the physical or metallurgical characteristics of the ore are less amenable to mining or treatment than expected.

Mining Risks

     The business of gold mining involves many risks and hazards, including environmental hazards, industrial accidents, labor force disruption, the unavailability of material and equipment, unusual or unexpected rock formations, pit slope failures, changes in the regulatory environment, weather conditions, cave-ins, rockbursts and water conditions. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. As a result, Placer Dome may incur significant costs that could have a material adverse effect upon its financial performance, liquidity and results of operations.

Environmental Risks

     Placer Dome’s activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. Placer Dome is required to obtain governmental permits and provide other bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Placer Dome makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its obligations for these costs.

     Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Placer Dome has been, or will be, at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Placer Dome’s business, results of operations or financial condition.

     Placer Dome could also be held responsible for the costs of addressing contamination at current or former facilities or third party sites. Placer Dome could also be held liable for exposure to such hazardous substances. Placer Dome is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material.

     Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving in all regions in which Placer Dome conducts its activities. Any changes in such laws, or in the environmental conditions at Placer Dome’s mines, could have a material adverse effect on Placer Dome’s financial condition, liquidity or results of operations. Placer Dome is not able to determine the impact of future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take.

     As mining operations continue to update and clarify their closure plans and as environmental protection laws and administrative policies are changed, Placer Dome will revise the estimate of its total obligations and may be obliged to provide further security for mine reclamation costs. As at December 31, 2002, Placer Dome has estimated its share of reclamation and other post-closure obligations to be incurred for existing and past mining interests to be $312 million. This is an increase from the estimate of $236 million in the prior year, primarily due to the AurionGold acquisition. The aggregate accrued obligation at December 31, 2002 was $197 million. For information concerning long-term reclamation provisioning and the impact of a change in accounting policy commencing January 1, 2003, see the “Reclamation and Closure Costs” section note 1 of our consolidated financial statements, which are incorporated herein by reference.

Investment returns for defined benefit pension plans

     Assets in Placer Dome’s defined benefit pension plans arise through employer contributions and returns on investments made by the plans. Returns on investments made by Placer Dome’s defined benefit pension plans are subject to fluctuation. Placer Dome is responsible for funding any shortfall of pension assets compared to pension obligations under its defined benefit pension plans.

Risks related to Placer Dome’s operations

     In addition to the risks related to the gold mining industry generally, Placer Dome’s operations are also subject to the following risks specific to it:

Political and Country Risk

     Placer Dome conducts operations in a number of countries, namely Australia, Canada, United States of America, Chile, South Africa and Papua New Guinea. These operations are potentially subject to a number of political, economic and other risks. Placer Dome is not able to determine the impact of political, economic or other risks on its future financial position, however Placer Dome currently has global political risk insurance (up to a maximum limit of $400 million) that may mitigate certain adverse financial effects from unfavourable political, economic or other events in certain countries. This insurance comes up for renewal in October 2003.

     Exploration, development and production activities are potentially subject to political, economic and other risks, including:

•	cancellation or renegotiation of contracts;

•	changes in foreign laws or regulations;

•	changes in tax laws;

•	royalty and tax increases or claims by governmental entities;

•	retroactive tax or royalty claims;

•	expropriation or nationalization of property;

•	inflation of costs that is not compensated by a currency devaluation;

•	foreign exchange controls;

•	restrictions on the ability of local operating companies to sell gold offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the sale of gold offshore in U.S. dollars;

•	restrictions on the remittance of dividend and interest payments offshore;

•	restrictions on the ability of a foreign company to have management control of a mining operation;

•	requirement that a foreign company have a domestic joint venture partner, possibly which the foreign company must subsidize;

•	environmental controls and permitting;

•	government mandated social expenditures, such as comprehensive health care for HIV/AIDS infected employees and families;

•	risks of loss due to civil strife, acts of war, guerrilla activities, insurrection and terrorism; and

•	other risks arising out of foreign sovereignty over the areas in which Placer Dome’s operations are conducted.

     Such risks could potentially arise in any country in which Placer Dome operates, however the risks are regarded as greater in South Africa and Papua New Guinea.

     Consequently, Placer Dome’s exploration, development and production activities may be substantially affected by factors beyond Placer Dome’s control, any of which could materially adversely affect Placer Dome’s financial position or results of operations. Furthermore, in the event of a dispute arising from such activities, Placer Dome may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

     In relation to South Africa, a number of economic and social issues exist which increase Placer Dome’s political and economic risk. The current government is facing economic and political issues such as employment creation, black economic empowerment and land redistribution, and social issues (such as crime, corruption, and HIV/AIDS), all of which may impact Placer Dome’s South African operations. While the government is adopting measures to address these issues, this political climate increases the risk of the government making changes in the future to its position on issues such as foreign investment, industrial relations, mining concessions and land tenure, which in turn may adversely affect Placer Dome’s South African operations.

     HIV/AIDS and tuberculosis (which is exacerbated in the presence of HIV/AIDS) are major health care issues faced in South Africa. A portion of Placer Dome’s South African workforce is believed to be infected by HIV. Placer Dome, consistent with its Health and Safety policies, is undertaking a comprehensive HIV/AIDS awareness and prevention program for its South Deep Mine employees. It is not possible to determine with certainty the costs that Placer Dome may incur in the future in dealing with this issue, however if the number of infections increases, costs associated with treatment and employee retraining may also increase, affecting profitability.

     In relation to Papua New Guinea, the location of the Porgera and Misima gold mines, there is a greater level of political and economic risk compared to some other countries in which Placer Dome operates. For example, open pit operations at the Porgera mine were suspended from August 27, 2002 to October 12, 2002 due to interruptions in the electrical power supply as a result of election related vandalism. There is a risk that social unrest and government intervention could be exacerbated during the mine closure process. The Porgera Mine’s infrastructure, including power, water and fuel may be at risk of sabotage. Porgera has extensive community relations and security groups to anticipate and manage social issues that may arise because of the evolving nature of its community.

     The Porgera and Misima mines have, on a number of occasions, experienced delays in the granting of operating permits and licences necessary for these businesses to conduct their lawful operations. Although there has never been an interruption to operations due to an issue of this nature, if at any time in the future permits essential to lawful operations are not obtained or exemptions not granted, there is a risk that the Porgera and Misima mines may not be able to operate for a period. Future government actions cannot be predicted, but may impact on the operation and regulation of mines including Porgera and Misima.

Occurrence of events for which Placer Dome is not insured may affect its cash flows and overall profitability

     Placer Dome maintains insurance to protect itself against certain risks related to its operations. Other than the political risk insurance mentioned above, Placer Dome’s insurance coverage includes the following:

•	property (including boiler and machinery) insurance;

•	directors and officers liability insurance;

•	comprehensive general liability insurance; and

•	marine cargo insurance.

     These coverages are maintained in amounts that are believed to be reasonable depending upon the circumstances surrounding each identified risk. However, Placer Dome may not have insurance for certain risks, such as environmental pollution or other hazards, against which mining companies cannot insure, or against which Placer Dome may elect not to insure because of high premium costs or various other reasons.

     Occurrences of events for which Placer Dome is not insured may affect its cash flows and overall profitability.

Placer Dome’s business depends on good relations with its employees

     In South Africa, employees at Placer Dome’s South Deep mine are unionized. In the past, labor disruptions at various mines in South Africa have been used to advocate labor, political and social causes. Hence the risk of labor disruptions is considered to be higher at South Deep.

     Production at South Deep in the second quarter of 2001 was disrupted by a labor dispute that was settled after a 5-day strike. A labor contract between South Deep and South Africa’s National Union of Mineworkers was concluded in August 2001. This agreement remains in effect until the end of June 2003.

Placer Dome may not have satisfactory title to its properties

     The validity and ownership of mining property holdings can be uncertain and may be contested. Although Placer Dome has attempted to acquire satisfactory title to its properties, risk exists that some titles, particularly titles to undeveloped properties, may be defective. There are currently a number of pending native title or traditional land owner claims relating to certain of Placer’s properties in Australia. See “Government regulation and changes in legislation” below for a discussion on South African title issues.

Competition for mineral land

     There is a limited supply of desirable mineral lands available for acquisition, claim staking or leasing in the areas where Placer Dome contemplates expanding its operations and conducting exploration activities. Many participants are engaged in the mining business, including large, established mining companies. Accordingly, there can be no assurance that Placer Dome will be able to compete successfully for new mining properties.

Uncertainty of exploration and development programs

     Placer Dome’s profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, Placer Dome actively seeks to replace and expand its mineral reserves, primarily through exploration and development and, in the future, intends to do so through strategic acquisitions as well. Exploration for minerals is highly speculative in nature, involves many risks and frequently is unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Assuming the discovery of an economic deposit, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and, during such time, the economic feasibility of production may change. Accordingly, Placer Dome’s exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves. In the event that new mineral reserves are not discovered, Placer Dome may not be able to sustain production beyond the current mine lives, based on current production rates.

Government regulation and changes in legislation

     In the United States, much of Placer Dome’s mineral reserves and operations occur on unpatented lode mining claims and mill sites on federal lands, pursuant to the federal mining laws. There are numerous federal regulatory developments that could restrict mine expansions and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure. Placer Dome is not able to determine the impact of such mining-related regulatory developments on its future financial position. See note 18(e) of our consolidated financial statements for further information.

     On October 10, 2002, the Mineral and Petroleum Resources Development Act No. 28, 2002 (the “Act”) was promulgated into law by publication in the South African Government Gazette. The Act will come into operation on a date fixed by the President by proclamation. It is expected that commencement of the Act will not be proclaimed until the related instruments (including regulations and the Charter and money bill discussed below) have been introduced, finalized and brought into operation.

     The Act provides for state custodianship of mineral resources and the government becomes the grantor of prospecting, mining, exploration as well as production rights. Holders of old-order mining rights will have five years to lodge their rights for conversion into new mining rights in terms of the Act. The conversion requirements are set out in the Act. Old order mining rights will continue in force during the conversion period.

     The Act calls for the development of a broad-based socio-economic empowerment Charter (the “Charter”) that will set out the framework, targets and time-table for increasing the participation of historically disadvantaged South Africans (“HDSAs”) in the mining industry, and enhancing the benefits to HDSAs from the exploitation of mining and mineral resources. On October 11, 2002, the South African government released the draft of the Charter and on February 18, 2003 the government released an appendix to the Charter known as the Scorecard, which is designed to facilitate the application of the Charter in terms of the requirements for conversion of old order mining rights under the Act. The Charter is based on seven key principles, of which five are operationally oriented and cover areas focused on bettering conditions for HDSAs, and two of which are focused on HDSA ownership targets and beneficiation. The Charter contains targets to increase HDSA ownership of South African mining industry assets to 26% over 10 years. The government has indicated an interim target of 15% over 5 years. The Charter states that the transfer of ownership in the industry must take place in a transparent manner and for fair market value. It also states that the South African mining industry will assist HDSA companies in securing financing to fund participation, in the amount of 100 billion rand within the first five years. The Charter does not specify the nature of the assistance to be provided.

     The five operational focus areas of the Charter include human resource development; employment equity including HDSA participation in management and participation by women; HDSA participation in procurement; improved housing and living conditions for mine employees; and community and rural development.

     The Act also allows for the payment by mining rights holders of a state royalty to be prescribed in a separate money bill. On March 20, 2003, the South African government released a draft of The Mineral and Petroleum Royalty bill (the “draft Bill”) to the public for comment, with hearings scheduled to take place in May and June of this year. We have submitted a formal response to the government and we are also participating in joint submissions from industry associations. The draft Bill provides for a 3% tax deductible royalty on gold revenues from our share of production from the South Deep mine. The royalties would be payable commencing when old order mining rights are converted to new mining rights under the Act, which has been promulgated but not yet proclaimed by the President. The rights conversion must occur within 5 years of the proclamation.

     At present, the financial implications of various pieces of the new legislation cannot be assessed, therefore Placer Dome is not in a position to quantify either the increase in costs or the other impacts of the proposed royalty and Charter targets on operations at South Deep. Depending on the final provisions of the new legislation, there is a possibility of a material increase in costs to the operations at South Deep. Placer Dome will continue to monitor closely the progress of the Act, the draft Bill and related instruments and assess their impact on current operations and future development at South Deep.

Joint ventures

     Certain of the properties in which Placer Dome has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Placer Dome or to third parties could have a material adverse effect on the joint ventures. In addition, Placer Dome may be unable to exert control over strategic decisions made in respect of such properties.

Licenses and permits

     The operations of Placer Dome require licenses and permits from various governmental authorities. Placer Dome believes that it holds all necessary licenses and permits under applicable laws and regulations and believes that it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Placer Dome will be able to obtain or maintain all necessary licenses and permits as are required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost.

Acquisitions

     Placer Dome undertakes evaluations of opportunities to acquire additional gold mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of Placer Dome’s business, and may expose Placer Dome to new geographic, political, operating, financial and geological risks. Placer Dome’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, acquire them on acceptable terms and integrate their operations successfully with those of Placer Dome. Any acquisitions would be accompanied by risks, such as a significant decline in the gold price, the ore body proving to be below expectations, the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Placer Dome’s ongoing business; the inability of management to maximize the financial and strategic position of Placer Dome through the successful integration of acquired assets and businesses; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and businesses. In addition, Placer Dome may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Placer Dome to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Placer Dome would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Use of forward sale and derivative instruments

     Placer Dome has historically reduced its exposure to gold and other metal price fluctuations by entering into forward sale and financial derivative contracts. There can be no assurance that Placer Dome will continue the forward selling techniques successfully used, or any other forward selling techniques, or, if they are continued, that Placer Dome will be able to achieve in the future realized prices for gold produced in excess of average London PM fix prices as a result of its forward selling activities.

     If the gold price rises above the price at which future production has been committed under Placer Dome’s hedge instruments, Placer Dome will have an opportunity loss. However, if the gold price falls below that committed price, revenues will be protected to the extent of such committed production. In addition, Placer Dome could be exposed to a loss of value if a counterparty to a hedge or forward sale contract defaults on its primary obligations under the instrument.

Risks Relating to the Debentures

An active trading market may not develop for the exchange debentures, and you may not be able to resell the exchange debentures

     The exchange debentures are a new issue of securities, for which there is no established market. Although the initial purchasers of the original debentures advised us that they currently intend to make a market for the exchange debentures, they are not obligated to do so, and may discontinue market-making activities at any time without notice. In addition, their market-making activities will be subject to limits imposed by applicable U.S. securities laws. We do not intend to apply for listing of the exchange debentures on any securities exchange or for quotation on any automated quotation system. We cannot assure you that any market for the exchange debentures will develop or be sustained. If an active market is not developed or sustained, then the market price and liquidity of the exchange debentures may be adversely affected.

Placer Dome is a holding company and the debentures will effectively be subordinated to all of its subsidiaries’ existing and future liabilities

     The debentures will be obligations exclusively of Placer Dome and will not be obligations of any subsidiaries of Placer Dome. Placer Dome is a holding company and conducts substantially all of its operations through subsidiaries. Substantially all of Placer Dome’s operating assets are owned by its subsidiaries, effectively subordinating the debentures to all existing and future liabilities (including indebtedness, trade payables, and tax, lease and letter of credit obligations) of its subsidiaries. Therefore, Placer Dome’s rights and the rights of its creditors, including holders of the debentures, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of such subsidiary’s creditors, except to the extent that Placer Dome may be a creditor with recognized claims against the subsidiary, in which case Placer Dome’s claims would still be effectively subordinate to any third party security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any liabilities of the subsidiary senior to those held by Placer Dome.

     Placer Dome’s subsidiaries had U.S.$145 million of total debt (excluding debt owed to Placer Dome and other intercompany debt) outstanding as of December 31, 2002, including U.S.$137 million of debt which was repaid on January 31, 2003.

Placer Dome is a holding company and, therefore, its ability to pay the principal and interest on the debentures is dependent upon the distribution of funds from its subsidiaries

     Because Placer Dome is a holding company and substantially all its operations are conducted through its subsidiaries, Placer Dome’s cash flow, and its consequent ability to service its debt, including the debentures, and to pay amounts due in respect to its other obligations, is dependent upon the results of operations of its subsidiaries and the distribution of funds by its subsidiaries. The ability of its subsidiaries to provide dividends, loans and advances to Placer Dome may be subject to contractual, statutory or regulatory restrictions, depends upon the results of operations of its subsidiaries, and is subject to various business considerations.

A substantial majority of our assets are not subject to the restrictive covenants in the indenture

     A substantial majority of our assets (measured in terms of net book value of our property, plant and equipment) is located outside of Canada and the United States and, therefore, will not be subject to the covenants in the indenture limiting our ability to incur indebtedness secured by specified assets or to enter into sale and leaseback transactions with respect to specified assets. The fact that the majority of our assets will not be subject to these covenants could have adverse effects on the holders of the debentures. In particular, the indenture will not prevent us from incurring indebtedness secured by assets located outside of Canada and the United States, and any secured indebtedness we incur will rank senior in right of payment to the debentures to the extent of the security interest in such assets. In addition, any sale and leaseback transactions we enter into with respect to our assets that are not subject to the covenant restricting sale and leaseback transactions will reduce the amount of our assets available to the holders of the debentures in the event of a liquidation of our company.

Consequence of failure to exchange your original debentures for exchange debentures

     If you do not tender your original debentures for exchange under the exchange offer, those original debentures will be subject to certain transfer restrictions. As restricted securities, your original debentures may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available thereunder, or if neither such registration nor such exemption is required by law, and the certificates evidencing those original debentures will bear a legend setting out those restrictions.

     In addition, if you wish to sell or otherwise dispose of all or any part of your original debentures under an exemption from registration under the Securities Act, you must, if requested by us, deliver to us an opinion of counsel, reasonably acceptable in form and substance to us, that such exemption is available.

ENFORCEMENT OF CIVIL LIABILITIES

     We are a corporation organized under the laws of Canada and most of our directors and officers are residents of Canada. In addition, a substantial portion of our assets is located outside the United States. As a result, it may be difficult for holders of debentures to effect service of process within the United States upon our directors or officers who are not residents of the United States, or to realize in the United States upon judgments of courts of the United States predicated upon civil liability of such directors or officers under U.S. federal securities laws. We have been advised by Edwards, Kenny & Bray, our Canadian counsel, that a judgment predicated solely upon civil liability under such laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. We have also been advised by such counsel, however, that there is doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such laws.

RATINGS OF THE DEBENTURES

     The original debentures and the exchange debentures have been assigned a rating of “Baa2” by Moody’s Investors Service, Inc. (“Moody’s) and “BBB+” by Standard & Poor’s Ratings Services (“Standard & Poor’s”). The rating of “Baa2” by Moody’s is the 4th of 9 Moody’s rating categories, and the rating of “BBB+” by Standard & Poor’s is the 4th of 10 Standard & Poor’s rating categories.

     A debenture given a rating of Baa by Moody’s is considered to be a medium-grade obligation (i.e. the debentures are neither highly protected, nor poorly secured). Interest payments and principal security appear adequate for the present, but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such debentures lack outstanding investment characteristics and, in fact, have speculative characteristics, as well. Moody’s also applies numerical modifiers in each generic rating classification from Aa through Caa. The modifier 2 indicates a mid-range ranking within the generic rating classification.

     An obligation rated BBB by Standard & Poor’s exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a (+) or (—) to show relative standing within the major rating categories.

     A rating is not a recommendation to buy, sell or hold a security, and may be subject to revision or withdrawal by the rating agency at any time. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if such rating is so revised or withdrawn, we are under no obligation to update this prospectus.

USE OF PROCEEDS

     We will not realize any proceeds from the issue of the exchange debentures.

     We realized net proceeds of U.S.$196.8 million from the sale of the original debentures, after deducting commissions for the initial purchasers of the original debentures and our offering expenses. On March 3, 2003, we announced that we intended to use the net proceeds we realized from the sale of the original debentures to redeem all of our outstanding 8-5/8% Junior Subordinated Debentures due December 31, 2045 (the “Series A COPrS”). On March 6, 2003, we exercised our right to redeem the Series A COPrS on April 24, 2003, at an aggregate redemption price of U.S.$185 million, plus accrued and unpaid interest. The redemption took place as contemplated on April 24, 2003. Any remaining funds will be used for general corporate purposes, which may include working capital.

EARNINGS COVERAGE

     The earnings coverage set out below has been prepared and included in this prospectus in accordance with Canadian disclosure requirements and is based on our consolidated audited financial statements for the year ended December 31, 2002, and our consolidated unaudited financial statements for the three months ended March 31, 2003, in each case as incorporated herein by reference.

     The annual interest requirements on our long-term debt, after giving effect to the issue of the original debentures and using applicable interest rates, for the twelve month periods ended December 31, 2002 and March 31, 2003, was U.S.$62 million and $U.S. 64 million, respectively. Our earnings, after adjustments for minority interests in the net earnings of subsidiaries, but before the deduction of interest on long-term debt and income and resource taxes for the twelve month periods ended December 31, 2002 and March 31, 2003 amounted to U.S.$208 million, and $U.S. 231 million, respectively, which are 3.4 times, and 3.6 times, our interest requirements for those two periods.

CAPITALIZATION

     The following table summarizes our consolidated cash and cash equivalents and capitalization as of December 31, 2002 on a historical basis and as adjusted to reflect the issuance of the original debentures and the application of the net proceeds from the issuance of the original debentures to redeem our outstanding 8-5/8% Junior Subordinated Debentures, as further described under “Use of Proceeds”.

     The data is derived from our consolidated financial statements. You should read this table in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our Annual Information Form, dated February 19, 2003, and our consolidated financial statements and related notes, which are incorporated herein by reference.

	December 31, 2002

	Actual	As Adjusted

		(unaudited)
	(In millions of
	U.S. dollars)
Cash and cash equivalents(1)	$537	$549

Long-term debt (excluding current portion)(2):
7-1/8% unsecured bonds due 2007	$100	$100
7-3/4% unsecured bonds due 2015	100	100
6-3/8% debentures due 2033	—	200
8-5/8% junior subordinated debentures due 2045	185	—
8-1/2% junior subordinated debentures due 2045	77	77
Medium term notes, unsecured(3)	140	140
Capital leases	5	5

Total long-term debt	607	622
Shareholders’ equity:
Preferred shares—unlimited shares authorized, no par value, none issued	—	—
Common shares—unlimited shares authorized, no par value, issued and outstanding 408,741,574 shares	1,992	1,992
Retained earnings	157	157
Accumulated other comprehensive income	(50)	(50)
Contributed surplus	60	60

Total shareholders’ equity	2,159	2,159

Total capitalization	$2,766	$2,781

(1)	U.S.$137 million of cash and cash equivalents were used on January 31, 2003 to repay U.S.$137 million of debt assumed in the acquisition of AurionGold.

(2)	As of December 31, 2002, the current portion of our long-term debt and capital leases was U.S.$340 million, and was comprised of U.S.$200 million of 7-1/8% unsecured bonds due on May 15, 2003, U.S.$137 million of debt assumed in the acquisition of AurionGold which we repaid on January 31, 2003 and U.S.$3 million of capital leases which we plan to repay during 2003.

(3)	Interest rates ranging from 6.1% to 8.0% with maturities extending to 2026.

SELECTED FINANCIAL INFORMATION

     The following table sets forth certain selected historical consolidated financial and production data as of the end of and for each of the three years in the period ended December 31, 2002, and for the three months ended March 31, 2003 and 2002, prepared in accordance with U.S. GAAP. Audited financial statements for the three years ended December 31, 2002, prepared in accordance with Canadian GAAP, have also been prepared and filed with Canadian securities regulators. Additionally, note 11 to the unaudited financial statements for the three months ended March 31, 2003 and 2002 contains financial statements for those periods prepared in accordance with Canadian GAAP. The selected consolidated statements of earnings (loss) data for the years ended December 31, 2002, 2001 and 2000 and the selected consolidated balance sheet data as of December 31, 2002 and 2001 set forth below have been derived from our audited financial statements, which are incorporated herein by reference. The selected consolidated balance sheet data as of December 31, 2000 set forth below have been derived from our audited consolidated financial statements for the year ended December 31, 2000, which are not incorporated herein by reference. The selected financial data for the interim periods are derived from our unaudited consolidated financial statements, which are incorporated herein by reference. This information should be read in conjunction with our consolidated audited and unaudited financial statements and related notes, which are incorporated herein by reference. The following data set forth under the caption “Gold Statistics” has not been audited.

	Three Months ended
	March 31		Year Ended December 31

	2002	2003	2000	2001	2002

		(In millions of U.S. dollars, except
		per common share and gold statistics)
Consolidated statements of earnings (loss) data(1)
Sales	$303	$409	$1,413	$1,223	$1,209
Mine operating earnings	98	93	442	336	324
Operating expenses:
General and administrative	9	12	43	41	40
Exploration	7	14	56	44	52
Resource development, technology and other	8	15	55	56	55
Write-downs of mining interests	—	—	377	301	—
Operating earnings (loss)	74	52	(89)	(106)	177
Net earnings (loss) before the cumulative effect of changes in accounting policy	45	81	(75)	(133)	124
Net earnings (loss)	37	64	(92)	(133)	116
Per common share:
Net earnings (loss) before the cumulative effect of changes in accounting policy	0.14	0.20	(0.23)	(0.41)	0.35
Net earnings (loss)	0.11	0.16	(0.28)	(0.41)	0.33
Diluted net earnings (loss)	0.11	0.16	(0.28)	(0.41)	0.33
Cash dividends	0.05	0.05	0.10	0.10	0.10

	As of March 31		As of December 31,

	2002	2003	2000	2001	2002

	(In millions of U.S. dollars, except gold statistics)
Balance sheet data(1)
Cash and cash equivalents	$468	643	$331	$433	$537
Property, plant and equipment, purchased undeveloped mineral interests and deferred stripping	1,656	2,676	1,975	1,683	2,695
Total assets	2,725	4,083	2,972	2,611	3,985
Long-term debt and capital leases (including current portion)	809	1,008	878	842	947
Total liabilities	1,340	1,882	1,459	1,268	1,826
Shareholders’ equity	1,385	2,201	1,513	1,343	2,159
Total liabilities and shareholders’ equity	2,725	4,083	2,972	2,611	3,985
Gold statistics (unaudited):
Proven and probable ore reserves (thousands of ozs.)(2)			46,975	44,454	52,891

(1)	Amounts in this table reflect the following significant transactions and changes in accounting policies:

(i)	In December 2000, the Zaldívar Mine completed the sale of some of its water rights for a sum of U.S.$135 million, receivable in fifteen equal annual installments of U.S.$9 million commencing July 1, 2001. This resulted in a pre-tax gain of U.S.$76 million (U.S.$49 million after tax) on a discounted basis.

(ii)	In 2000, Placer Dome recorded write-downs of U.S.$377 million (U.S.$328 million after tax) to reflect the impairment in the value of certain mine assets including U.S.$147 million for Porgera, U.S.$116 million for Las Cristinas, U.S.$66 million for Getchell, and U.S.$45 million for Osborne.

(iii)	In 2000, the adoption of U.S. Securities and Exchange Commission Staff Accounting Bulletin No. 101, “Revenue Recognition”, which resulted in an after-tax charge of U.S.$17 million for the cumulative effect of the change on prior year’s gold earnings.

(iv)	In 2001, Placer Dome recorded write-downs and provisions totaling U.S.$301 million (with nil tax effect), including U.S.$292 million for the Getchell Mine and U.S.$8 million for the Bald Mountain Mine. Placer Dome wrote off Getchell after extensive analysis failed to identify a mine plan at then current gold prices that would recover the carrying value of the asset.

(v)	On October 22, 2002 Placer Dome gained control of AurionGold. This increases Placer Dome’s ownership in Granny Smith and Porgera Mines to 100% and 75% from 60% and 50% respectively as well as adding the Henty, Kalgoorlie West and Kanowna Belle mines to the company’s holdings. See “Summary—Recent Developments”.

(vi)	Effective July 1, 2002, Placer Dome and Kinross Gold Corporation formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, with Kinross’ Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. Placer Dome owns a 51% interest in the joint venture.

(vii)	During the fourth quarter of 2002, Placer Dome changed its accounting policy, retroactive to January 1, 2002, with respect to depreciation and depletion of property, plant and equipment to exclude future estimated mining and development costs. The cumulative effect of this change through December 31, 2001 was to decrease earnings on a pre and after tax basis by U.S.$8 million (U.S.$0.02 per share). The effect of the change in 2002 was to increase earnings on a pre and after tax basis before the cumulative effect of the accounting change by U.S.$7 million (U.S.$0.02 per share). The above items combined to decrease net earnings by U.S.$1 million in 2002.

(viii)	On January 1, 2003, Placer Dome adopted SFAS 143 “Accounting for Asset Retirement Obligations” which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice, which involved accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. The cumulative effect of the change through January 1, 2003, was to increase property, plant and equipment by U.S.$9 million and increase deferred credits and other liabilities by U.S.$32 million with a one-time after-tax charge to net earnings, booked in the first quarter of 2003, of U.S.$17 million (U.S.$0.04 per share). If the change had occurred on January 1, 2002, the cumulative effect would have been to increase property, plant and equipment by U.S.$9 million and increase deferred credits and other liabilities by U.S.$33 million with a one-time after-tax charge to net earnings of U.S.$18 million (U.S.$0.04 per share).

(2)	The amount of ore reserves includes both proven and probable ore reserves as defined under the Canadian Institute of Mining, Metallurgy and Petroleum as required by National Instrument 43-101 of the Canadian Securities Administrators. In the case of mines in which we have a less than 100% interest, amount of ore reserves include only our pro rata share of proven and probable reserves at these mines.

DESCRIPTION OF DEBENTURES

     The original debentures have been, and the exchange debentures are to be, issued under an indenture, as amended and supplemented by a first supplemental indenture (as so amended and supplemented, the “Indenture”), entered into by Placer Dome and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”). The exchange debentures will represent the same continuing indebtedness of Placer Dome as, and will be identical in all material respects to, the original debentures, except that the exchange debentures will be registered under the Securities Act, certain additional interest will not be payable in respect of the exchange debentures and the exchange debentures will not be entitled to registration rights or subject to restrictions on transfer (except that the certificates evidencing the exchange debentures will bear a legend to the effect that they may not be transferred to persons in Canada prior to a specified date). References herein to the “debentures” are to the original debentures and the exchange debentures, together.

     The following summary of certain provisions of the Indenture and the debentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms, and the form of certificate evidencing the debentures. Copies of the Indenture and the form of certificate evidencing the exchange debentures are available upon request from Placer Dome. Capitalized terms and some of the other terms used but not defined in the following description of the debentures have the respective meanings specified in the Indenture. As used in the following description of the debentures, the terms “Placer Dome,” “we,” “our” and “us” mean Placer Dome Inc., excluding, unless otherwise expressly stated or the context otherwise requires, its subsidiaries and its proportionate share of unincorporated joint venture interests.

General

     The Indenture provides that Placer Dome may issue debt securities (the “debt securities”) thereunder from time to time in one or more series and permits Placer Dome to establish the terms of each series of debt securities at the time of issuance. The Indenture does not limit the aggregate amount of debt securities that may be issued by Placer Dome thereunder.

     The original debentures and the exchange debentures will together constitute a separate series of debt securities under the Indenture, initially limited to U.S.$200,000,000 aggregate principal amount. Under the Indenture, Placer Dome may, without the consent of the holders of the debentures, “reopen” the series and issue additional debentures and exchange debentures from time to time in the future. The original debentures, the exchange debentures and any additional debentures or exchange debentures we may issue in the future upon such a reopening will constitute a single series of debt securities under the Indenture. This means that, in circumstances where the Indenture provides for the holders of debt securities of any series to vote or take any action, the original debentures and the exchange debentures, and any additional debentures or exchange debentures that we may issue by reopening the series, will vote or take that action as a single class.

     The debentures will mature on March 1, 2033. The debentures will bear interest from March 6, 2003 at the rate of 6-3/8% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, commencing September 1, 2003, to the persons in whose names the debentures are registered, subject to certain exceptions as provided in the Indenture, at the close of business on February 15 or August 15, as the case may be, immediately preceding such March 1 or September 1. Interest on the debentures will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The debentures will be unsecured and unsubordinated obligations of Placer Dome. The debentures will not be obligations of or guaranteed by any of our subsidiaries or by any joint ventures or partnerships to which we are a party. See “—Ranking of Debentures; Holding Company Structure” below.

     The debentures will not be entitled to the benefit of any sinking fund and will not be subject to repurchase by Placer Dome at the option of the holders. The debentures will be subject to redemption at the option of Placer Dome as described below under “—Optional Redemption” and “—Optional Redemption for Changes in Canadian Tax Law.”

     If Placer Dome has not filed an exchange offer registration statement or a shelf registration statement (as those terms are defined below under “The Exchange Offer—Overview”) covering the original debentures by a specified date, if the exchange offer registration statement or the shelf registration statement is not declared effective by a specified date, or if either Placer Dome has not consummated the exchange offer by a specified date or, if applicable, Placer Dome does not keep the shelf registration statement effective for a specified period of time, then Additional Interest (as defined in the Registration Rights Agreement, and as described below under “The Exchange Offer—Overview”) on the original debentures will be payable under certain circumstances until that requirement is satisfied.

     The debentures will be issued only in fully registered form without coupons, in denominations of U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof. The debentures will be denominated and payable in U.S. dollars.

     The original debentures initially sold to “qualified institutional buyers” (“QIBs”), as defined in Rule 144A under the Securities Act, and to non-U.S. persons in reliance on Regulation S under the Securities Act, are represented by global debentures (as defined below) in book-entry form. The original debentures sold initially to institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) (“institutional accredited investors”) that are not QIBs were issued in definitive certificated form. Holders of interests in global debentures will not be entitled to receive original debentures in definitive certificated form registered in their names except in the limited circumstances described below. See “—Book-Entry; Delivery and Form.”

     The principal of, and premium, if any, and interest on, the debentures will be payable, and, subject to the restrictions on transfer described herein, the debentures in definitive certificated form may be surrendered for registration of transfer or exchange, at the office or agency maintained by Placer Dome for that purpose in the Borough of Manhattan, The City of New York; provided that payments of interest may be made at the option of Placer Dome by check mailed to the address of the persons entitled thereto or by transfer to an account maintained by the payee with a bank located in the United States; and provided, further, that payments on global debentures will be made to The Depository Trust Company, as depository (the “Depository”), or its nominee. The office or agency initially maintained by Placer Dome for the foregoing purposes shall be the office of the Trustee in New York City designated for such purpose. No service charge shall be made for any registration of transfer or exchange of debentures, but Placer Dome may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     If any interest payment date, redemption date or maturity date of any of the debentures is not a Business Day at any Place of Payment, then payment of principal, premium, if any, and interest need not be made at such Place of Payment on such date but may be made on the next succeeding Business Day at such Place of Payment, and no interest will accrue on the amount so payable for the period from and after such interest payment date, redemption date or maturity date, as the case may be.

     Placer Dome will not be required to:

•	issue, register the transfer of, or exchange any debentures during the period beginning at the opening of business 15 days before any selection of debentures to be redeemed and ending at the close of business on the day of that selection; or

•	register the transfer of, or exchange any debentures, or portion thereof, called for redemption, except the unredeemed portion of any debentures being redeemed in part.

Ranking of Debentures; Holding Company Structure

     The debentures will be obligations exclusively of Placer Dome and will not be obligations of any subsidiaries of Placer Dome. Placer Dome is a holding company and conducts substantially all of its operations through subsidiaries. Substantially all of Placer Dome’s operating assets are owned by its subsidiaries, effectively subordinating the debentures to all existing and future liabilities (including indebtedness, trade payables, and tax, lease and letter of credit obligations) of its subsidiaries. Therefore, Placer Dome’s rights and the rights of its creditors, including holders of the debentures, to participate in the assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of such subsidiary’s creditors, except to the extent that Placer Dome may be a creditor with recognized claims against the subsidiary, in which case Placer Dome’s claims would still be effectively subordinate to any third party security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any liabilities of the subsidiary senior to those held by Placer Dome.

     Our subsidiaries had U.S.$145 million of debt (excluding debt owed to Placer Dome and other intercompany debt) outstanding as of December 31, 2002, including U.S.$137 million of debt repaid on January 31, 2003. Although Placer Dome’s credit facilities impose limitations on the incurrence of additional indebtedness by Placer Dome and its subsidiaries, Placer Dome and its subsidiaries retain the ability to incur substantial additional indebtedness and other liabilities.

     The debentures will also be junior in right of payment to Placer Dome’s secured creditors to the extent of their collateral. As of December 31, 2002, Placer Dome, excluding its subsidiaries and its proportionate share of unincorporated joint venture interests, had U.S.$802 million of debt outstanding, of which a nominal amount was secured debt and U.S.$262 million was subordinated debt.

     Because Placer Dome is a holding company and substantially all of its operations are conducted through its subsidiaries, Placer Dome’s cash flow and its consequent ability to service its debt, including the debentures, and to pay amounts due in respect to its other obligations, is dependent upon the results of operations of its subsidiaries and the distribution of funds by its subsidiaries to Placer Dome. The ability of its subsidiaries to provide dividends, loans and advances to Placer Dome may be subject to contractual, statutory or regulatory restrictions, depends upon the results of operations of its subsidiaries, and is subject to various business considerations.

Optional Redemption

     The debentures will be redeemable in whole, at any time, and in part, from time to time, at the option of Placer Dome at a redemption price equal to the greater of

(1) 100% of the principal amount of the debentures to be redeemed; and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the debentures to be redeemed (exclusive of interest accrued to the applicable redemption date) discounted to such redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in the case of both clause (1) and clause (2) above, accrued and unpaid interest on the principal amount of the debentures being redeemed to such redemption date. Notwithstanding the foregoing, installments of interest on debentures that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of such debentures (or one or more Predecessor Securities) registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture.

     “Treasury Rate” means, with respect to any redemption date for the debentures,

(1) the yield, under the heading that represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15 (519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities”, for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Final Maturity Date for the debentures, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or

(2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Treasury Rate shall be calculated on the third Business Day preceding the applicable redemption date. As used in the immediately preceding sentence and in the definition of “Reference Treasury Dealer Quotations” below, the term “Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in The City of New York are authorized or obligated by law, regulation or executive order to close.

     “Comparable Treasury Issue” means, with respect to any redemption date for the debentures, the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the debentures.

     “Comparable Treasury Price” means, with respect to any redemption date for the debentures, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, (2) if the Trustee obtains fewer than four but more than one such Reference Treasury Dealer Quotations for such redemption date, the average of all such quotations or (3) if the Trustee obtains only one such Reference Treasury Dealer Quotation for such redemption date, that Reference Treasury Dealer Quotation.

     “Final Maturity Date” means March 1, 2033.

     “Independent Investment Banker” means, with respect to any redemption date for the debentures, Morgan Stanley & Co. Incorporated and its successors or J.P. Morgan Securities Inc. and its successors, whichever is selected by the Trustee after consultation with Placer Dome, or, if both such firms or the respective successors, if any, to such firms, as the case may be, are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States of America appointed by the Trustee after consultation with Placer Dome.

     “Reference Treasury Dealers” means, with respect to any redemption date for the debentures, Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. and their respective successors (provided, however, that if any such firm or any such successor, as the case may be, ceases to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), the Trustee, after consultation with Placer Dome, shall substitute therefor another Primary Treasury Dealer) and two other Primary Treasury Dealers selected by the Trustee after consultation with Placer Dome.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date for the debentures, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at such holder’s registered address. If less than all the debentures are to be redeemed at the option of Placer Dome, the Trustee will select, in such manner as it deems fair and appropriate, the debentures (or portions thereof) to be redeemed.

     Unless Placer Dome defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the debentures or portions thereof called for redemption on such redemption date.

Additional Amounts

     The Indenture provides that all payments made by Placer Dome under or with respect to the debentures (including, without limitation, any Additional Interest paid by Placer Dome under the Registration Rights Agreement (as those terms are defined below) will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless Placer Dome is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant governmental authority or agency. If Placer Dome is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to any debentures, Placer Dome will pay as additional interest such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder of debentures after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount such holder would have received if such Canadian Taxes had not been withheld or deducted and similar payments (the term “Additional Amounts” shall also include any such similar payments) will also be made by Placer Dome to holders of debentures that are not subject to withholding but are required to pay tax directly on amounts otherwise subject to withholding; provided, however, that no Additional Amounts will be payable with respect to:

(1) a payment made to a holder of debentures (an “Excluded Holder”) in respect of the beneficial owner thereof:

(a) with which Placer Dome does not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(b) which is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirement which applies generally to holders of debentures who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, Placer Dome shall give written notice, in the manner provided in the Indenture, to the Trustee and the holders of the debentures then outstanding of such imposition or change, as the case may be, and provide the Trustee and such holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirement); or

(c) which is subject to such Canadian Taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such debentures or the receipt of payments thereunder; or

(2) any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (“Excluded Taxes”).

     The Indenture further provides that Placer Dome will (1) make such withholding or deduction and (2) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

     The Indenture further provides that Placer Dome will furnish to the holders of any debentures, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law in respect of such debentures, certified copies of tax receipts evidencing such payment by Placer Dome.

     The Indenture further provides that Placer Dome will indemnify and hold harmless each holder of any debentures (other than an Excluded Holder or with respect to Excluded Taxes) and upon written request reimburse each such holder for the amount of:

(a) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the debentures (including, without limitation, any payment of Additional Interest pursuant to the Registration Rights Agreement);

(b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

(c) any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above.

     Wherever there is mentioned, under this caption “Description of the Debentures”, in any context, the payment of principal of, or premium, if any, or interest on, or any other amount payable on or with respect to, any debentures (including, without limitation, any Additional Interest payable pursuant to the Registration Rights Agreement), such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

     The Indenture provides that the covenants described above under this caption “—Additional Amounts” shall survive any termination, defeasance, covenant defeasance or discharge of the Indenture and shall survive the repayment of all or any of the debentures.

Optional Redemption for Changes in Canadian Tax Law

     The debentures will be subject to redemption, in whole but not in part, at the option of Placer Dome, at any time at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the applicable redemption date (provided that installments of interest on debentures that are due and payable on interest payment dates falling on or prior to the relevant redemption date will be payable to the holders of the debentures (or one or more Predecessor Securities) registered as such at the close of business on the relevant record dates according to their terms and the provisions of the Indenture) in the event that Placer Dome has become or will become obligated to pay (which obligation Placer Dome cannot avoid through the use of reasonable measures available to it), on the next date on which any amount would be payable with respect to the debentures, any Additional Amounts (which are more than a de minimis amount) in respect of the debentures as a result of any amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein) or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations by any applicable legislative body, court, governmental agency or regulatory authority of Canada (or any political subdivision or taxing authority thereof or therein), and in any such case which amendment or change is announced or becomes effective on or after the first date on which the debentures were originally issued.

     It shall be a condition to Placer Dome’s right to redeem the debentures pursuant to the provisions set forth in the immediately preceding paragraph that, prior to giving any notice of redemption of the debentures, Placer Dome shall have delivered to the Trustee:

(1) an officers’ certificate stating that the obligation to pay such Additional Amounts cannot be avoided by Placer Dome taking reasonable measures available to it; and

(2) an opinion of independent legal counsel to Placer Dome of nationally recognized standing in Canada and experienced in such matters to the effect that Placer Dome has or will become obligated to pay, on the next date on which any amount would be payable with respect to the debentures, Additional Amounts in respect of the debentures as a result of an amendment or change of the type described in the immediately preceding paragraph.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the debentures at such holder’s registered address.

     Unless Placer Dome defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the debentures called for redemption.

Certain Covenants of Placer Dome

     The Indenture does not limit the amount of unsecured indebtedness or the amount of lease obligations or other liabilities that may be incurred by Placer Dome and its Subsidiaries, nor does the Indenture limit the amount of indebtedness, whether secured or unsecured, or the amount of lease obligations or other liabilities that may be incurred by corporations, joint ventures or partnerships to which Placer Dome is a party but which do not constitute “Subsidiaries” as defined below. As described below, the Indenture contains a covenant that limits the ability of Placer Dome and its Subsidiaries to incur Indebtedness secured by Mortgages on any Principal Property or by stock or Indebtedness of any Restricted Subsidiary, and a covenant that will limit the ability of Placer Dome or any Restricted Subsidiary to enter into any Sale and Leaseback Transaction involving a Principal Property. However, these covenants are subject to a number of important exceptions and limitations and you should carefully review the information with respect to these covenants and the related definitions appearing below. As defined in the Indenture, the term “Principal Property” includes any mineral property or manufacturing or processing plant located within Canada or the United States whose gross book value on the date of determination exceeds 0.50% of Placer Dome’s Consolidated Net Tangible Assets, other than, among other exceptions, any such plant that the Board of Directors from time to time determines is not of material importance to the total business conducted by Placer Dome and its Restricted Subsidiaries considered as one enterprise. As a result, the Board of Directors has considerable flexibility in determining whether or not a particular manufacturing or processing plant constitutes a Principal Property. The Board of Directors could determine that a number of manufacturing or processing plants did not constitute Principal Properties, in which case those plants would not be subject to the covenants limiting the incurrence of Indebtedness secured by Mortgages and Sale and Leaseback Transactions described below. Furthermore, a substantial majority of Placer Dome’s and its subsidiaries’ assets (measured in terms of net book value of our property, plant and equipment) is located outside of Canada and the United States and, therefore, is not subject to the covenants limiting the incurrence of Indebtedness secured by Mortgages and Sale and Leaseback Transactions. See “Risk Factors—A substantial majority of our assets are not subject to the restrictive covenants in the indenture.”

     The Indenture contains, among others, the following covenants:

     Limitation on Liens. The Indenture provides that Placer Dome will not itself, and will not permit any Subsidiary to, create, incur, issue or assume any Indebtedness secured by any mortgage, hypothecation, charge, pledge, lien, encumbrance or other security interest (each a “Mortgage”) of or upon any Principal Property, or on shares of stock or Indebtedness of any Restricted Subsidiary (“Restricted Securities”), which Principal Property is, or Restricted Securities are, owned as of the date of the Indenture or thereafter acquired by Placer Dome or a Restricted Subsidiary, without making effective provision for the outstanding debt securities (together with, if and to the extent Placer Dome shall so determine, any other Indebtedness or other obligations then existing or thereafter created which are not subordinate in right of payment to the debt securities issued under the Indenture) to be secured by such Mortgage equally and ratably with (or prior to) any and all Indebtedness and obligations secured or to be secured thereby and for so long as such Indebtedness is so secured. The provisions set forth in the immediately preceding sentence do not prevent, restrict or apply to the creation, incurrence, issuance or assumption by Placer Dome or any Subsidiary of Indebtedness secured by:

(a) any Mortgage on any Principal Property or Restricted Securities of any Person existing at the time such Person becomes a Restricted Subsidiary;

(b) any Mortgage on any Principal Property existing at the time of acquisition of such Principal Property by Placer Dome or a Restricted Subsidiary, whether or not assumed by Placer Dome or such Restricted Subsidiary, provided that no such Mortgage shall extend to any other Principal Property of Placer Dome or any Restricted Subsidiary;

(c) any Mortgage on any Principal Property (including any improvements on an existing Principal Property) acquired or constructed after the date of the Indenture by Placer Dome or any Restricted Subsidiary to secure the payment of all or any part of the purchase price or cost of construction of such Principal Property (or to secure any Indebtedness incurred by Placer Dome or a Restricted Subsidiary for the purpose of financing all or a part of the purchase price thereof or cost of construction thereof or of improvements thereon) created prior to, at the time of or within 90 days after the later of the acquisition, completion of construction, or commencement of full operation of such Principal Property, provided that no such Mortgage shall extend to any other Principal Property of Placer Dome or a Restricted Subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the Principal Property so constructed, or the improvement, is located;

(d) any Mortgage on any Principal Property or Restricted Securities of any Restricted Subsidiary to secure Indebtedness owing by it to Placer Dome or to another Restricted Subsidiary;

(e) any Mortgage on any Principal Property of Placer Dome or any Restricted Subsidiary in favor of any governmental authority in Canada or the United States to secure partial, progress, advance or other payments to Placer Dome or any Restricted Subsidiary pursuant to the provisions of any contract or statute;

(f) any Mortgage on any Principal Property or Restricted Securities of Placer Dome or any Restricted Subsidiary existing on the date of the Indenture;

(g) any Mortgage on any Principal Property or Restricted Securities of Placer Dome or any Restricted Subsidiary created for the sole purpose of renewing or refunding any of the Mortgages referred to in the foregoing clauses (a) through (f) inclusive, provided that the Indebtedness secured thereby shall not exceed the principal amount of Indebtedness so secured at the time of such renewal or refunding, and that such renewal or refunding Mortgage shall be limited to all or any part of the same property and improvements thereon, shares of stock or Indebtedness which secured the Mortgage renewed or refunded; or

(h) any Mortgage on any Principal Property or Restricted Securities which would otherwise be subject to the foregoing restrictions; provided that the aggregate principal amount of such Indebtedness, together with the aggregate principal amount of other Indebtedness secured by Mortgages on Principal Properties then outstanding (excluding Indebtedness secured by Mortgages permitted under the foregoing clauses (a) through (g) inclusive) and the Attributable Debt in respect of all Sale and Leaseback Transactions entered into after the date of the Indenture (not including Attributable Debt in respect of any such Sale and Leaseback Transactions, the proceeds of which are applied to the prepayment of outstanding debt securities or Funded Debt as provided in clause (2) of the first paragraph under “—Limitation on Sale and Leaseback Transactions” below) would not then exceed 5% of Consolidated Net Tangible Assets.

The Indenture provides that the following types of transactions will not be deemed to be Mortgages securing Indebtedness:

•	any acquisition by Placer Dome or any Restricted Subsidiary of any property or assets subject to any reservation or exception under the terms of which any vendor, lessor or assignor creates, reserves or excepts or has created, reserved or excepted an interest in precious metals, copper, molybdenum, nickel, lead, zinc, oil, gas or any other mineral or timber in place or the proceeds thereof;

•	any conveyance or assignment whereby Placer Dome or any Restricted Subsidiary conveys or assigns to any Person or Persons an interest in precious metals, copper, molybdenum, nickel, lead, zinc, oil, gas or any other mineral or timber in place or the proceeds thereof; or

•	any Mortgage upon any property or assets either owned or leased by Placer Dome or any Restricted Subsidiary or in which Placer Dome or any Restricted Subsidiary owns an interest which secures for the benefit of the Person or Persons paying the expenses of developing or conducting operations for the recovery, storage, transportation or sale of the mineral resources of the said property or assets (or property or assets with which it is unitized) the payment to such Person or Persons of Placer Dome’s or the Restricted Subsidiary’s proportionate part of such development or operating expense.

     Limitation on Sale and Leaseback Transactions. The Indenture provides that Placer Dome will not itself, and will not permit any Restricted Subsidiary to, enter into any arrangement after the date of the Indenture with any bank, insurance company or other lender or investor (other than Placer Dome or another Restricted Subsidiary) providing for the leasing by Placer Dome or any such Restricted Subsidiary of any Principal Property (except a lease for a temporary period not to exceed three years by the end of which it is intended that the use of such Principal Property by the lessee will be discontinued), which has been or is to be sold or transferred, more than 120 days after the later of the acquisition, completion of construction, or commencement of full operation thereof, by Placer Dome or such Restricted Subsidiary to such bank, insurance company or other lender or investor or to any Person to whom funds have been or are to be advanced by such bank, insurance company or other lender or investor on the security of such Principal Property (herein referred to as a “Sale and Leaseback Transaction”) unless, either:

(1) immediately prior to the entering into of such arrangement, Placer Dome or such Restricted Subsidiary could, pursuant to clause (h) of the first paragraph under “—Limitation on Liens,” create a Mortgage on such Principal Property to secure Indebtedness in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction, or

(2) Placer Dome applies, within 120 days after the sale or transfer, an amount equal to the fair market value of the Principal Property so sold and leased back at the time of entering into such Sale and Leaseback Transaction (as determined by the Board of Directors) to the prepayment (other than mandatory prepayment) of outstanding debt securities or other Funded Debt of Placer Dome or any Restricted Subsidiary (other than Funded Debt that is held by Placer Dome or any Restricted Security or Funded Debt of Placer Dome that is subordinate in right of payment to the debt securities of any series).

     Notwithstanding the foregoing, where Placer Dome or any Restricted Subsidiary is the lessee in any Sale and Leaseback Transaction, Attributable Debt shall not include any Indebtedness resulting from the guarantee by Placer Dome or a Restricted Subsidiary of the lessee’s obligation thereunder.

     Delivery of Rule 144A Information. The Indenture provides that, if and so long as Placer Dome is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Placer Dome will prepare and will furnish to any holder of any debentures, any beneficial owner of an interest in a debenture in global form registered in the name of the Depository or its nominee (a “global debenture”) and any prospective purchaser or other prospective transferee of any debentures designated by a holder of debentures or a beneficial owner of an interest in a global debenture, promptly upon request and at the expense of Placer Dome, the financial statements and other information specified in Rule 144A(d)(4) (or any successor provision thereto) under the Securities Act, in each case to the extent necessary to permit the resale or other transfer of debentures by such holder or beneficial owner to be made in compliance with Rule 144A under the Securities Act.

Certain Definitions

     “Attributable Debt” means, as to any particular lease under which any Person is liable as lessee, and at any date as of which the amount thereof is to be determined, the total net amount of rent required to be paid by such Person under such lease during the remaining term thereof (including any period for which such lease has been extended or may, at the option of the lessor, be extended), discounted from the respective due dates thereof to such date at a rate per annum equivalent to the rate inherent in such lease (as determined in good faith by the Company) compounded semi-annually. The net amount of rent required to be paid under any such lease for any such period shall be the aggregate amount of the rent payable by the lessee with respect to such period after excluding amounts required to be paid on account of or attributable to operating costs, maintenance and repairs, insurance, taxes, assessments, water and other utility rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty in an amount which is less than the total discounted net amount of rent required to be paid from the later of the first date upon which such lease may be so terminated or the date of the determination of such net amount of rent, as the case may be, such net amount shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

     “Board of Directors” means either the board of directors of Placer Dome or any duly authorized committee of that board.

     “Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding any portion thereof constituting Funded Debt); (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and (3) appropriate adjustments on account of minority interests of other Persons holding shares of Placer Dome’s Subsidiaries, all as set forth on the most recent consolidated balance sheet of Placer Dome and its Subsidiaries contained in the latest annual report to shareholders of Placer Dome and computed in accordance with generally accepted accounting principles in Canada.

     “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

     “Funded Debt” as applied to any Person, means all Indebtedness of such Person maturing after, or renewable or extendable at the option of such Person beyond, 12 months from the date of determination.

     “Indebtedness” means obligations for money borrowed, evidenced by notes, bonds, debentures or other similar evidences of indebtedness.

     “Mortgage” has the meaning specified above under “—Limitation on Liens.”

     “Person” means any individual, corporation, business trust, partnership, joint venture, joint-stock company, limited liability company, association, company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     “Principal Property” means any (1) mineral property or (2) manufacturing or processing plant, building, structure or other facility, together with the land upon which it is erected and fixtures comprising a part thereof, in either case located within Canada or the United States, the gross book value (without deduction of any reserve for depreciation) of which on the date as of which the determination is being made is an amount which exceeds 0.50% of Consolidated Net Tangible Assets; provided that “Principal Property” shall not include any such plant, building, structure or facility or any portion thereof, together with the land upon which it is erected and fixtures comprising a part thereof, (a) acquired or constructed principally for the purpose of controlling atmospheric pollutants or contaminants or water, noise, odor or other pollution or (b) which the Board of Directors by resolution declares is not of material importance to the total business conducted by Placer Dome and its Restricted Subsidiaries considered as one enterprise.

     “Restricted Securities” has the meaning specified above under “—Limitation on Liens.”

     “Restricted Subsidiary” means any Subsidiary that owns or leases a Principal Property or is engaged primarily in the business of owning or holding securities of Restricted Subsidiaries; provided, however, that the term “Restricted Subsidiary” shall not include a Subsidiary that neither transacts any substantial portion of its business nor maintains any substantial portion of its fixed assets within Canada or the United States (as determined by a resolution of the Board of Directors).

     “Sale and Leaseback Transaction” has the meaning specified above under “—Limitation on Sale and Leaseback Transactions.”

     “Securities Act” means the U.S. Securities Act of 1933, as amended.

     “Subsidiary” means (i) a corporation more than 50% of the outstanding Voting Stock of which at the time of determination is owned, directly or indirectly, by Placer Dome or by one or more other Subsidiaries of Placer Dome or by Placer Dome and one or more other Subsidiaries of Placer Dome or (ii) any other Person (other than a corporation) in which at the time of determination Placer Dome or one or more other Subsidiaries of Placer Dome or Placer Dome and one or more other Subsidiaries of Placer Dome, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

     “United States,” means the United States of America (including the states thereof and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction; and the term “United States of America” means the United States of America.

     “Voting Stock” means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

Events of Default

     An Event of Default with respect to the debt securities of any series is defined in the Indenture as being:

(1) default in payment of any interest on, or any Additional Amounts payable in respect of any interest on, any of the debt securities of that series when due and continuance of such default for a period of 30 days;

(2) default in payment of any principal of, premium, if any, on, or any Additional Amounts payable in respect of any principal of, or premium, if any, on, any of the debt securities of that series when due (whether at maturity, upon redemption, upon repayment or repurchase at the option of the holder or otherwise and whether payable in cash or in shares of our common stock or other securities or property);

(3) default in the deposit of any sinking fund payment or payment under any analogous provision when due with respect to any of the debt securities of that series;

(4) default by Placer Dome in the performance of, or breach of, any other covenant or warranty in the Indenture or in any debt security of that series (other than a covenant or warranty included in the Indenture solely for the benefit of a series of debt securities other than that series) and continuance of that default or breach for a period of 60 days after notice to Placer Dome by the Trustee or to Placer Dome and the Trustee by the holders of not less than 25% in aggregate principal amount of the debt securities of that series then outstanding;

(5) default under any bond, note, debenture or other evidence of Indebtedness of or guaranteed by Placer Dome or under any Mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of or guaranteed by Placer Dome, which results in the acceleration of such Indebtedness in an aggregate principal amount exceeding U.S.$25,000,000 (or the equivalent thereof in any other currency or currency unit), but only if such Indebtedness is not discharged or such acceleration is not rescinded or annulled within 30 days after notice to Placer Dome by the Trustee or to Placer Dome and the Trustee by the holders of at least 10% in aggregate principal amount of the outstanding debt securities of such series;

(6) certain events of bankruptcy, insolvency or reorganization with respect to Placer Dome; or

(7) any other Event of Default established for the debt securities of that series.

     The Indenture provides that the reference to “interest” appearing in clause (1) of the preceding paragraph will be deemed to include, solely insofar as it relates to the debentures, any Additional Interest which may be payable in respect of the debentures pursuant to the Registration Rights Agreement.

     No Event of Default with respect to a series of debt securities necessarily constitutes an Event of Default with respect to any other series of debt securities. The Indenture provides that the Trustee may withhold notice to the holders of the debt securities of any series of the occurrence of a default with respect to the debt securities of such series (except a default in payment of principal, premium, if any, or interest) if the Trustee in good faith determines it in the interest of the holders to do so.

     If an Event of Default with respect to the debt securities of any series occurs and is continuing, either the Trustee or the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may declare the principal of all the debt securities of that series, and accrued and unpaid interest, if any, thereon, to be due and payable immediately.

     At any time after the debt securities of any series have been accelerated, but before a judgment or decree based on acceleration has been obtained, the holders of a majority of the aggregate principal amount of outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration.

     The Indenture provides that, subject to the duty of the Trustee during a default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of debt securities of any series unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to the foregoing, the holders of a majority of the aggregate principal amount of the outstanding debt securities of any series will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the Indenture with respect to the debt securities of that series.

     No holder of any debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder unless:

(1) such holder previously has given written notice to the Trustee of a continuing Event of Default with respect to debt securities of that series;

(2) the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request to the Trustee to institute such proceeding as Trustee, and offered to the Trustee reasonable indemnity against costs, expenses and liabilities incurred in compliance with such request;

(3) in the 60-day period following receipt of the notice, request and offer of indemnity referred to above, the Trustee has failed to initiate such proceeding; and

(4) during such 60-day period, the Trustee has not received from the holders of a majority of the aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with such request.

     Notwithstanding the provisions described in the immediately preceding paragraph or any other provision of the Indenture, the holder of any debt security shall have the right, which is absolute and unconditional, to receive payment of the principal of and premium, if any, and interest on such debt security on the respective dates such payments are due and to institute suit for enforcement of any such payment, and such right shall not be impaired without the consent of such holder.

     Placer Dome is required to furnish to the Trustee annually a statement as to the performance by Placer Dome of certain of its obligations under the Indenture and as to any default in such performance.

Modification, Waivers and Meetings

     The Indenture contains provisions permitting Placer Dome and the Trustee, with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series issued under the Indenture that is affected by the modification or amendment, to modify or amend any of the provisions of the Indenture or of the debt securities of such series or the rights of the holders of the debt securities of such series under the Indenture, provided that no such modification or amendment shall, among other things:

•	change the stated maturity of the principal of, or premium, if any, on, or any installment of interest, if any, on, or any Additional Amounts, if any, with respect to, any debt securities;

•	reduce the principal amount of any debt securities or any premium on any debt securities;

•	reduce the rate of interest on any debt securities;

•	change any place where, or the currency in which, any debt securities are payable;

•	reduce any Additional Amounts payable with respect to any debt securities;

•	impair the holder’s right to institute suit to enforce the payment of any debt securities when due; or

•	reduce the aforesaid percentage of debt securities of any series issued under the Indenture the consent of whose holders is required for any such modification or amendment or the consent of whose holders is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) or reduce the requirements for a quorum or voting at a meeting of holders of such debt securities, without in each such case obtaining the consent of the holder of each outstanding debt security issued under the Indenture so affected.

     The Indenture also contains provisions permitting Placer Dome and the Trustee, without notice to or the consent of the holders of any debt securities issued thereunder, to modify or amend the Indenture in order to, among other things:

•	add to the Events of Default or the covenants of Placer Dome for the benefit of the holders of all or any series of debt securities issued under the Indenture;

•	to establish the form or terms of debt securities of any series and any related coupons;

•	to cure any ambiguity or correct or supplement any provision therein which may be defective or inconsistent with other provisions therein or to make any other provisions with respect to matters or questions arising under the Indenture which shall not adversely affect the interests of the holders of any series of debt securities issued thereunder;

•	to provide for the assumption of Placer Dome’s obligations in the case of a merger, amalgamation or consolidation or conveyance, transfer or lease of its properties and assets substantially as an entirety;

•	to secure the debt securities;

•	to qualify or maintain the qualification of the Indenture under the U.S. Trust Indenture Act of 1939; or

•	to amend or supplement any provision contained in the Indenture, provided that such amendment or supplement does not apply to any outstanding debt securities issued prior to the date of such amendment or supplement and entitled to the benefits of such provision.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive compliance by Placer Dome with certain restrictive provisions of the Indenture, including the covenants described above under “—Certain Covenants of Placer Dome—Limitation on Liens” and “—Limitation on Sale and Leaseback Transactions.” The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may, on behalf of all holders of debt securities of that series, waive any past default under the Indenture with respect to debt securities of that series and its consequences, except a default in the payment of the principal of, or premium, if any, or interest on, any debt securities of such series or in respect of a covenant or provision which cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected.

     The Indenture contains provisions for convening meetings of the holders of debt securities of a series issued thereunder. A meeting may be called at any time by the Trustee and also, upon request, by Placer Dome or the holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given in accordance with the provisions of the Indenture. Except for any consent which must be given by the holder of each outstanding debt security affected thereby, as described above, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum (as described below) is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; provided, however, that any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the holders of a specified percentage, other than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the Indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series, subject to certain exceptions.

     In determining whether the holders of the requisite principal amount of the outstanding debt securities of any series have given any request, demand, authorization, direction, notice, consent or waiver under the Indenture, any debt security of that series owned by Placer Dome or any other obligor on such debt securities or any Affiliate of Placer Dome or such other obligor shall be deemed not to be outstanding.

Discharge, Defeasance and Covenant Defeasance

     Upon the direction of Placer Dome, the Indenture shall cease to be of further effect with respect to any series of debt securities issued thereunder specified by Placer Dome (subject to the survival of certain provisions thereof, including Placer Dome’s obligation to pay Additional Amounts) when:

(1) either (A) all outstanding debt securities of such series have been delivered to the Trustee for cancellation (subject to certain exceptions) or (B) all outstanding debt securities of such series have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year and Placer Dome has deposited with the Trustee, in trust, funds in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal, premium, if any, and interest, if any, to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date thereof, as the case may be, and, to the extent that the amount of any Additional Amounts which are or will be payable with respect to the debt securities of such series can at the time of deposit be determined by Placer Dome (in the exercise by Placer Dome of its reasonable discretion) any Additional Amounts payable with respect to such debt securities to the date of such deposit or to the stated maturity or redemption date, as the case may be,

(2) Placer Dome has paid all other sums payable under the Indenture with respect to the debt securities of such series, and certain other conditions are met, and

(3) certain other conditions are met.

Subject to meeting the conditions described below, Placer Dome may elect with respect to any series of debt securities either:

(1) to defease and be discharged from any and all obligations with respect to the debt securities of such series (except for, among other things, the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities, to hold money for payment in trust and to pay Additional Amounts) (“defeasance”), or

(2) to be released from its obligations with respect to the debt securities of such series described above under “—Certain Covenants of Placer Dome—Limitation on Liens” and “—Limitation on Sale and Leaseback Transactions” and certain other restrictive covenants in the Indenture, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to the debt securities of such series (“covenant defeasance”), in either case upon the irrevocable deposit with the Trustee (or other qualifying trustee), in trust for such purpose, of money, and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money, in an amount sufficient to pay the principal of and any premium and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor or the applicable redemption date, as the case may be, including without limitation any Additional Amounts to the extent that the amount of any such Additional Amounts which are or will be payable with respect to the debt securities of such series can at the time of deposit be determined by Placer Dome (in the exercise by Placer Dome of its reasonable discretion).

     Such defeasance or covenant defeasance shall be effective if, among other things,

(1) it shall not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which Placer Dome or any of its Subsidiaries is a party or is bound,

(2) in the case of defeasance, Placer Dome shall have delivered to the Trustee an opinion of independent United States counsel stating that (A) Placer Dome has received from, or there has been published by, the United States Internal Revenue Service a ruling, or (B) since the date of the Indenture there has been a change in applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion of independent United States counsel shall confirm that, the holders of the debt securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

(3) in the case of covenant defeasance, Placer Dome shall have delivered to the Trustee an opinion of independent United States counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

(4) Placer Dome shall have delivered to the Trustee an opinion of independent Canadian counsel or a ruling from Canada Customs and Revenue Agency to the effect that the holders of such debt securities will not recognize income, gain or loss for Canadian federal, provincial or territorial income tax purposes or other Canadian tax purposes (including, without limitation, withholding tax) as a result of such defeasance or covenant defeasance, as the case may be, and will be subject to Canadian federal, provincial and territorial income tax and other Canadian tax (including, without limitation, withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance, as the case may be, had not occurred (and for purposes of such opinion, Canadian counsel shall assume that holders of such debt securities include holders who are not resident in Canada), and

(5) if the cash and Government Obligations deposited are sufficient to pay the outstanding debt securities of such series (including, without limitation, any Additional Amounts) provided such debt securities are redeemed on a particular redemption date, Placer Dome shall have given the Trustee irrevocable instructions to redeem such debt securities on such date.

     It shall also be a condition to the effectiveness of such defeasance or covenant defeasance that no Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the debt securities of such series shall have occurred and be continuing on the date of such deposit into trust and, solely in the case of defeasance, no Event of Default described in clause (6) of the first paragraph under “—Events of Default” above shall have occurred and be continuing during the period ending on the 91st day after the date of such deposit into trust.

     In the event Placer Dome effects covenant defeasance with respect to the debt securities of any series, then any failure by Placer Dome to comply with any covenant as to which there has been covenant defeasance will not constitute an Event of Default with respect to the debt securities of such series. However, if the debt securities of such series are declared due and payable because of the occurrence of any other Event of Default, the amount of monies and/or Government Obligations deposited with the Trustee to effect such covenant defeasance may not be sufficient to pay amounts due on such debt securities at the time of any acceleration resulting from such Event of Default. However, Placer Dome would remain liable to make payment of such amounts due at the time of acceleration.

Consolidation, Merger and Sale of Assets

     The Indenture provides that Placer Dome shall not consolidate or amalgamate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless:

(1) the Person formed by such consolidation or amalgamation or into which Placer Dome is merged or the Person which acquires by conveyance or transfer, or which leases, the properties and assets of Placer Dome substantially as an entirety (A) shall be a corporation, partnership or trust organized and validly existing under the laws of Canada or any province thereof or the United States of America, any state thereof or the District of Columbia and (B) shall expressly assume Placer Dome’s obligation for the due and punctual payment of the principal of and premium, if any, and interest, if any, on, and any Additional Amounts with respect to, all the debt securities and the performance and observance of every covenant of the Indenture on the part of Placer Dome to be performed or observed;

(2) immediately after giving effect to such transaction, no Event of Default or event that after notice or passage of time or both would be an Event of Default shall have occurred and be continuing; and

(3) Placer Dome shall have delivered to the Trustee the officers’ certificate and opinion of counsel called for by the Indenture.

     The foregoing provisions only apply to a merger, consolidation or amalgamation in which Placer Dome is not the surviving Person and to conveyances, leases and transfers by Placer Dome as transferor or lessor.

     Upon any consolidation or amalgamation by Placer Dome with or merger by Placer Dome into any other Person or any conveyance, transfer or lease of the properties and assets of Placer Dome substantially as an entirety to any Person in accordance with the provisions described in the second preceding paragraph, the successor Person formed by such consolidation or amalgamation or into which Placer Dome is merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, Placer Dome under the Indenture and in the event of any such conveyance or transfer, Placer Dome, except in the case of a lease, shall be discharged of all obligations and covenants under the Indenture and the debt securities and may be dissolved and liquidated.

Book-Entry; Delivery and Form

     The original debentures were offered and sold in connection with the initial offering thereof solely to “qualified institutional buyers” (“QIBs”), as defined in Rule 144A (“Rule 144A”) under the Securities Act, to other institutional “accredited investors,” as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (“institutional accredited investors”), and to non-U.S. persons, as defined in Regulation S (“Regulation S”) under the Securities Act, in reliance on Regulation S. Following the initial offering of the original debentures, the original debentures may be sold to QIBs pursuant to 144A, non-U.S. persons in reliance on Regulation S and pursuant to other exemptions from, or in transactions not subject to, the requirements of the Securities Act, including sales to institutional accredited investors that are not QIBs; provided that the original debentures were not offered or sold to Canadian Persons (as defined below) and the certificates evidencing the original debentures bear a legend to the effect that the original debentures may not be transferred to Canadian Persons.

     The original debentures sold initially to QIBs in reliance on Rule 144A were issued in the form of one or more global debentures in fully registered form, without interest coupons (each, a “144A global debenture”). Each 144A global debenture was deposited with, or on behalf of, a custodian for The Depository Trust Company, as depository (the “Depository”) and registered in the name of the Depository or its nominee. Investors may hold their beneficial interests in a 144A global debenture directly through the Depository if they are participants in the Depository’s book-entry system or indirectly through organizations which are participants in such system. The 144A global debentures are subject to restrictions on transfer and bear legends to that effect.

     The original debentures sold initially to non-U.S. persons in offshore transactions (as defined in Regulation S) in reliance on Regulation S were issued initially in the form of one or more global debentures in fully registered form, without interest coupons (each, a “Regulation S global debenture” and together with the 144A global debentures, the “global debentures”). Each Regulation S global debenture was deposited with, or on behalf of, a custodian for the Depository and registered in the name of the Depository or its nominee for credit to the subscribers’ respective accounts (or to such other accounts as they have directed) at Euroclear Bank S.A./NV, as operator of the Euroclear System (“Euroclear”), or Clearstream Banking, société anonyme, Luxembourg (“Clearstream Luxembourg”). The Regulation S global debentures are subject to restrictions on transfer and bear legends to that effect.

     Investors may hold their interest in the Regulation S global debentures directly through Euroclear or Clearstream Luxembourg, if they are participants in such systems, or indirectly through organizations that are participants in such systems. After the 40 day restricted period described below, investors may also hold such interests through organizations other than Euroclear or Clearstream Luxembourg that are participants in the Depository’s system. Euroclear and Clearstream Luxembourg hold such interests in the Regulation S global debentures on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries. Such depositaries, in turn, hold such interests in the Regulation S global debentures in customers’ securities accounts in the depositaries’ names on the books of the Depository.

     The original debentures sold initially or transferred to institutional accredited investors who are not QIBs were issued in definitive, fully registered certificated form, without interest coupons (“certificated debentures”). Upon the transfer of certificated debentures initially issued to institutional accredited investors to a QIB or in accordance with Regulation S, such certificated debentures will, unless the applicable 144A global debenture or Regulation S global debenture has previously been exchanged in whole for certificated debentures under the limited circumstances described below, be exchanged for an interest in the applicable global debenture. The certificated debentures will be subject to restrictions on transfer and will bear legends to that effect.

     Except as set forth below, the global debentures may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or its nominee to a successor depository or any nominee of such successor. Beneficial interest in global debentures may not be exchanged for certificated securities except in connection with a transfer to an institutional accredited investor or in the limited circumstances described below.

     All interests in the global debentures, including those held through Euroclear or Clearstream Luxembourg, may be subject to the procedures and requirements of the Depository. Those interests held through Euroclear or Clearstream Luxembourg may also be subject to the procedures and requirements to those systems.

     Exchange Among Global Debentures. Prior to the 40th day after the later of the commencement of the offering of the original debentures and the closing date of that offering (such period through and including such 40th day, the “restricted period”), transfers by an owner of a beneficial interest in the Regulation S global debenture to a transferee who takes delivery of such interest through the 144A global debenture or to an institutional accredited investor that is not a QIB who takes delivery of such interest in the form of certificated debentures may be made only upon receipt by the Trustee of a written certification from the transferor of the beneficial interest in the form provided in the Indenture to the effect that such transfer is being made to (1) a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A or (2) an institutional accredited investor purchasing for its own account, or for the account of such an institutional accredited investors, in each case in a minimum principal amount of the debentures of U.S.$100,000. In addition, in the case of a transfer pursuant to clause (2) above, the transferor will be required to deliver to the Trustee a letter from the transferee substantially in the form of Appendix B hereto, which shall provide, among other things, that the transferee is an institutional accredited investor that is not acquiring such debentures for distribution in violation of the Securities Act, and, if Placer Dome requests, an opinion of counsel reasonably acceptable to Placer Dome to the effect that the transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

     Transfers by an owner of a beneficial interest in the 144A global debenture or an institutional accredited investor holding certificated debentures to a transferee who takes delivery through the Regulation S global debenture, whether before or after the expiration of the restricted period, will be made only upon receipt by the Trustee of a certification from the transferor to the effect that such transfer is being made in accordance with Regulation S or (if available) Rule 144 under the Securities Act and that, if such transfer is being made prior to the expiration of the restricted period, the interest transferred will be held immediately thereafter through Euroclear or Clearstream Luxembourg.

     Any beneficial interest in a global debenture that is transferred to a person who takes delivery in the form of a beneficial interest in another global debenture will, upon transfer, cease to be an interest in the original global debenture and will become an interest in the other global debenture and, accordingly, will thereafter be subject to all transfer restrictions and other procedures applicable to beneficial interests in such other global debenture for as long as it remains a beneficial interest therein.

     Certificated Debentures. As described above, beneficial interests in the global debentures generally may not be exchanged for certificated debentures except in connection with a transfer to an institutional accredited investor. However, the Indenture will provide that the global debentures will be exchangeable for certificated debentures if:

(a) the Depository notifies Placer Dome that it is unwilling or unable to continue as Depository for the global debentures or the Depository for the global debentures ceases to be a clearing agency registered as such under the Exchange Act if so required by the applicable law or regulation, and no successor Depository for the debentures shall have been appointed within 90 days of such notification or of Placer Dome becoming aware of the Depository’s ceasing to be so registered, as the case may be;

(b) Placer Dome, in its sole discretion, executes and delivers to the Trustee an order to the effect that the global debentures shall be so exchangeable; or

(c) an Event of Default has occurred and is continuing with respect to the debentures.

     Upon any such exchange, Placer Dome will execute and the Trustee will authenticate and deliver certificated debentures in exchange for interests in the global debentures. Placer Dome anticipates that those certificated debentures will be registered in such names as the Depository instructs the Trustee and that those instructions will be based upon directions received by the Depository from its participants with respect to ownership of beneficial interests in the global debentures. Except as otherwise provided in the Indenture, any certificated securities issued in exchange for interests in a global debenture will be subject to restrictions on transfer and will bear legends to that effect.

     Book-Entry System. The Depository has advised Placer Dome that the Depository is:

•	a limited purpose trust company organized under the New York Banking Law,

•	a “banking organization” within the meaning of the New York Banking Law,

•	a member of the Federal Reserve System,

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	“a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     The Depository was created to hold securities of institutions that have accounts with the Depository (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository’s participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depository. Indirect access to the Depository’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (“indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of the Depository only through participants or indirect participants.

     Placer Dome expects that, upon the issuance of a global debenture, the Depository will credit, on its book-entry registration and transfer system, the respective principal amounts of the debentures represented by such global debenture to the accounts of participants. Ownership of beneficial interests in the global debentures will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global debentures will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by the Depository (with respect to participants’ interests) and participants and indirect participants (with respect to the owners of beneficial interests in the global debentures other than participants). Likewise, beneficial interests in global debentures may only be transferred in accordance with the Depository’s procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Luxembourg. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global debentures.

     So long as the Depository or its nominee is the registered holder of the global debentures, the Depository or such nominee, as the case may be, will be considered the sole owner and holder of the related debentures for all purposes under the Indenture. Except as described herein, owners of beneficial interests in the global debentures will not be entitled to have the debentures represented by such global debentures registered in their names and will not receive or be entitled to receive physical delivery of certificated debentures (except in connection with the transfer to an institutional accredited investor). In addition, owners of beneficial interests in the global debentures will not be considered to be the owners or registered holders of the debentures represented by those beneficial interests under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each person owning a beneficial interest in a global debenture must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its beneficial interest, to exercise any right of a registered holder of debentures. Placer Dome understands that under existing industry practice, in the event that the Depository is entitled to take any action as the registered holder of a global debenture, the Depository would authorize its participants to take such action and that the participants would authorize owners of beneficial interests owning through such participants to take such action or would otherwise act upon the instructions of owners of beneficial interests.

     Payment of principal of, and premium, if any, and interest on, debentures represented by a global debenture registered in the name of the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered holder of such global debenture. Placer Dome expects that the Depository or its nominee, upon receipt of any payment in respect of a global debenture, will credit its participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global debenture as shown on the records of the Depository or its nominee. Placer Dome also expects that payments by participants and indirect participants to owners of beneficial interests in a global debenture will be governed by standing instructions and customary practices and will be the responsibility of such participants and indirect participants and not of the Depository. Placer Dome will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, ownership of beneficial interests in the global debentures or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between the Depository and its participants and indirect participants or the relationship between such participants and indirect participants and the owners of beneficial interests owning through such participants and indirect participants.

     Trading. Transfers between participants in the Depository will be effected in the ordinary way in accordance with the Depository’s rules and operating procedures and will be settled in same-day funds, while transfers between participants in Euroclear and Clearstream Luxembourg will be effected in the ordinary way in accordance with their respective rules and operating procedures.

     Subject to the transfer restrictions described above and the certification and other requirements set forth in the Indenture, any cross-market transfer between participants in the Depository, on the one hand, and Euroclear or Clearstream Luxembourg participants, on the other hand, will be effected through the Depository in accordance with its rules on behalf of Euroclear or Clearstream Luxembourg, as the case may be, by its respective depositary. However, such cross-market transfers will require delivery of instructions to Euroclear or Clearstream Luxembourg, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Euroclear or Clearstream Luxembourg, as the case may be, will, if the transfer meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving the beneficial interests in the applicable global debenture in the Depository, and making or receiving payment in accordance with normal procedures for funds settlement applicable to the Depository. Participants in Euroclear or Clearstream Luxembourg may not deliver instructions directly to the depositaries for Euroclear or Clearstream Luxembourg, as the case may be.

     Because of time zone differences, the securities account of a Euroclear or Clearstream Luxembourg participant purchasing a beneficial interest in a global debenture from a Depository participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream Luxembourg, as applicable) immediately following the Depository’s settlement date. Credit of such transfer of a beneficial interest in a global debenture settled during such processing day will be reported to the applicable Euroclear or Clearstream Luxembourg participant on that day. Cash received in Euroclear or Clearstream Luxembourg as a result of a transfer of a beneficial interest in a global debenture by or through a Euroclear or Clearstream Luxembourg participant to a Depository participant will be received with value on the Depository’s settlement date but will be available in the applicable Euroclear or Clearstream Luxembourg cash account only as of the business day for Euroclear or Clearstream Luxembourg following the Depository’s settlement date.

     Although Placer Dome believes that the Depository, Euroclear and Clearstream Luxembourg have agreed to the procedures described above in order to facilitate transfers of interests in the global debentures among participants of the Depository, Euroclear and Clearstream Luxembourg, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor Placer Dome will have any responsibility for the performance by the Depository, Euroclear or Clearstream Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     The information in this subsection “—Book-Entry; Delivery and Form” concerning the Depository, Euroclear and Clearstream Luxembourg and their respective book-entry systems has been obtained from sources that Placer Dome believes to be reliable, but Placer Dome takes no responsibility for the accuracy thereof.

Governing Law

     The Indenture and the debentures will be governed by the laws of the State of New York.

Concerning the Trustee

     Deutsche Bank Trust Company Americas is Trustee under the Indenture.

     Upon the registration statement of which this prospectus is a part becoming effective under the Securities Act, it is anticipated that the Indenture will be qualified under the U.S. Trust Indenture Act of 1939 and that the Trustee will be eligible to act as trustee for purposes of compliance with such Act.

Consent to Service

     Placer Dome has designated and appointed CT Corporation, 111 Eighth Avenue, New York, New York 10011 as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to the Indenture or any debt securities that may be instituted in any federal or state court located in the State of New York, or brought by the Trustee (whether in its individual capacity or in its capacity as Trustee under the Indenture) or by any holder or beneficial owner of debt securities, and, to the extent permitted by law, will irrevocably submit to the nonexclusive jurisdiction of such courts in any such action, suit or proceeding.

Enforceability of Judgments

     Since a substantial majority of Placer Dome’s assets (measured in terms of net book value of its property, plant and equipment) are located outside the United States of America, any judgment obtained in the United States against Placer Dome, including any judgment with respect to the payment of principal of, or premium, if any, or interest on, the debentures may not be collectible within the United States of America.

     Placer Dome has been informed by its Canadian counsel, Edwards, Kenny & Bray, that the laws of the Province of British Columbia, including the laws of Canada applicable therein, permit an action to be brought in a court of competent jurisdiction in the Province of British Columbia (a “British Columbia Court”) on a final, conclusive and subsisting judgment in personam of a federal or state court sitting in the State of New York (a “New York Court”) that is subsisting and unsatisfied respecting the enforcement of the Indenture, the Registration Rights Agreement and the debentures that is not impeachable as void or voidable under the laws of the State of New York and that is for a sum certain, if:

(1) the court rendering such judgment had jurisdiction over the judgment debtor as recognized by the British Columbia Court (and submission by Placer Dome to the non-exclusive jurisdiction of the New York Court pursuant to the Indenture and the Registration Rights Agreement is and will be sufficient for this purpose);

(2) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy as such term is applied by the British Columbia Court under the laws of the Province of British Columbia;

(3) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; and

(4) the action to enforce a foreign judgment is commenced within applicable limitation periods of the Province of British Columbia.

     In addition, under the Currency Act (Canada), a British Columbia Court may only render judgment for a sum of money in Canadian currency, and in enforcing a foreign judgment for a sum of money in a foreign currency, a British Columbia Court will render its decision in the Canadian currency equivalent of such foreign currency. In the opinion of such counsel, there are currently no reasons under the laws of the Province of British Columbia for avoiding recognition of such judgments of a New York Court based upon public policy.

THE EXCHANGE OFFER

Overview

     In connection with the issuance of the original debentures, we entered into a Registration Rights Agreement, dated as of March 6, 2003, (the “Registration Rights Agreement”) with Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., as the representatives of the initial purchasers of the original debentures. The following summary of selected provisions of the Registration Rights Agreement is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement. Copies of the Registration Rights Agreement are available from us upon request. As used in the following description of the Registration Rights Agreement, the terms “Placer Dome,” “we,” “our” and “us” mean Placer Dome Inc., excluding, unless otherwise expressly stated or in the context otherwise requires, its subsidiaries and its proportionate share of unincorporated joint venture interests.

     The Registration Rights Agreement contemplates that we will use our reasonable best efforts to file with the SEC and to cause to become effective a registration statement (the “exchange offer registration statement”) with respect to the issuance of exchange debentures identical in all material respects to, and evidencing the same continuing indebtedness as, the original debentures, except that Additional Interest, as described below, will not be payable in respect of the exchange debentures, and the exchange debentures will not be entitled to registration rights under the Registration Rights Agreement and will not, with certain exceptions, be subject to restrictions on transfer (except that the certificates evidencing the exchange debentures will bear a legend to the effect that they may not be transferred to persons in Canada prior to a specified date). Upon becoming effective, the exchange offer registration statement will permit the holders of original debentures, except as described below, the opportunity to exchange their original debentures for the exchange debentures. Under existing interpretations of the SEC set forth in no-action letters to third parties, the exchange debentures will in general be freely transferable (other than by holders who are broker-dealers or by any holder who is an affiliate of ours) after the exchange offer without further registration under the Securities Act.

     Under those existing SEC interpretations, each holder of original debentures participating in the exchange offer will be required to represent to us, among other things, that, at the time of the consummation of the exchange offer:

•	any exchange debentures received by that holder will be acquired in the ordinary course of business,

•	that holder has no arrangement or understanding with any person to participate in the distribution of the original debentures or the exchange debentures within the meaning of the Securities Act,

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of us,

•	that holder is not engaged in, and does not intend to engage in, the distribution of the exchange debentures within the meaning of the Securities Act,

•	if that holder is a broker-dealer, it will receive exchange debentures in exchange for original debentures that were acquired for its own account as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange debentures, and

•	if that holder is a broker-dealer, it did not purchase the original debentures being tendered in the exchange offer directly from us for resale pursuant to Rule 144A or any other available exemption from registration under the Securities Act.

Any holder that is not able to make these representations or certain similar representations will not be entitled to participate in the exchange offer or to exchange the original debentures held by that person for exchange debentures.

     The Registration Rights Agreement provides that, anything therein to the contrary notwithstanding, we will not be required to make the exchange offer to Canadian Persons (as defined under “Canadian Legends on the Debentures”), we will not be required to accept original debentures surrendered by Canadian Persons in the exchange offer, we will not be required to issue exchange debentures to Canadian Persons in the exchange offer and, if we are required to file a shelf registration statement as described below, Canadian Persons will not be entitled to register their original debentures for resale or to sell original debentures pursuant to such shelf registration statement. We do not intend to make the exchange offer to Canadian Persons, to accept original debentures surrendered by Canadian Persons in the exchange offer, to issue exchange debentures to Canadian Persons or, if we are required to file a shelf registration statement, to allow Canadian Persons to register or sell their original debentures pursuant to such shelf registration statement.

     The Registration Rights Agreement further provides that the failure by us to (i) make the exchange offer to Canadian Persons, (ii) accept original debentures surrendered by Canadian Persons in the exchange offer, (iii) issue exchange debentures to Canadian Persons in the exchange offer or (iv) if we are required to file a shelf registration statement, register original debentures held by Canadian Persons for resale pursuant to the shelf registration statement shall not constitute a default by us in the performance, or breach, of any covenant or warranty of ours in the Registration Rights Agreement; and that no Additional Interest (as defined below) shall be payable due solely to the failure by us to perform with respect to Canadian Persons any of the acts specified in clauses (i) through (iv) of this sentence.

     If we determine that a registered exchange offer is not available or may not be consummated as contemplated by the Registration Rights Agreement because it would violate applicable law or applicable interpretations of the staff of the SEC or any order of any court of competent jurisdiction in the United States or Canada or because all approvals of any Canadian or United States governmental authorities that we reasonably determine are necessary in order to make or consummate the exchange offer have not been obtained, or if the exchange offer is for any other reason not consummated within 30 “business days” after the “effectiveness deadline” (in each case, as those terms are defined in the Registration Rights Agreement, and are described below), the Registration Rights Agreement contemplates that we will instead use our reasonable best efforts to file a registration statement covering resales of the original debentures by their holders (a “shelf registration statement”) and will use our reasonable best efforts to cause that shelf registration statement to become effective and to keep that shelf registration statement effective for a maximum of two years from the closing date of the offering of the original debentures. To meet this obligation, we will be required to file a shelf prospectus with the British Columbia Securities Commission. We will, in the event a shelf registration statement is filed, provide to each holder of an original debenture, copies of the related prospectus, and will notify each holder when the shelf registration statement becomes effective. A holder that sells original debentures pursuant to the shelf registration statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a current prospectus to purchasers, and will be subject to certain of the civil liability provisions under the Securities Act in connection with these sales. We will be entitled to require any holder that wishes to include original debentures in a shelf registration statement to furnish us with information regarding that holder and its proposed distribution of the original debentures, and we may exclude from the shelf registration statement the original debentures of any holders that do not comply with our request.

     If we file the shelf registration statement, we will be entitled from time to time to require holders of original debentures to discontinue the sale or other disposition of original debentures pursuant to the shelf registration statement under certain circumstances relating to possible acquisitions or business combinations or other transactions, business developments or other events involving us, or because the related prospectus contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statement therein not misleading; provided that we may not require the holders of original debentures to discontinue the sale or other disposition of original debentures for more than two periods (neither of which may exceed 60 consecutive days) during any period of 365 consecutive days. We will also be entitled to require any participating broker-dealers to discontinue the sale or other disposition of exchange debentures pursuant to the prospectus included in the exchange offer registration statement on the same terms and conditions as those described in this paragraph.

     Under the Registration Rights Agreement, we agreed to use our reasonable best efforts to:

(1) file the exchange offer registration statement with the SEC no later than 120 days after the closing date of the offering of the original debentures,

(2) cause the exchange offer registration statement to be declared effective by the SEC no later than 180 days after the closing date of the offering of the original debentures (the “effectiveness deadline”),

(3) keep the exchange offer registration statement effective until the closing of the exchange offer, and

(4) consummate the exchange offer not later than the date that is 30 business days after the effectiveness deadline.

     A “business day” is defined in the Registration Rights Agreement as any day other than a Saturday or Sunday or a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to remain closed.

     The Registration Rights Agreement also provides that Additional Interest will be payable with respect to the original debentures as follows:

(1) if an exchange offer registration statement or a shelf registration statement is not filed within 120 days after the closing date of the offering of the original debentures, then beginning on the 121st day after the closing date, in addition to the interest otherwise payable on the original debentures, Additional Interest will accrue and be payable on the original debentures at the rate of 0.25% per annum; and

(2) if an exchange offer registration statement or a shelf registration statement is not declared effective by the SEC within 180 days after the closing date of the offering of the original debentures, then beginning on the 181st day after the closing date, in addition to the interest otherwise payable on the original debentures, Additional Interest will accrue and be payable on the original debentures at the rate of 0.25% per annum; and

(3) if either

(a) we have not exchanged exchange debentures for all original debentures validly tendered (and not subsequently withdrawn) in accordance with the terms of the exchange offer on or prior to the date that is 30 business days after the effectiveness deadline, or

(b) if applicable, the shelf registration statement is declared effective but the shelf registration statement ceases to be effective at any time prior to the expiration of the holding period referred to in Rule 144(k) under the Securities Act or, if earlier, such time as all original debentures covered by the shelf registration statement have been disposed of pursuant to the shelf registration statement or sold to the public pursuant to Rule 144(k) under the Securities Act or cease to be outstanding, then, in addition to the interest otherwise payable on the debentures, Additional Interest will accrue and be payable on the original debentures at the rate of 0.25% per annum from and including (x) the day (whether or not a business day) immediately following the 30th business day after the effectiveness deadline, in the case of subclause (a) above, or (y) the day the shelf registration statement ceases to be effective, in the case of subclause (b) above.

     However, the Additional Interest rate on the original debentures will in no event exceed 0.25% per annum. In addition, Additional Interest will cease to accrue:

•	upon the filing of the exchange offer registration statement or shelf registration statement (in the case of clause (1) above),

•	upon the effectiveness of the exchange offer registration statement or shelf registration statement (in the case of clause (2) above), or

•	upon the exchange of exchange debentures for all original debentures validly tendered (and not subsequently withdrawn) in the exchange offer or upon the effectiveness of the shelf registration statement that had ceased to remain effective prior to the expiration of the holding period referred to in Rule 144(k) or, if earlier, such time as all debentures covered by the shelf registration statement have been disposed of pursuant to the shelf registration statement or sold to the public pursuant to Rule 144(k) under the Securities Act or cease to be outstanding (in the case of clause (3) above), as the case may be.

     Any amounts of Additional Interest due pursuant to clauses (1), (2) or (3) of the preceding paragraph will be payable in cash and will be payable on the same dates on which interest is otherwise payable on the original debentures and to the same persons who are entitled to receive those payments of interest on the original debentures. The amount of Additional Interest payable for any period will be determined by multiplying the Additional Interest rate, which will be 0.25% per annum, by the principal amount of the original debentures and then multiplying that product by a fraction, the numerator of which is the number of days that the Additional Interest rate was applicable during that period (determined on the basis of a 360-day year comprised of twelve 30-day months), and the denominator of which is 360.

Terms of the Exchange Offer

     Promptly after the British Columbia Securities Commission issues a receipt for this prospectus and the exchange offer registration statement of which this prospectus forms a part is declared effective under the Securities Act, we will offer the exchange debentures in exchange for the original debentures.

     Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (the “Letter of Transmittal”), we will accept for exchange original debentures which are validly tendered (and not subsequently validly withdrawn, as described below) on or prior to 5:00 p.m. New York City time, on June 27, 2003, or such later date as we, in our sole discretion, extend the time for which the exchange offer will remain open (the “Expiration Time”). We will keep the exchange offer open for at least 20 business days from the date on which notice of the exchange offer is mailed to the holders of the original debentures.

     We will be entitled to close the exchange offer as long as we have accepted all original debentures validly tendered (and not subsequently withdrawn) in accordance with the terms of the exchange offer. We expressly reserve the right to extend or amend the exchange offer at any time, or from time to time, prior to the Expiration Time or to terminate the exchange offer and not to accept for exchange any original debentures not therefore accepted for exchange for any reason, including if any of the events set forth below under “—Acceptance of Original Debentures and Delivery of Exchange Debentures” have occurred and have not been waived by us. We will give verbal or written notice of any extension, amendment, non-acceptance or termination to the Exchange Agent (as defined below) and to the holders of the original debentures as promptly as practicable; notice to such holders of any extension of the Expiration Time will be given by means of a press release or other public announcement issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. During any extension of the exchange offer, all original debentures previously tendered pursuant to the exchange offer will remain subject to the exchange offer.

     We will deliver to each qualified holder of original debentures who validly tenders (and does not subsequently withdraw) original debentures, the same aggregate principal amount of exchange debentures as that holder tenders (and does not subsequently withdraw) of original debentures.

Procedure for Tender of Original Debentures

     The valid tender of original debentures by a holder thereof, and the acceptance thereof by us, will constitute a binding agreement between the tendering holder and us on the terms set out below and in the Letter of Transmittal. Except as set forth below, a holder who wishes to tender original debentures for exchange pursuant to the exchange offer must transmit a properly completed and duly executed Letter of Transmittal, and all other documents required by such Letter of Transmittal, to, or an Agent’s Message (as defined below) in connection with a book-entry transfer must be completed and received by, the Exchange Agent at the address set out in the Letter of Transmittal on or before the Expiration Time. In addition, either (i) certificates for original debentures tendered must be received by the Exchange Agent along with the Letter of Transmittal, or (ii) a timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of such original debentures, if such procedure is available, into the Exchange Agent’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent on or before the Expiration Time, or (iii) the holder must comply with the guaranteed delivery procedures described below.

     The method of delivery of original debentures, Letters of Transmittal and other required documents is at the election and risk of the holder. If such delivery is to be made by mail, then we recommend that the holder use registered mail, properly insured and with return receipt requested. In all cases, the holder should allow sufficient time to permit timely delivery. Please do not send original debentures, Letters of Transmittal or any other required documents to us.

     The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Exchange Agent, and forming a part of a book-entry transfer, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the original debentures that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that we may enforce such agreement against such participant.

     Signatures on a Letter of Transmittal, or on a notice of withdrawal (see “—Withdrawal”), must be guaranteed (see “— “Guaranteed Delivery Procedures”), unless the original debentures surrendered for exchange pursuant thereto are tendered (i) by a registered holder of original debentures who has not completed the box entitled “Special Issuance Instructions” on the Letter of Transmittal, or (ii) for the account of an Eligible Institution (as defined below). If the signatures on a Letter of Transmittal, or a notice of withdrawal, are required to be guaranteed, then such guarantee must be made by one of the following, each of which constitutes an “Eligible Institution”: a firm which is a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States, or which is otherwise an “eligible guarantor institution” within the meaning of Rule17Ad-15 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of original debentures tendered for exchange will be determined by us, in our sole discretion, and any such determination will be final and binding. We reserve the absolute right to reject any particular original debentures not properly tendered, or not to accept any particular original debentures tendered where such acceptance, in our judgment or the judgment of our counsel, might be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular original debentures, either before or after the Expiration Time, including the right to waive the ineligibility of any holder who seeks to tender original debentures. Our interpretation of the terms and conditions of the exchange offer (including those contained in the Letter of Transmittal and the instructions thereto) as to any particular original debentures will be final and binding upon the holder thereof. Unless waived by us, any defects or irregularities in connection with the tender of original debentures for exchange must be cured within such reasonable period of time as we may specify. Neither we, nor the Exchange Agent, nor any other person, will be under any duty to notify a holder of any defect or irregularity with respect to any tender of original debentures, nor shall any of us incur any liability for any failure to do so.

     If the original debentures are registered in the name of a person other than the person signing a Letter of Transmittal, then the original debentures tendered for exchange must be endorsed by, or must be accompanied by, an instrument or instruments of transfer or exchange, in form satisfactory to us, in our sole discretion, duly executed by the registered holder, and with the signature thereon guaranteed by an Eligible Institution.

     If a Letter of Transmittal or any original debentures or any powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or other persons acting in a fiduciary or representative capacity, then such persons must so indicate when signing, and, unless waived by us, in our sole discretion, must concurrently submit proper evidence satisfactory to us of such capacity and authority.

     If any tendered original debentures are not exchanged for any reason, or if any original debentures are submitted in a greater principal amount than the holder desires to exchange, then such unaccepted or non-exchanged original debentures will be returned without cost to the tendering holder thereof (or, in the case of original debentures tendered by the book-entry procedures described herein, such non-exchanged original debentures will be credited to an account maintained by the Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

     The Exchange Agent will make a request to establish an account with respect to the original debentures at the Book-Entry Transfer Facility for the purposes of the exchange offer, so that any financial institution that is a participant in the Book-Entry Transfer Facility may make a book-entry transfer of original debentures by causing the Book-Entry Transfer Facility to transfer such original debentures into the Exchange Agent’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures. Although delivery of original debentures may be effected through book-entry transfer at the Book-Entry Transfer Facility, the applicable Letter of Transmittal, along with any signature guarantees and any other required documents, or an Agent’s Message, must still be transmitted to, and received by, the Exchange Agent at the address set out in the Letter of Transmittal on or before the Expiration Time, or the guaranteed delivery procedures described below must be complied with.

Guaranteed Delivery Procedures

     If a registered holder of original debentures wishes to tender such original debentures, and either those original debentures are not immediately available or time will not permit such original debentures or any other required documents to reach the Exchange Agent on or before the Expiration Time, or the procedure for a book-entry transfer of such original debentures cannot be completed on or before the Expiration Time, then tender of those original debentures may be effected if (i) such tender is made through an Eligible Institution, (ii) on or before the Expiration Time, the Exchange Agent receives from the Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by us (or a facsimile thereof), setting out the name and address of the registered holder, the amount of the original debentures tendered for exchange, and stating that the tender is being made thereby and guaranteeing that, within two business days of the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered original debentures, in proper form for transfer, or a Book-Entry Confirmation, and all other required documents, will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered original debentures, in proper form for transfer, or a Book-Entry Confirmation, and all other required documents, are received by the Exchange Agent within two business days of the date of execution of the Notice of Guaranteed Delivery.

Terms of the Letter of Transmittal

     The Letter of Transmittal contains the following terms and conditions, among others, all of which form a part of the exchange offer:

(1)	The person tendering the original debentures pursuant to the exchange offer (the “Transferor”) will exchange, transfer and assign the original debentures to us, and will irrevocably appoint the Exchange Agent as the Transferor’s agent and attorney-in-fact to cause the original debentures to be so exchanged, transferred and assigned.

(2)	The Transferor will represent and warrant to us that it has full power and authority to tender, exchange, assign and transfer the original debentures and to acquire the exchange debentures to be issued pursuant to the exchange offer and that we will receive good title to the tendered original debentures, free and clear of all encumbrances, liens, restrictions and charges, and that the tendered original debentures will not be subject to any adverse claim by any third party.

(3)	The Transferor will covenant that it will, upon our request, execute and deliver any additional documents we determine are necessary to effect the exchange, assignment and transfer to us of the original debentures.

(4)	The Transferor will agree that acceptance by us of any tendered original debentures and the issue to the Transferor of an equal principal amount of exchange debentures will constitute performance in full by us of certain specified obligations under the Registration Rights Agreement.

(5)	The Transferor will provide us with the representations and warranties set out above under “The Exchange Offer— Overview”.

Withdrawal

     Tenders of original debentures may be withdrawn at any time before the Expiration Time by delivery of a valid notice of withdrawal to the Exchange Agent at the address set out in the Letter of Transmittal. Any such notice of withdrawal must state that the person giving such notice is thereby withdrawing that person’s election to exchange the original debentures tendered pursuant to the exchange offer, and must set out the name of the person who tendered the original debentures which are to be withdrawn, the principal amount of the original debentures to be withdrawn, and, where certificates for such original debentures have been delivered, the certificate numbers and, if the name in which the certificates are registered is different from the name of the withdrawing holder, the name in which the certificates are registered.

     If certificates representing original debentures have been delivered to the Exchange Agent, then the signatures on any notice of withdrawal relating to those original debentures must be guaranteed by an Eligible Institution (unless the holder is itself an Eligible Institution). If original debentures have been tendered pursuant to the procedure for book-entry transfer described above, then any notice of withdrawal relating to those original debentures must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn original debentures, and the withdrawing holder must comply with the procedures of such facility.

     All questions as to validity, form and eligibility (including time of receipt) and acceptance of any such notice of withdrawal will be determined by us, at our sole discretion, and any such determination will be final and binding. Any original debentures validly withdrawn will be deemed not to have been validly tendered for exchange pursuant to the exchange offer. Any validly withdrawn original debentures may be re-tendered for exchange at any time before the Expiration Time in accordance with the procedures set out above for tender.

Acceptance of Original Debentures and Delivery of Exchange Debentures

     Upon satisfaction or waiver of all conditions to the exchange offer, we will, as soon as practicable after the Expiration Time (i) accept for exchange all original debentures validly tendered (and not subsequently withdrawn), (ii) deliver, or cause to be delivered to the Exchange Agent all such original debentures for exchange, and (iii) issue and cause the Exchange Agent to authenticate and deliver to each holder who surrendered original debentures for exchange, exchange debentures equal in principal amount to the original debentures delivered (and not subsequently withdrawn) by that holder.

     Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue the exchange debentures for, any original debentures, and may terminate or amend the exchange offer, if at any time before the acceptance of such original debentures for exchange or the exchange of the exchange debentures for such original debentures, any of the following events occur:

•	the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC or any order of any court of competent jurisdiction in the United States or Canada; or

•	all applicable governmental approvals of any Canadian or United States governmental authorities that we reasonably determine are necessary in order to make or consummate the exchange offer have not been obtained.

     The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable judgment. The failure by us at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

Exchange Agent

     Deutsche Bank Trust Company Americas, which is the trustee under the Indenture, has been appointed as exchange agent for the exchange offer (the “Exchange Agent”). All executed Letters of Transmittal and other documents should be delivered to the Exchange Agent at the address set out in the Letter of Transmittal.

     Questions and requests for assistance, and requests for additional copies of this prospectus, the Letter of Transmittal or Notices of Guaranteed Delivery should be directed to the Exchange Agent as follows:

By Hand:
Deutsche Bank Trust Company Americas
C/O The Depository Trust Clearing Corporation
55 Water Street, 1st floor
Jeanette Park Entrance
New York, NY 10041

By Mail:
DB Services Tennessee, Inc.
Reorganization Unit
P.O. Box 292737
Nashville, TN 37229-2737

By Overnight Mail or Courier:
DB Services Tennessee, Inc.
Corporate Trust & Agency Services
Reorganization Unit
648 Grassmere Park Road
Nashville, TN 37211

By Facsimile — for Eligible Institutions only:
Facsimile no: (615) 835-3701

Confirm by telephone (615) 835-3572
Information (800) 735-7777

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET OUT IN THE LETTER OF TRANSMITTAL OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET OUT ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Consequences of Failure to Exchange Original Debentures Pursuant to the Exchange Offer

     The original debentures have not been registered under the Securities Act. As a result, the original debentures may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as those terms are defined in Regulation S under the Securities Act), except in compliance with the registration requirements of the Securities Act and all other applicable securities laws, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any other applicable securities laws.

     Holders of original debentures who do not elect to exchange those original debentures for exchange debentures pursuant to the exchange offer will continue to be subject to the restrictions on transfer of those original debentures imposed at the time those original debentures were issued, as set out in the following legend which each original debenture bears:

     This Security has not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and, accordingly, may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except as set forth in the following sentence. By its acquisition hereof, the Holder of this Security (1) represents that (a) it is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or (b) it is an institutional “accredited investor” (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) (an “institutional accredited investor”) or (c) it is not a U.S. person and is acquiring this Security in an offshore transaction in compliance with Regulation S under the Securities Act; (2) agrees that it will not, prior to expiration of the holding period applicable to sales of the Security evidenced hereby under Rule 144(k) under the Securities Act (or any successor provision), resell or otherwise transfer this Security except (a) to the Company or one of its subsidiaries, (b) to a qualified institutional buyer in compliance with Rule 144A under the Securities Act, (c) to an institutional accredited investor purchasing for its own account or for the account of one or more other institutional accredited investors over which it exercises sole investment discretion and that, prior to such transfer, furnishes to the Trustee a signed letter containing certain representations and agreements relating to the restrictions on transfer of this Security (the form of which letter can be obtained from the Trustee) and, if requested by the Company, an opinion of counsel reasonably acceptable to the Company to the effect that the transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, provided that such institutional accredited investor and each such investor account purchases at least U.S.$100,000 aggregate principal amount of these Securities, (d) pursuant to the exemption from registration provided by Rule 144 under the Securities Act (if available), (e) pursuant to an effective registration statement under the Securities Act or (f) outside the United States in an offshore transaction in compliance with Rule 904 under the Securities Act, provided that the foregoing agreement of the Holder is subject to any requirement of law that the disposition of the property of the Holder or any investor accounts for which the Holder is acting shall at all times be and remain within its or their control; and (3) agrees that it will deliver to each person to whom this Security is transferred a notice substantially to the effect of this legend. In connection with any transfer of this Security prior to expiration of the holding period applicable to sales of the Security evidenced hereby under Rule 144(k) under the Securities Act (or any successor provision), the Holder must check the appropriate box set forth on the reverse hereof relating to the manner of such transfer and submit this Security to the Trustee.

     If the proposed transferee is an institutional accredited investor or if the proposed transfer is being made outside the United States in compliance with Rule 904 under the Securities Act or pursuant to Rule 144 under the Securities Act (if available), the Holder must, prior to such transfer, furnish to the Trustee, such certifications, legal opinions or other information as the Company may reasonably require to confirm that such transfer is being made pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The foregoing legends will be removed upon the earlier of the transfer of the Security evidenced hereby pursuant to clause 2(e) above or upon any transfer of this Security under Rule 144(k) under the Securities Act (or any successor provision).

     As used in the legends set forth above, the terms “offshore transaction,” “United States” and “U.S. person” have the meanings given to them by Regulation S under the Securities Act.

     The original debentures will also continue to be subject to the restriction on transfer to any Canadian Person. See “—Canadian Legends on the Debentures.”

     Original debentures not tendered in the exchange offer will bear interest at the same interest rate in effect at the time of issuance of the original debentures and, after the consummation of the exchange offer, will not be entitled to additional interest or further registration rights. Further, after the consummation of the exchange offer, a holder’s ability to sell the original debentures could be adversely affected and the volatility of the market price of the original debentures could increase, due to a reduction in liquidity. We do not expect that an active market for the original debentures will develop while they are subject to restrictions on transfer.

Canadian Legends on the Debentures

     The original debentures were not offered to or sold to any Canadian Persons (as defined below), and may not be sold or transferred to any Canadian Persons. The certificates evidencing the original debentures bear a legend in substantially the following form:

     By its acquisition hereof, the Holder of this Security represents that it is not a Canadian Person (as defined in the Indenture) and agrees that it will not resell or otherwise transfer this Security to any Canadian Person.

     Each certificate representing an exchange debenture (other than certificates issued after the date that is four months and one day after the date of original issuance of such exchange debenture) will also bear a legend in substantially the following form:

     Canadian Resale Legend: Unless permitted under Canadian securities legislation, the holder of this Security shall not trade this Security in or to a person in any province or territory of Canada before        200 , which date is four months and one day after the date of original issuance of this Security.

     The term “Canadian Persons” means any person in Canada or resident in Canada, including any natural person resident in Canada, any partnership or corporation organized or incorporated under the federal laws of Canada or the laws of any province or territory of Canada, any estate of which any executor or administrator is a Canadian person, any trust of which the trustee making the investment decision is a Canadian person, any agency or branch of a foreign entity located in Canada and any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in Canada.

Transfer Taxes

     Holders who tender their original debentures for exchange pursuant to this exchange offer will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct us to register the exchange debentures in the name of or request that original debentures not tendered or not accepted in the exchange offer be returned to a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Other

     Participation in the exchange offer is voluntary and holders of the original debentures should carefully consider whether to accept the exchange offer and tender their original debentures. Holders of original debentures are urged to consult their financial and tax advisors in making their own decisions on what action to take.

CERTAIN INCOME TAX CONSIDERATIONS

United States Federal Income Tax Considerations

     The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of a debenture by an initial purchaser thereof that is, for United States federal income tax purposes, an individual citizen or resident of the United States for United States federal income tax purposes, a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to United States federal income taxation regardless of its source, or any trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has validly made an election to be treated as a U.S. person under the applicable U.S. Treasury regulations (collectively, a “U.S. Holder”). This summary only applies to U.S. Holders that hold the debentures as “capital assets” (generally, property held for investment) under Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code” or the “Internal Revenue Code”).

     This summary is based on the Code, the U.S. Treasury regulations, published rulings of the U.S. Internal Revenue Service (the “IRS”) and decisions all in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary is intended for general information only and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, or persons that hold the debentures that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction and holders of ten percent or more of our voting shares. Prospective purchasers of the debentures should consult their own tax advisors concerning the application of United States federal income tax law, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular situations. See “—Certain Canadian Federal Income Tax Considerations”.

     Receipt of Exchange Debentures. The exchange of the original debentures for exchange debentures will not be a taxable exchange. As a result, a U.S. Holder will not recognize taxable gain or loss solely by reason of the receipt of exchange debentures in exchange for debentures. Additionally, a U.S. Holder’s holding period in the exchange debentures will include their holding period in the original debentures and their tax basis in the exchange debentures will equal their tax basis in the original debentures.

     Taxation of Stated Interest. For United States federal income tax purposes, interest (including Additional Amounts, if any) on a debenture generally will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such holder’s method of accounting for United States federal income tax purposes. Subject to applicable limitations under the Code and the U.S. Treasury regulations and subject to the discussion below, any Canadian withholding tax imposed on interest payments in respect of the debentures will be treated as a foreign income tax eligible for credit against a U.S. Holder’s United States federal income tax liability (or, at a U.S. Holder’s election, may, in certain circumstances, be deducted in computing taxable income). Interest paid by us on the debentures will generally constitute income from sources outside the United States and, with certain exceptions, will be “passive” or possibly “financial services” income, or, if Canadian withholding tax is imposed on the interest payments at the rate of 5% or higher, “high withholding tax interest” for U.S. foreign tax credit purposes. Further, the IRS has announced that future regulations could disallow foreign tax credits (including on a retroactive basis) in respect of arrangements in which a U.S. Holder’s reasonably expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the expected foreign tax credits. No such regulations have been issued to date. The rules regarding U.S. foreign tax credits are very complex. U.S. Holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

     Redemption Rights. As described elsewhere in this prospectus, we have the option to redeem some or all of the debentures at certain times under certain circumstances.

     Based on our current expectations, the likelihood that we will redeem the debentures as described in the foregoing paragraph is remote. Accordingly, we intend to take the position that the contingent payments upon redemption do not, as of the issue date, cause the debentures to have original issue discount (“OID”) and do not affect the yield to maturity or the maturity date of the debentures. A U.S. Holder may not take a contrary position unless they disclose such contrary position in the proper manner to the IRS. Prospective purchasers of the debentures should consult their own tax advisors with respect to the contingent payments described above. If the IRS takes the position that the contingent payments described were not remote as of the issue date, the amount and timing of interest income such U.S. Holder must include in taxable income may have to be redetermined.

     Although the matter is not free from doubt, if, contrary to our expectations, we redeem the debentures as described above, such redemption should be taxable as described below under “—Sale, Redemption or Other Taxable Disposition of the Debentures.”

     Sale, Redemption or Other Taxable Disposition of the Debentures. Upon the sale, redemption or other taxable disposition of a debenture, a U.S. Holder will recognize gain or loss, if any, equal to the difference between the amount realized on such sale, redemption or other taxable disposition (other than amounts received that are attributable to accrued but unpaid interest, which amounts shall be taxable as ordinary income to the extent not previously included in the gross income of the U.S. Holder) and such U.S. Holder’s adjusted tax basis in the debenture. Assuming the debenture was held by a U.S. Holder as a capital asset, such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the debenture was held by such U.S. Holder for more than one year. Non-corporate U.S. Holders (including individuals) can qualify for preferential rates of United States federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitations under the Code. Gain realized by a U.S. Holder on a sale or other disposition of the debentures generally will be treated as U.S.-source income for U.S. foreign tax credit purposes.

     Backup Withholding. In general, information reporting requirements will apply to interest and to the proceeds received on the disposition of the debentures paid within the United States (and in certain cases, outside the United States) to U.S. Holders, other than certain exempt recipients (such as corporations). A backup withholding tax (30% in 2003) may apply to such amounts if a U.S. Holder (i) fails to establish properly that it is entitled to an exemption, (ii) fails to furnish or certify his or her correct taxpayer identification number to the payer in the manner required, (iii) is notified by the IRS that he or she has failed to report payments of interest or dividends properly, or (iv) under certain circumstances, fails to certify that he or she has been notified by the IRS that he or she is subject to backup withholding for failure to report interest or dividend payments. The amount of any backup withholding will be allowed as a credit against the U.S. Holder’s United States federal income tax liability.

     The preceding discussion of certain United States federal income tax consequences is for general information only and is not tax advice. Accordingly, U.S. Holders should consult their own tax advisors as to the particular tax consequences to them of purchasing, holding and disposing of the debentures, including the applicability and effect of any federal, state, local or foreign tax laws, and of any proposed changes in applicable law.

Certain Canadian Federal Income Tax Considerations

     In the opinion of Osler, Hoskin & Harcourt LLP, our counsel, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the exchange of original debentures for exchange debentures pursuant to the exchange offer and the holding and disposition of exchange debentures to holders who, at all relevant times, for the purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and any applicable income tax treaty or convention are not resident in Canada or deemed to be resident in Canada, hold original debentures or exchange debentures, as the case may be, as capital property, deal at arm’s length with us, do not use or hold, and are not deemed to use or hold, original debentures or exchange debentures, as the case may be, in connection with a trade or business carried on, or deemed to be carried on, in Canada and, in the case of insurers, will not carry on an insurance business in Canada with which such original debentures or exchange debentures, as the case may be, are effectively connected or in respect of which the original debentures or exchange debentures, as the case may be, would be designated insurance property for the purposes of the Canadian Tax Act (each, a “Non-Canadian Holder”).

     This summary is based upon the current provisions of the Canadian Tax Act and Regulations thereunder and on counsel’s understanding of the current published administrative and assessing practices and policies of the Canada Customs and Revenue Agency. This summary takes into account specific proposals to amend the Canadian Tax Act and the Regulations thereunder publicly announced by or on behalf of the Minister of Finance prior to the date hereof. This summary is not exhaustive of all Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate possible changes in the law or in administrative or assessing practices and policies whether by legislative, regulatory, administrative or judicial action. This summary does not take into account foreign (i.e., non-Canadian) tax considerations or Canadian provincial or territorial tax considerations which may vary from the Canadian federal income tax considerations described herein.

     This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-Canadian Holder and no representation is made with respect to the Canadian tax consequences to any particular Non-Canadian Holder. Accordingly, prospective holders should consult their own tax advisors with respect to the Canadian tax considerations relevant to them, having regard to their particular circumstances.

     The exchange of an original debenture for an exchange debenture pursuant to the exchange offer is not a taxable event for purposes of the Canadian Tax Act. Accordingly, a Non-Canadian Holder will not be subject to tax under the Canadian Tax Act in respect of such exchange.

     Under the Canadian Tax Act, interest (including, without limitation, Additional Interest, if any) or premium, if any, payable on the exchange debentures to Non-Canadian Holders will be exempt from non-resident withholding tax. No other taxes on income (including taxable capital gains) will be payable under the Canadian Tax Act in respect of the acquisition, holding, redemption or disposition of the exchange debentures or the receipt of interest, premium or principal thereon by a Non-Canadian Holder solely as a consequence of such acquisition, holding, redemption or disposition of the exchange debentures.

CERTAIN ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the debentures. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code.

     Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Internal Revenue Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements, including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Internal Revenue Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

     The acquisition of debentures by a plan with respect to which we, the initial purchasers, the indenture trustee, or certain of their affiliates are or become parties in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless those debentures are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the debentures. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; or

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

     The debentures may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the debentures or any interest in the debentures will be deemed to have represented by its purchase and holding of the debentures that it either (1) is not a plan or a plan asset entity and is not purchasing those debentures on behalf of or with “plan assets” of any plan or plan asset entity; or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the debentures or any interest in the debentures which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the debentures that its purchase and holding will not violate the provisions of any similar law.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the debentures on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws.

     The sale of debentures to a plan, plan asset entity or non-ERISA arrangement is not a representation by us, the initial purchasers or any other person associated with the sale of the debentures that those securities meet relevant legal requirements with respect to investments by such entities generally or any particular entities.

PLAN OF DISTRIBUTION

     We are offering to exchange the exchange debentures for original debentures only in jurisdictions where such an exchange is permitted. This prospectus does not constitute an offer to any person to exchange any exchange debenture for original debentures in any jurisdiction in which it is unlawful for such a person to make such an exchange. We are not required to make the exchange offer to any Canadian Persons, we are not required to accept original debentures surrendered by any Canadian Persons in the exchange offer, and we are not required to issue exchange debentures to any Canadian Persons in the exchange offer. We do not intend to make the exchange offer to any Canadian Persons, to accept original debentures surrendered by any Canadian Person in the exchange offer, or to issue exchange debentures to any Canadian Persons.

     Each holder of original debentures who wishes to exchange its original debentures for exchange debentures in the exchange offer will be required to make representations to us as set forth in “The Exchange Offer — Overview.” Holders who tender original debentures in the exchange offer with the intention of participating in a distribution of the exchange debentures may not rely upon no-action letters issued to third parties, including “Exxon Capital Holdings Corporation” (available May 13, 1988), “Morgan Stanley & Co. Incorporated” (available June 5, 1991) and “Shearman & Sterling” (available July 2, 1993), or similar no-action letters. Each broker-dealer that receives exchange debentures for its own account in exchange for original debentures pursuant to the exchange offer must acknowledge that it will deliver this prospectus in connection with any resale of such exchange debentures. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange debentures received in exchange for original debentures where such original debentures were acquired as a result of market making activities or other trading activities. Under the Registration Rights Agreement, we agreed that for a period of 180 days following the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

     We will not receive any proceeds from the exchange of the original debentures for the exchanged debentures. Exchange debentures received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange debentures or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker or dealers or the purchasers of any such exchange debentures. Any broker-dealer that resells exchange debentures that were received by it for its own account may pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange debentures may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange debentures and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

     For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer other than commissions, fees, discounts or concessions of any brokers or dealers and will indemnify the holders of the original debentures (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

     Certain legal matters with respect to the debentures will be passed upon for us by Edwards, Kenny & Bray, Vancouver, British Columbia and by Shearman & Sterling, New York, New York. Certain matters of Canadian tax law and United States tax law will be passed upon for us by Osler, Hoskin & Harcourt LLP, Toronto, Ontario and Shearman & Sterling, New York, New York, respectively.

EXPERTS

     Our consolidated statements of earnings (loss), shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002 and our consolidated balance sheets as at December 31, 2002 and 2001, which are incorporated by reference in this prospectus and registration statement, have been audited by Ernst & Young LLP, Chartered Accountants, as stated in their reports appearing therein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

     The financial statements of AurionGold as of June 30, 2002 and 2001 and for each of the two years in the period ended June 30, 2002, attached to this prospectus as Appendix A, have been audited by PricewaterhouseCoopers, independent accountants, as stated in their report attached thereto and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CERTAIN AVAILABLE INFORMATION

     Under the Securities Act, we have filed with the SEC a registration statement on Form F-9 relating to the exchange debentures, of which this prospectus forms a part. This prospectus does not contain all of the information set forth in the registration statement, to which reference is made for further information.

     We are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith file reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning us can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed with the SEC as part of the registration statement on Form F-9 of which the prospectus forms a part:

•	The documents listed in the first paragraph under “Documents Incorporated by Reference” on page vi

•	Earnings coverage calculations

•	Statement of Eligibility of the Trustee on Form T-1

•	Registration Rights Agreement dated as of March 6, 2003 among Placer Dome Inc. and Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc., as representatives of the several initial purchasers named therein

•	Consent of Ernst & Young LLP

•	Consent of PricewaterhouseCoopers

•	Consent of Edwards, Kenny & Bray

•	Consent of Shearman & Sterling

•	Consent of Osler, Hoskin & Harcourt LLP

•	Powers of Attorney

•	Indenture dated as of March 6, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

•	First Supplemental Indenture dated as of March 6, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

•	Form of Letter of Transmittal

•	Form of Notice of Guaranteed Delivery

•	Form of Letter from Placer Dome Inc. to registered holders of original debentures

•	Form of Letter from brokers to beneficial owners of original debentures

•	Form of Instructions to registered holder from beneficial owner of original debentures

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

     Securities legislation in the Province of British Columbia provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation. The purchaser should refer to any applicable provisions of the securities legislation for the particulars of these rights or consult with a legal adviser.

APPENDIX A

AURIONGOLD FINANCIAL INFORMATION

     Attached as Appendix A is a copy of the audited financial statements of AurionGold Limited as of June 30, 2002 and 2001 and for the two years ended June 30, 2002, and unaudited financial information as of, and for the three-month period ended, September 30, 2002. These financial statements and other financial information are presented in Australian dollars. The financial statements of AurionGold for the two years ended June 30, 2002 are prepared in accordance with accounting principles generally accepted in Australia and audited in accordance with Australian generally accepted auditing standards. Our financial statements have reflected AurionGold as a consolidated subsidiary since October 31, 2002.

     The unaudited financial information as of, and for the three-month period ended, September 30, 2002 is not, and does not purport to be, a set of financial statements. This financial information is prepared in accordance with accounting principles generally accepted in Australia.

     With respect to the financial statements and other financial information attached as Appendix A to this prospectus:

•	we did not participate in the preparation of this information and have not independently verified any of this information; and

•	because we acquired AurionGold in late 2002, none of this information purports to reflect the future results of operations or financial position attributable to the assets we acquired.

     References to page numbers in the “Directors’ Declaration” (found at page A-47) and in the “Independent Audit Report to Members” (found at page A-48) are to the page numbers in the financial statements as those were originally published. Please see the following pages of Appendix A with respect to the following page number references:

(a)	pages A-3 to A-46, with respect to the reference in the “Directors’ Declaration” to pages 2 to 44; and

(b)	pages A-3 to A-47, with respect to the reference in the “Independent Audit Report to Members” to pages 2 to 45.

     The following table shows, for the periods and dates indicated, information concerning the spot rate in U.S. dollars for Australian dollars, as reported by the Hedge Settlement Rate.

	U.S.$ per Australian dollar

Quarter Ended	High	Low	At Period End

March 30, 2001	0.5714	0.4910	0.4910
June 30, 2001	0.5282	0.4812	0.5054
September 30, 2001	0.5361	0.4845	0.4867
December 31, 2001	0.5232	0.4867	0.5114
March 31, 2002	0.5305	0.5075	0.5285
June 30, 2002	0.5772	0.5284	0.5664
September 30, 2002	0.5670	0.5282	0.5442
December 31, 2002	0.5668	0.5427	0.5668
March 31, 2003	0.6160	0.5617	0.6006

On April 30, 2003, the spot rate was A$1.00 = U.S.$0.6223.

AURIONGOLD LIMITED

     AurionGold Limited is a company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 16 99 Walker Street North Sydney NSW 2060

AURIONGOLD LIMITED

STATEMENTS OF FINANCIAL PERFORMANCE

For the Year Ended 30 June 2002

			Consolidated		Parent Entity

			2002	2001	2002	2001
	Notes		$'000	$'000	$'000	$'000

Revenue from mining activities	2		469,538	339,962	—	—
Cost of sales			(346,823)	(250,274)	—	—

Gross profit			122,715	89,688	—	—

Other revenue from ordinary activities	2		6,676	15,408	159,042	70,911
Borrowing costs expense	3		(11,443)	(14,381)	(11,841)	(14,380)
Exploration expense			(26,384)	(25,505)	—	—
Other (expenses)/gains from ordinary activities			(10,394)	(6,817)	5,954	(28,436)

Profit from ordinary activities before income tax expense			81,170	58,393	153,155	28,095

Income tax (expense)/credit	4		(17,923)	(10,683)	(11,440)	(704)

Profit from ordinary activities after income tax expense			63,247	47,710	141,715	27,391

Net exchange differences on translation of the financial report of foreign controlled entity	22	(a)	(43,321)	(17,595)	—	—

Total changes in equity other than those resulting from transactions with owners as owners			19,926	30,115	141,715	27,391

Basic earnings per share (cents)	24		20.1	25.6
Diluted earnings per share (cents)	24		20.0	25.2

The above statements of financial performance should be read in conjunction with the accompanying notes.

AURIONGOLD LIMITED

STATEMENTS OF FINANCIAL POSITION

As at 30 June 2002

			Consolidated		Parent Entity

			2002	2001	2002	2001
	Notes		$'000	$'000	$'000	$'000

CURRENT ASSETS
Cash assets	5		47,300	92,512	24,411	72,562
Receivables	6		28,929	18,692	330	373
Inventories	8		59,116	31,607	—	—
Tax assets	9		—	—	409	—
Other	10		10,335	1,392	—	—

Total current assets			145,680	144,203	25,150	72,935

NON-CURRENT ASSETS
Receivables	6		29,173	49,002	353,379	158,640
Other financial assets	7		20,406	150	483,914	92,958
Inventories	8		28,884	15,872	—	—
Property, plant and equipment	12		959,092	285,227	—	—
Deferred tax assets	9		8,339	19,926	1,184	14,474
Intangible assets	11		69,125	—	—	—

Total non-current assets			1,115,019	370,177	838,477	266,072

TOTAL ASSETS			1,260,699	514,380	863,627	339,007

CURRENT LIABILITIES
Payables	15		46,629	27,597	1,203	1,425
Interest bearing liabilities	16		42	—	—	—
Current tax liabilities	17		6,045	7,974	—	2,209
Provisions	18		51,162	19,385	31,137	9,459
Other	19		10,909	8,822	1,814	8,822

Total current liabilities			114,787	63,778	34,154	21,915

NON-CURRENT LIABILITIES
Payables	15		—	—	3,588	49,715
Interest bearing liabilities	16		241,427	174,911	241,427	174,911
Deferred tax liabilities	20		57,920	51,204	—	—
Provisions	18		45,960	20,492	—	—
Other	19		214,407	1,783	—	1,783

Total non-current liabilities			559,714	248,390	245,015	226,409

TOTAL LIABILITIES			674,501	312,168	279,169	248,324

NET ASSETS			586,198	202,212	584,458	90,683

EQUITY
Contributed equity	21		453,079	70,027	453,079	70,027
Reserves	22	(a)	(104,719)	(61,398)	—	—
Retained profits	22	(b)	237,838	193,583	131,379	20,656

TOTAL EQUITY			586,198	202,212	584,458	90,683

The above statements of financial position should be read in conjunction with the accompanying notes.

AURIONGOLD LIMITED

STATEMENTS OF CASH FLOWS

For the Year Ended 30 June 2002

			Consolidated		Parent Entity

			2002	2001	2002	2001
	Notes		$'000	$'000	$'000	$'000

Cash flows from operating activities
Receipts from operating activities			464,420	325,737	14,372	9,022
Payments arising from operating activities			(307,064)	(195,181)	(1,550)	(1,111)

			157,356	130,556	12,822	7,911
Dividends received from Related Entities			—	—	121,432	42,730
Interest received from Related Entities			—	—	11,410	3,315
Interest received from third parties			2,391	3,995	1,875	2,269
Borrowing costs paid to third parties			(13,160)	(14,381)	(9,834)	(14,205)
Borrowing costs paid to Related Entities			—	—	(1,223)	—
Dividends received from third parties			150	—	—	—
Income taxes (paid)/refunded			(10,390)	(11,629)	1,229	(7,170)
Early close out of gold hedges			—	9,451	—	9,451

Net cash inflow from operating activities	37		136,347	117,992	137,711	44,301

Cash flows from investing activities
Payments for property, plant and equipment			(94,721)	(67,065)	—	—
Proceeds from sale of property, plant and equipment			2,878	2,430	—	—
Payments for purchase of equity investments			(582)	(4)	—	—
Proceeds from sale of equity investments			5,462	—	—	—
Payments for exploration			(48,390)	(37,477)	—	—
Net cash acquired from acquisition of controlled entities	13	(e)	695	—	—	—
Sale of 5% interest in the Porgera Joint Venture			—	8,261	—	3,181
Net proceeds on sale of controlled entity			1,098	—	—
Acquisition of Centaur assets			(45,144)	—	—	—
Loans to Related Entities			—	—	(254,917)	(13,742)
Repayment of loans by other entities			9	73	—	—
Other			—	(55)	—	(4)

Net cash flow from investing activities			(178,695)	(93,837)	(254,917)	(10,565)

Cash flows from financing activities
Payments for selective capital reduction			—	(16,619)	—	—
Proceeds on issue of shares	21		870	32,646	870	32,646
Proceeds from borrowings			177,413	—	177,413	—
Repayments of borrowings			(160,821)	—	(90,066)	—
Repayment of lease liabilities	32		(31)	(22)	—	—
Dividends paid			(9,459)	(15,109)	(9,459)	(15,109)
Share issue costs			(8,782)	—	(8,782)	—

Net cash flows from financing activities			(810)	896	69,976	17,537

Net increase/(decrease) in cash held			(43,158)	25,051	(47,230)	51,273
Cash at the beginning of the financial year			92,512	65,557	72,562	20,281
Effects of exchange rate changes on cash			(2,054)	1,904	(921)	1,008

Cash at the end of the financial year	5		47,300	92,512	24,411	72,562

Financing arrangements	16
Non-cash financing and investing activities	37

The above statements of cash flows should be read in conjunction with the accompanying notes.

AURIONGOLD LIMITED

NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended 30 June 2002

Note 1. Statement of Significant Accounting Policies

     This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

     Set out hereunder are the significant accounting policies adopted for the financial year ended 30 June 2002. Unless otherwise stated, these accounting policies are consistent with those adopted in the previous year.

     (a)  Principles of consolidation

     The consolidated financial statements of the Consolidated Entity incorporate the assets and liabilities of the Parent Entity, AurionGold Limited, and all Controlled Entities as at 30 June 2002, and the results for the financial year then ended.

     Where control of an entity is obtained during a financial year, its results are included in the statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

     The Consolidated Entity’s interest in other entities, which are not Controlled Entities, is reported in the financial statements as other investments and dividend income only is taken into profits.

     (b)  Historical cost convention

     The financial statements have been prepared under the historical cost convention. However, the carrying amounts of non-current assets, with the exception of exploration and evaluation expenditure (which is carried forward in accordance with Note 1(I)), are reviewed at least annually to ensure that the carrying amounts are not in excess of recoverable amounts. In assessing recoverable amounts the relevant cash flows have been discounted to their present value at 6%. (2001: 6%).

     In determining the carrying value of non-current assets, the future cash flows include the anticipated revenue associated with the hedge positions outstanding at balance date.

     (c)  Cash

     For purposes of the statement of cash flows, cash includes cash at bank and on hand and short-term deposits which are readily convertible to cash and are subject to an insignificant risk of change in value, net of outstanding bank overdraft.

     (d)  Inventories

     Finished goods and work in progress inventories have been valued at the lower of cost and estimated net realisable value. In determining cost, an absorption basis is used including variable costs and an appropriate portion of fixed overheads, depreciation and amortisation. Average costs over the relevant period of production are assigned to balance date inventory quantities.

     Stores have been valued at weighted average cost. Obsolete or damaged inventories are valued at net realisable value. A regular and ongoing review is undertaken to establish the extent of surplus items, and a provision is made for any potential loss on their disposal.

     (e)  Investments

     (i)  Controlled Entities

     Investments in Controlled Entities are carried in the Parent Entity’s financial statements at the lower of cost and recoverable amount. Dividends and distributions are brought to account in the statement of financial performance when they are proposed by the Controlled Entities.

     A list of significant Controlled Entities appears in Note 13.

     (ii)  Other Investments

     Quoted shares in companies held as long term investments and unquoted investments have been included at cost less amounts written off where necessary to reflect permanent diminution in value.

     Other quoted investments are carried at the lower of cost and Stock Exchange value at the balance date.

     Dividend income is accounted for in the year in which the dividend is declared.

     (f)  Accounting for acquisitions

     Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over 20 years.

     (g)  Joint ventures

     The Consolidated Entity has certain project development and exploration activities which are conducted through unincorporated joint ventures with other parties. The Consolidated Entity’s interest in the assets and liabilities of these joint ventures is included in the Consolidated Entity’s statement of financial position under the appropriate headings. Details of the joint ventures are set out in Note 25.

     (h)  Depreciation and amortisation of property, plant and equipment

     (i)  Mine buildings, reserves, development, plant, machinery and equipment

     Depreciation and amortisation of mine buildings, reserves, development, plant, machinery and equipment is provided over the assessed life of the relevant mine or asset, whichever is the shorter.

     Depreciation and amortisation is determined on a units-of-production basis over proven and probable reserves. In some circumstances, where conversion of resources into reserves is expected, some elements of resources may be included. For mine plant, machinery and equipment, which has an expected economic life shorter than the life of the mine, a straight line basis is adopted.

     The expected useful lives are as follows:

     Mine buildings — the shorter of applicable mine life and 25 years;

     Plant, machinery and equipment — the shorter of applicable mine life and 3-15 years depending on the nature of the asset.

     The reserves and life of each mine and the remaining useful life of each class of asset are reassessed at regular intervals and the depreciation and amortisation rates adjusted accordingly.

     Where operations are temporarily suspended and assets are placed on care and maintenance, depreciation is not charged provided no deterioration or technical and commercial obsolescence occurs.

     (ii)  Other assets

     Depreciation has been calculated to write off the net cost of each class of asset during its estimated effective working life.

     (i)  Project exploration, evaluation and development expenditure

     Expenditure incurred during exploration and the early stages of evaluation of new areas of interest, or associated with existing mining operations is written off as incurred.

     Expenditure is capitalised when incurred in areas where economic mineralisation is indicated, but activities have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves and active and significant operations in relation to the area are continuing. Each such project is regularly reviewed.

     If the project is abandoned, or if it is considered unlikely the project will proceed to development, capitalised costs to that point are written off immediately.

     Expenditure incurred on the acquisition of exploration tenements is capitalised and carried forward until such time as the area is abandoned, in which case it is written off immediately, or the project is advanced to development status, in which case the treatment is as set out below.

     Projects are advanced to development status when a decision to mine is made and therefore it is expected that accumulated and future expenditure can be recouped through project development. Such expenditure is carried forward up to commencement of operations at which time it is transferred to Mine Development and amortised in accordance with the policy stated in Note 1(h).

     (j)  Finance leases

     Fixed assets subject to finance leases have been capitalised.

     The amount of the leased asset and corresponding lease liability is the present value of minimum lease payments. Leased assets are amortised in accordance with the policy stated in Note 1(h). Lease liabilities are reduced by repayments of principal and the interest portion of lease payments is written off in the statement of financial performance.

     (k)  Trade and other creditors

     These amounts represent liabilities for goods and services provided to the Consolidated Entity prior to the end of the financial year and which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

     (l)  Interest bearing liabilities

     Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

     (m)  Employee entitlements

     (i)  Wages and salaries, annual leave and sick leave

     Liabilities for wages and salaries, annual leave and sick leave are recognised, and are measured as the amount unpaid at the reporting date at current pay rates in respect of employees’ services up to that date.

     (ii)  Long service leave

     A liability for long service leave is recognised, and is measured at an amount which approximates the present value of expected future payments to be made in respect of services provided by employees up to the report date. Consideration is given to expected future wage and salary levels, experience of employees departures and periods of service.

     (iii)  Superannuation

     Contributions to employee superannuation plans are charged to expenses as the contributions are paid or become payable. Further information is set out in Note 29.

     (iv)  Employee share plans

     Where shares are issued through Employee Share Plans (Refer Note 29) no charge is made to the statement of financial performance. Where shares are purchased on market for the benefit of employee share plans the cost is charged to the statement of financial performance.

     (v)  Executive option plan

     Where options are issued to Executives through the Executive share option plan no amount is included in Executive remuneration disclosures (Refer Note 29).

     (n)  Rehabilitation and restoration costs

     Expenditures relating to ongoing rehabilitation and restoration programs are provided for or charged to costs of production as incurred. Final mine site restoration costs are accrued over the life of the mine. The estimated costs are re-assessed on a regular basis and changes are dealt with prospectively.

     The expenditures and accruals include costs of labour, materials and equipment required to rehabilitate disturbed areas, to remove the plant and equipment and for subsequent environmental monitoring. The estimates are not discounted and are based on current costs, legislative and community requirements and technology.

     (o)  Foreign currency

     (i)  Foreign currency transactions and balances

     Amounts payable and receivable in foreign currencies at year end are translated to Australian dollars at exchange rates applicable at year end.

     Foreign currently transactions are converted at the approximate rate of exchange applicable at the date of the relevant transaction.

     With the exceptions outlined in (ii) to (iv) below, all gains and losses are recognised in the statement of financial performance as they occur.

     (ii)  Translation of overseas financial statements

     The financial statements of self sustaining PNG Controlled Entities are translated to Australian dollars using the Current Rate Method. As such the translation gains and losses are taken directly to the Foreign Currency Translation Reserve (Refer Note 22).

     (iii)  Foreign currency loans

     Loans drawn down by Australian entities which are repayable in foreign currencies are translated to Australian dollars at exchange rates applicable at year end. To the extent that a particular loan is intended to hedge the net investment in a self sustaining foreign operation, exchange differences are taken to the foreign currency translation reserve (net of tax where applicable). Exchange differences arising in respect of loans which directly relate to major projects under construction are included in the cost of acquisition of those projects. Exchange differences on other loans and forward exchange contracts which hedge these loans are recognised as part of the statement of financial performance in the financial year in which the exchange movements occur.

     (iv)  Hedging of foreign currency transactions

     Exchange differences, and costs or gains arising in respect of forward currency contracts and option agreements which hedge anticipated purchase or sale items, are deferred until the settlement date at which time they are included in the measurement of the transaction to which they relate.

     In those circumstances where a hedging transaction is terminated prior to maturity because the hedged production is no longer expected to be produced, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination. If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

     (p)  Revenue and receivables recognition

     Trade debtors are recognised and sales are taken up as revenue, when ownership of a product has passed to the customer, and

(i) the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the Consolidated Entity;

(ii) the product has been despatched to the customer and is no longer under the physical control of the Consolidated Entity (or property in the product has earlier passed to the customer); and

(iii) the quantity, quality and selling price of the product can be determined with reasonable accuracy.

     Sales revenue represents the net proceeds receivable from the customer. Certain sales are initially recognised at an estimated sales value when the product is shipped. Adjustments are made for variations in metal price, assay, weight and currency between the time of shipment and the time of final settlement of the sales proceeds.

     Gains and losses, including premiums paid or received, in respect of forward sales, options, and other deferred delivery arrangements which hedge anticipated revenues from future production, are deferred and included in sales revenue when the hedged production is delivered.

     Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised where some doubt as to collection exists.

     (q)  Income tax

     Tax-effect accounting procedures have been followed, whereby the income tax expense is matched with the accounting profit (after allowance for permanent differences, the effect of which on the income tax expense is explained in Note 4). Deferred income tax set aside as a result of timing differences has been calculated on the “liability” method. Future income tax benefits are recognised as assets when realisation of those benefits is virtually certain.

     (r)  Commodity hedging

     Hedging is undertaken in order to avoid or minimise possible adverse financial or cash flow effects of movements in commodity prices. Gains or costs arising upon entering into forward sale or derivative contracts intended to hedge specific future production, together with subsequent realised and unrealised gains or losses are deferred until the underlying designated production is delivered.

     (s)  Derivative financial instruments (other than commodity hedging)

     The Consolidated Entity enters into forward foreign exchange contracts and interest rate swap agreements. Neither of these types of derivative financial instruments are recognised in the financial statements on inception. Accounting for forward foreign exchange contracts is in accordance with Note 1(o)(iv).

     Gains and losses on derivative financial instruments, which are not hedges as defined by UIG Consensus Views, are recognised in the statement of financial performance upon realisation, or, if rolled or converted into hedging contracts, when their underlying hedged transactions occur.

     (t)  Earnings per share

     Basic earnings per share is determined by dividing the operating profit after tax attributable to members of the Parent Entity by the weighted average number of ordinary shares outstanding during the financial year.

     Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and any reduction in earnings per share that is likely to arise from the exercise of options outstanding during the financial year.

     Diluted earnings per share in previous years adjusted the figures used in the determination of basic earnings per share by taking into account amounts unpaid on ordinary shares and earnings that would have arisen had the dilutive options been exercised during the financial year rather than adjusting the weighted average number of shares to include potential ordinary shares assumed to have been issued for no consideration.

     (u)  Comparative figures

     Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

Note 2. Revenue

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Revenue from operating activities	469,538	339,962	—	—

Revenue from outside operating activities
Receipts from hedging activities(a)	—	—	24,386	15,819
Interest	2,318	3,869	13,157	6,363
Dividends	150	—	121,432	42,730
Profit on Sale of 5% interest in the Porgera Joint Venture	—	6,582	—	5,999
Profit on Sale of exploration interests	—	3,639	—	—
Profit on Sale of non-current assets	177	134	—	—
Profit on sale of investments	462	—	—	—
Profit on sale of controlled entities	1,098	—	—	—
Other	2,471	1,184	67	—

	6,676	15,408	159,042	70,911

Total revenue	476,214	355,370	159,042	70,911

(a)	These receipts are included in revenue from operating activities for the Consolidated Entity.

A-11

Note 3. Operating Profit

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

(a) Net gains and expenses
Profit from ordinary activities before income tax includes the following specific net gains and expenses:
(i) Net gains
Net gains on disposal
Profit on Sale of 5% interest in the Porgera Joint Venture	—	6,582	—	5,999
Profit on Sale of exploration interests	—	3,639	—	—
Profit on Sale of non-current assets	177	134	—	—
Profit on sale of investments	462	—	—	—
Profit on sale of controlled entities	1,098	—	—	—
Foreign exchange gains	5,395	4,078	21,667	—

(ii) Expenses
Borrowing costs
—Foreign exchange (gain)/losses on foreign currency borrowings	—	—	(18,838)	27,700
—Interest and finance charges paid/payable	11,443	14,380	11,841	14,380
—Finance charges relating to finance leases	—	1	—	—

Total borrowing costs	11,443	14,381	(6,997)	42,080

Loss on sale of non-current assets	178	375	—	—
Exploration and evaluation
—Current year expenditure	21,938	13,626	—	—
—Capitalised exploration written off	4,446	11,035	—	—
Depreciation and amortisation
—Buildings	2,184	2,184	—	—
—Plant, machinery and equipment	23,886	23,001	—	—
—Mine reserves and development	69,471	48,684	—	—
—Capitalised leased assets	14	4	—	—
—Goodwill	875	—	—	—

Total depreciation and amortisation	96,430	73,873	—	—

Operating lease rental expense	1,302	1,642	—	—
Write downs/(writeback) of inventory provision	(2,830)	5,079	—	—
Government royalties	8,940	6,316	—	—
Bad and doubtful debts	45	15	—	—
Net currency exchange loss	1,566	—	921	27,700
Provision for inventory obsolescence	434	172	—	—
Provision for employee entitlements	10,221	5,203	—	—
Provision for rehabilitation and site restoration	1,213	(890)	—	—

(b) Individually significant items Gains
—Income tax credit due to reduced tax rates in Papua New Guinea	—	12,112	—	—

     With effect from 1 January 2001, in PNG the corporate income tax rate was reduced from 35% to 30% and the dividend withholding tax rate reduced from 17% to 10%. Consequently, the Company’s tax liabilities decreased resulting in a credit to tax expense of $12,112,000.

Note 4. Income Tax

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

(a) Prima facie income tax charge/(credit) calculated at 30% (2001: 34%) on the operating result	24,351	19,854	45,947	9,552
Increase in income tax expense:
Net capital gain	38	—	—	—
Dividend withholding tax on Controlled Entities profits	2,024	1,912	594	1,992
Overseas expenditure	4,704	6	—	—
Depreciation of fixed assets	1,574	1,058	—	—
Non-deductible items	—	440	—	—
Overseas attributable income	—	2,622	(1,783)	(11,906)
Rebates on dividend income	(44)	488	(34,646)	—
Sundry items	94	(154)	3,950	—

Sub-total	8,390	6,372	(31,885)	(9,914)
Decrease in income tax expense:
Overseas tax rebates and credits	(616)	(788)	—	—
Profit on disposal of assets non-assessable	(221)	(2,234)	—	—
Non-assessable income	—	(314)	—	—
Effect of different tax rates on overseas income	—	(320)	—	—
Additional deduction on research and development expenditure	33	(1)	—	—
Revaluation of investments in subsidiaries	(148)	—	—	—
Fair value adjustments	(8,764)	—	—	—
Sundry items	(832)	(441)	—	(95)

Sub-total	(10,548)	(4,098)	—	(95)

Income tax expense on operating result	22,193	22,128	14,062	(457)
Income tax under/(over) provided in prior years	(4,270)	1,396	(2,622)	(1)

Income tax charge before tax losses and timing differences	17,923	23,524	11,440	(458)

Tax losses and timing differences (brought to account)/not brought to account	—	(1,167)	—	—
Effect of change in Australian tax rate	—	438	—	1,162
Effect of change in PNG tax rate	—	(12,112)	—	—

Total income tax charge	17,923	10,683	11,440	704

(b) Future income tax benefits attributable to tax losses carried forward as an asset	11,494	2,441	—	—
Of which the following has been recognised as a reduction in deferred income tax liability	9,662	1,498	—	—

(c) Potential future income tax benefits attributable to tax losses and timing differences not brought to account	4,527	—	—	—

Realisation of these future tax benefits will only occur in the event that:

(i)	The Consolidated Entity derives future assessable income of a nature and an amount sufficient to enable the benefit from the deductions to be realised;

(ii)	The Consolidated Entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	No changes in tax legislation adversely affect the Consolidated Entity in realising the benefit from the deductions.

Note 5. Cash Assets

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Cash at bank and on hand	5,809	13,177	718	751
Money at call with banks or financial institutions	41,491	79,273	23,693	71,811
Short term deposits	—	62	—	—

	47,300	92,512	24,411	72,562

Note 6. Receivables

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Current
Trade debtors	19,631	9,086	—	—
Other debtors and prepayments	9,298	9,606	330	373

	28,929	18,692	330	373

Non-current
Other debtors	29,173	49,002	516	8
Related corporations	—	—	352,863	158,632

	29,173	49,002	353,379	158,640

Note 7. Other Financial Assets

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Non-current
Unquoted shares in Controlled Entities—at cost (Note 13)	—	—	487,568	96,612
Less: Provision	—	—	(3,658)	(3,658)

	—	—	483,910	92,954

Quoted shares — at cost(a)	21,522	150	4	4
Less: Provision	(1,116)	—	—	—

	20,406	150	483,914	92,958

Stock Exchange value at year end
Non-current
Quoted shares in other corporations	33,882	2,503	—	7

(a)	As at 30 June 2002 the Consolidated Entity held 18,603,348 shares in Zimbabwe Platinum Mines Limited (“Zimplats”), a company involved in the platinum mining industry. The carrying value of the investment in Zimplats is $17,115,080. As at 30 June 2002 the Company held 21% of the issued capital of Zimplats. The Company sold its shares in Zimplats on 22 August 2002 for $35.3 million.

Note 8. Inventories

	Consolidated

	2002	2001
	$'000	$'000

Current
Raw materials and stores—at cost	24,026	16,489
Less: Provision for obsolescence	(3,399)	(2,576)

	20,627	13,913
Work in progress
—at cost	35,735	10,179
—at net realisable value	2,754	7,515

	59,116	31,607

Non-current
Work in progress
—at net realisable value	27,292	15,872
—cost	1,592	—

	28,884	15,872

Note 9. Deferred Tax Assets

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Current
Tax refund due	—	—	409	—

Non-current
Future income tax benefit (Note 4(b))	8,339	19,926	1,184	14,474

Note 10. Other Assets

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Current
Deferred waste	10,335	1,392	—	—

Note 11. Intangible Assets

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Non-current
Goodwill	70,000	—	—	—
Less: Accumulated amortisation	(875)	—	—	—

	69,125	—	—	—

Note 12. Property, Plant and Equipment

	Consolidated—2002

		Accumulated
	Cost	Depreciation	Net
	$'000	$'000	$'000

Mining and mineral processing
—Freehold land and buildings	46,825	(31,419)	15,406
—Plant, machinery and equipment	447,575	(308,607)	138,968
—Mine reserves and development	979,666	(545,204)	434,462
—Capitalised leased assets	874	(112)	762

	1,474,940	(885,342)	589,598
Project exploration and evaluation expenditure(a)	369,494	—	369,494

	1,844,434	(885,342)	959,092

	Consolidated—2001

		Accumulated
	Cost	Depreciation	Net
	$'000	$'000	$'000

Mining and mineral processing
—Freehold land and buildings	35,430	(23,980)	11,450
—Plant, machinery and equipment	273,681	(182,383)	91,298
—Mine reserves and development	425,991	(299,292)	126,699

	735,102	(505,655)	229,447
Project exploration and evaluation expenditure(a)	55,780	—	55,780

	790,882	(505,655)	285,227

(a)	Project development, exploration and evaluation expenditure is carried forward in accordance with the accounting policy expressed in Note 1(i). Ultimate recoupment of exploration and evaluation expenditure carried forward is dependent on successful commercial development, or alternatively, sale of the respective areas.

	Consolidated—2002

	Freehold	Plant,	Mine
	Land	Machinery	Reserves	Capitalised
	and	and	and	Leased
	Buildings	Equipment	Development	Assets	Total
	$'000s	$'000	$'000	$'000	$'000

Carrying amount at 1 July 2001	11,450	91,298	126,699	—	229,447
Additions	7,708	80,776	357,390	776	446,650
Transfers from capitalised exploration	—	—	36,689	—	36,689
Disposals	(74)	(1,519)	(588)	—	(2,181)
Depreciation/amortisation expense (Note 3)	(2,184)	(23,886)	(69,471)	(14)	(95,555)
Foreign exchange differences	(1,494)	(7,701)	(16,257)	—	(25,452)

Carrying amount at 30 June 2002	15,406	138,968	434,462	762	589,598

Consolidated—2002

Project Exploration and
Evaluation Expenditure
$'000

Carrying amount at 1 July 2001	55,780
Additions/valuation increments	376,787
Transfers to mine reserves and development	(36,689)
Disposals	—
Exploration expense	(26,384)

Carrying amount at 30 June 2002	369,494

Note 13. Controlled Entities

Country
Outside of
Australia Where
	Place of	Business is	Other
	Incorporation	Carried On	Notes

Investments in significant Controlled Entities are set out below:
Controlled Entities of the Parent Entity
—Delta Gold Limited	Australia
—Goldfields Kalgoorlie Limited	Australia		(c	)
—Goldfields PNG Holdings Limited	PNG	PNG
—Goldfields PNG Investments Limited	PNG	PNG
—Goldfields Porgera Limited	PNG	PNG
—Goldfields PNG Mining Limited	PNG	PNG
—Henty Gold Limited (formerly Goldfields (Tasmania) Limited)	Australia		(f	)
—Goldfields Pty Limited (formerly Renaissance Mining Pty Limited)	Australia		(f	)
—AurionGold Administration Pty Limited (formerly Goldfields Administration Pty Limited)	Australia		(f	)
—AurionGold Exploration Pty Limited (formerly Goldfields Exploration Pty Limited)	Australia
Controlled Entities of Delta Gold Limited
—Delta Gold Holdings Limited	Australia		*
—Delta Gold Exploration (1995) Pty Limited	Australia		*
—Laurina Mines Pty Ltd.	Australia		*
—Wirralie Mines Pty Limited	Australia		*
—Delta Gold Exploration Pty Limited	Australia		*
—AurionGold Management Limited (formerly Delta Gold Management Limited)	Australia		*
—Granny Smith Mines Ltd.	Australia		*
—Ida Gold Pty Limited	Australia		*
—Kanowna Mines Limited	Australia		*
—Kanowna Belle Gold Mines Limited	Australia		*
—Olympic Mines Limited	Australia		*
—Sunrise Mines Limited	Australia		*
—Wilga Mines Pty Limited	Australia		*
—Belyando Mining Pty Ltd.	Australia		*
—Ross Mining Investments Pty Ltd.	Australia		*
—Timbarra Gold Mines Pty Ltd.	Australia		*
—Levu Gold Pty Ltd.	Australia		*
—Capricornia Prospecting Pty Ltd.	Australia		*
—Delta Gold NZ Limited	New Zealand	New Zealand
—Sigma Resources Limited	New Zealand	New Zealand
—Alpha Resources Limited	Channel Islands	Channel Islands
—Delta Gold Zimbabwe (Pvt) Limited	Zimbabwe	Zimbabwe

Country
Outside of
Australia Where
	Place of	Business is	Other
	Incorporation	Carried On	Notes

—Delta Diamonds (Pvt) Limited	Zimbabwe	Zimbabwe
—Solomon Islands Mining NL	Australia
Controlled Entities of Goldfields Kalgoorlie Limited
—Paddington Gold Pty Limited	Australia		(d )
—Kundana Gold Pty Limited	Australia
—Gilt-Edged Mining NL	Australia
—GKL Resources Pty Limited	Australia
—GKL Properties Pty Limited	Australia
—Pancontinental Mining (Finance) Limited	Australia
—Pancontinental Financing Pty Limited	Australia

Notes:

(a)	None of the Controlled Entities are listed on a stock exchange as at 30 June 2002. Delta Gold Limited (Delta) was removed from the official list of Australian Stock Exchange Limited as from the close of trading on 3 January 2002 following the merger.

(b)	Except where indicated, all Controlled Entities are wholly owned and all investments are in respect of ordinary shares. Changes from the previous year have been highlighted, where applicable.

(c)	The investment in the Goldfields Kalgoorlie Limited Group is held by AurionGold Limited (83%) and Goldfields Pty Limited (17%).

(d)	The investment in Paddington Gold Pty Limited comprises of 2 ordinary shares of $1 each and 538 preference shares of $1 each.

(e)	Acquisition of Controlled Entity

In December 2001 the Company acquired Delta via a Scheme of Arrangement whereby the Company issued 252,229,471 shares in exchange for 100% of the Share Capital of Delta.

The fair value of the consideration to acquire Delta was assessed at $390,955,680, based on the issue of 252,229,471 shares at $1.55 per share. The fair value of the shares issued was determined by adjusting the market price of $2.32 on the acquisition date of 17 December 2001 by a notional 33% placement discount that would be required for a share issue of this size. The use of the market price of Goldfields shares at the date of acquisition is inappropriate due to the notional size of the placement being 133% of the shares on issue of Goldfields. In addition there were significant intervening events between the date the merger was announced and the date of acquisition such as:

(i)	Goldfields acquisition of Centaur’s Ora Banda and Mount Pleasant gold assets, announced on 16 October 2002;

(ii)	The recovery in the gold price during this period; and

(iii)	Further takeover and consolidation activity in the resources sector.

The notional 33% placement discount is also supported by independent professional advice from

•	PricewaterhouseCoopers Securities Pty Ltd;

•	Lonergan Edwards & Associates; and

•	Discussions with underwriting firms.

Adoption of a discount to reflect the size and nature of the share issue has reduced the value of the consideration by $194.2 million.

Details of the acquisition are as follows:

2002
$'000

Fair value of identifiable net assets of controlled entity acquired:
Cash	695
Receivables	22,701
Inventories	22,186
Investments	24,183
Plant and equipment	349,660
Project exploration and evaluation expenditure	286,195
Deferred tax assets	10,140
Other assets	2,032
Payables	(29,965)
Hedge book—mark to market provision	(229,841)
Provisions—other	(36,302)
Provision for restructuring including employee retrenchment payments*	(2,900)
Interest bearing liabilities	(70,756)
Deferred tax liabilities	(27,072)

320,956

Goodwill on consolidation	70,000
Fair value of equity consideration 252,229,471 shares at $1.55 per share	390,956

*	A liability for the estimated costs of the restructuring of $2,900,000 consisting mainly of retrenchment payments to employees was recognised at the date of acquisition.

     (f)  As at 30 June 2002 there are three Closed Groups within the consolidated Entity. The entities comprising each Closed Group are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others on winding up. By entering into the deed, the wholly owned entities have been relieved from the requirement to prepare a financial report and directors’ report under Class Order 98/1418 (as amended by class Order 98/2017) issued by the Australian Securities and Investments Commission.

     The first group companies consist of AurionGold Limited, Goldfields Pty Limited, AurionGold Administration Pty Limited and AurionGold Exploration Pty Limited.

     Set out below is the statement of financial performance of the first Closed Group.

	2002	2001
	$'000	$'000

Dividends received	121,432	—
Other revenue	40,861	55,431
Borrowing costs expense	(11,841)	(15,004)
Exploration expense	(3,769)	(2,482)
Other (expenses)/gains	10,380	(14,891)

Profit/(loss) from ordinary activities before tax	157,063	23,054
Income tax (expense)/credit	(8,836)	794

Profit/(loss) after income tax	148,227	23,848

Set out below is a consolidated statement of financial position of the first Closed Group.

	2002	2001
	$'000	$'000

Current assets
Cash	24,412	59,678
Receivables	642	917

Total current assets	25,054	60,595

Non-current assets
Receivables	330,596	95,803
Investments	498,436	107,480
Property, plant and equipment	2,671	2,781
Other	3,177	14,596

Total non-current assets	834,880	220,660

Total assets	859,934	281,255

Current liabilities
Payables	5,535	10,920
Provisions	460	12,333

Total current liabilities	5,995	23,253

Non-current liabilities
Interest bearing liabilities	241,427	174,911
Provisions	752	993
Other	175	1,783

Total non-current liabilities	242,354	177,687

Total liabilities	248,349	200,940

Net assets	611,585	80,315

Equity
Contributed equity	453,071	70,027
Retained profits	158,514	10,288

Total equity	611,585	80,315

     The second Group comprises Goldfields Kalgoorlie Limited (GKL), Pancontinental Mining (Finance) Limited and Pancontinental Financing Pty Limited.

     Set out below is a consolidated statement of financial performance of the second Closed Group.

	2002	2001
	$'000	$'000

Other revenue	2,774	10,071
Borrowing costs expense	—	(1,535)
Exploration expense	(1,707)	(1,365)
Other expenses	(1,680)	(664)

Profit from ordinary activities before tax	(613)	6,507
Income tax (expense)/credit	(525)	253

Profit after income tax	(1,138)	6,760

     Set out below is a consolidated statement of financial position of the second Closed Group.

	2002	2001
	$'000	$'000

Current assets
Cash	194	299
Receivables	1,502	3,001

Total current assets	1,696	3,300

Non-current assets
Investments	44,598	44,598
Receivables	657	41,002
Property, plant and equipment	—	—
Other	1	147

Total non-current assets	45,256	85,747

Total assets	46,952	89,047

Current liabilities
Payables	165	165
Interest bearing liabilities	—	—
Provisions	189	173

Total current liabilities	354	338

Non-current liabilities
Payables	14,084	14,084
Provisions	(296)	2

Total non-current liabilities	13,788	14,086

Total liabilities	14,142	14,424

Net assets	32,810	74,623

Equity
Contributed equity	44,236	44,236
Retained profits	(11,426)	30,387

Total equity	32,810	74,623

The third Group comprises all companies marked “Other Notes*” above.

Set out below is a consolidated statement of financial performance of the third Closed Group.

	2002	2001
	$'000	$'000

Revenue from mining activities	122,951	—
Cost of sales	(80,795)	—

Gross profit	42,156	—
Other revenue	2,479	—
Borrowing costs expense	(514)	—
Exploration expense	(13,703)	—
Other expenses	(5,722)	—

Profit from ordinary activities before tax	24,696	—
Income tax (expense)/credit	(6,767)	—

Profit after income tax	17,929	—

Set out below is a consolidated statement of financial position of the third Closed Group.

Current assets
Cash	29,934	—
Inventories	29,887	—
Other	8,748	—

Total current assets	68,569	—

Non-current assets
Investments	88,363	—
Inventories	1,592	—
Receivables	2,629	—
Property, plant and equipment	243,256	—
Other	20,965	—

Total non-current assets	356,805	—

Total assets	425,374	—

Current liabilities
Payables	12,673	—
Interest bearing liabilities	42	—
Provisions	18,394	—

Total current liabilities	31,109	—

Non-current liabilities
Payables	131,855	—
Provisions	90,497	—

Total non-current liabilities	222,352	—

Total liabilities	253,461	—

Net assets	171,913	—

Equity
Contributed equity	198,327	—
Reserves	(5,894)	—
Retained profits	(20,520)	—

Total equity	171,913	—

Note 14. Investments in Associates

			Consolidated

			Ordinary
			share		Investment
			ownership		carrying
			Interest		amount

	Principal	Balance	2002	2001	2002	2001
Name	Activities	Date	%	%	$'000	$'000

Ross Mining International Pty Limited	Mining	30 June	41	—	—	—

     At 30 June 2002 AurionGold Limited holds 50% of the ordinary share capital plus one share of Solomon Islands International Pty Limited (previously Ross Mining International Pty Ltd). However the agreement detailing the terms on the future operation of the mine specifies that the deemed economic interest is set at 40% on the date of transfer. This interest has increased to 41% by 30 June 2002 through dilution of the other shareholder. Under the terms of the operating agreement AurionGold is required to meet specific funding requirements, which will increase AurionGold’s deemed economic interest.

     An amount of $Nil has been taken up for Ross Mining International Pty Limited as an equity accounted associate at 30 June 2002, due to the company having a net liability position as at this date.

Note 15. Payables

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Current
Trade creditors	23,501	17,486	—	140
Other creditors	23,128	10,111	1,203	1,285

	46,629	27,597	1,203	1,425

Non-current
Other creditors	—	—	174	—
Related corporations	—	—	3,414	49,715

	—	—	3,588	49,715

Note 16. Interest Bearing Liabilities

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Current
Lease liabilities (Note 32(b))	42	—	—	—

Non-current
Bank loans—unsecured(a)	241,427	174,911	241,427	174,911

The Australian dollar equivalents of amounts payable in United States dollars which are not effectively hedged are:	—	—	—	—

Financing arrangements
Unrestricted access was available at balance date to the following lines of credit:
Credit standby arrangements
Total facilities
Bank overdrafts	10,000	10,000	5,000	5,000

Used at balance date
Bank overdrafts	—	—	—	—

Unused at balance date
Bank overdrafts	10,000	10,000	5,000	5,000

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Bank loan facilities
Total facilities	300,141	201,820	300,141	201,820
Used at balance date	241,427	174,911	241,427	174,911

Unused at balance date	58,714	26,909	58,714	26,909

(a)	The Parent Entity has a Revolving Credit Facility, on a bilateral basis, with a group of twelve banks. On 20 December 2001, the Revolving Credit Facility was renegotiated and increased from US$102 million to US$170 million. The maturity date of the Revolving Credit Facility as at 30 June 2002 was 20 December 2005. US$88.6 million and A$85.0 million were drawn under the Revolving Credit Facility at year end (2001 US$88.4 million).

Note 17. Current Tax Liabilities

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Income tax	6,045	7,974	—	2,209

Note 18. Provisions

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Current
Employee entitlements (Note 29)	7,729	4,214	—	—
Rehabilitation and site restoration	6,686	1,445	—	—
Dividends	30,992	9,459	30,992	9,459
Other	5,755	4,267	145	—

	51,162	19,385	31,137	9,459

Non-current
Employee entitlements (Note 29)	5,266	2,557	—	—
Rehabilitation and site restoration	40,522	15,392	—	—
Other	172	2,543	—	—

	45,960	20,492	—	—

Note 19. Other Liabilities

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Current
Deferred hedging gains(a)	1,814	8,822	1,814	8,822
Mark to market provision(b)	9,095	—	—	—

	10,909	8,822	1,814	8,822

Non-current
Deferred hedging gains(a)	—	1,783	—	1,783
Mark to market provision(b)	214,233	—	—	—
Other	174	—	—	—

	214,407	1,783	—	1,783

(a)	The Company has terminated certain gold hedge positions. As the underlying hedged gold production is still expected to be produced in future years, the gain that arose on the termination has been deferred and will be taken to the statement of financial performance in the year that the related gold production is designated.

(b)	Following the merger between Delta Gold Limited and Goldfields Limited in December 2001, a provision was made for the mark to market valuation of the Delta hedge book. The total provision stands at $223,328,000 at 30 June 2002 and will be released to profit as the underlying hedge positions are delivered over the coming years.

Note 20. Deferred Tax Liabilities

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Deferred tax	57,920	51,204	—	—

Note 21. Contributed Equity

     (a)  The share capital of the Parent Entity at June 2002 and June 2001 was made up as follows:

	June 2002		June 2001

		Paid Up		Paid Up
	Number of	Value	Number of	Value
	Shares	$'000	Shares	$'000

Ordinary shares	442,739,132	453,079	189,170,160	70,027

     (b)  Movements in ordinary share capital:

			Number of
Date	Details	Notes	Shares	$'000

30.06.2000	Balance		164,217,348	37,381
03.08.2000	Shares issued through a private placement		24,632,600	32,586
30.01.2001	Shares issued on the exercise of options		24,000	27
02.02.2001	Shares issued on the exercise of options		12,000	13
06.02.2001	Shares issued on the exercise of options		12,000	13
20.03.2001	Shares issued on the exercise of options		6,500	7
29.06.2001	Shares issued under employee Share Plans		265,712	—
31.07.2001	Shares issued on the exercise of options		12,000	13
21.09.2001	Shares issued on the exercise of options		5,500	6
14.11.2001	Shares issued on the exercise of options		62,000	76
31.12.2001	Shares issued on the merger with Delta Gold		252,229,471	390,956
	Share issue costs		—	(8,774)
29.01.2002	Shares issued on the exercise of options		24,000	27
15.03.2002	Shares issued on the exercise of options		38,000	49
08.04.2002	Shares issued on the exercise of options		108,000	120
01.05.2002	Shares issued on the exercise of options		103,700	167
06.05.2002	Shares issued on the exercise of options		145,500	316
16.05.2002	Shares issued on the exercise of options		40,800	96
28.06.2002	Shares issued under Employee Share Scheme		800,001	—

30.06.2002	Balance		442,739,132	453,079

     (c)  Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of and amounts paid on the shares held.

     On a show of hands every holder of ordinary shares present at a meeting in person or by proxy is entitled to one vote and upon a poll each share is entitled to one vote.

Note 22. Reserves and Retained Profits

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

(a) Reserves
Foreign currency translation reserve Balance at beginning of year	(61,398)	(43,803)	—	—
Arising on translation of Controlled entity financial statements	(43,321)	(17,595)	—	—

Balance at end of year	(104,719)	(61,398)	—	—

(b) Retained profits
Retained profits at the beginning of the financial year	193,583	160,998	20,656	8,390
Net transfer from foreign currency reserve on sale of controlled entity	12,000	—	—	—
Net profit after tax	63,247	47,710	141,715	27,391
Dividends provided for or paid	(30,992)	(15,125)	(30,992)	(15,125)

Retained profits at the end of the financial year	237,838	193,583	131,379	20,656

Note 23. Dividends

	Parent Entity

	2002	2001
	$'000	$'000

Special dividend of 3 cents fully franked	—	5,666
Final dividend declared of 7 cents (2001: 5 cents) fully franked	30,992	9,459

	30,992	15,125

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Franking credits available for the subsequent financial year	130,111	—	33,904	—

     The above amounts represent the balance of the franking accounts as at the balance date, adjusted as applicable for:

(i)	franking credits that will arise from the payment of income tax payable as at the balance date,

(ii)	franking debits that will arise from the payment of dividends proposed as at the balance date, and

(iii)	franking credits that may be prevented from being distributed in the subsequent year.

     Legislation requiring companies to convert their existing Class C franking account balance from an underlying tax rate of 34% to an underlying tax rate of 30% on 1 July 2001 received Royal Assent on 3 July 2002. This legislation requires the balance of the franking accounts as at 1 July 2001 and all franking debits and credits arising on or after that date (including those relating to dividends) to be entered into the converted franking account using the new rate of 30%.

     Further legislation takes effect on 1 July 2002, under which the amount recorded in the franking account is the amount of income tax paid rather than franking credits based on after tax profits. Amounts debited to the franking account in respect of dividends paid after 30 June 2002 will be the franking credits attaching to those dividends rather than the gross amount of the dividends. In accordance with this legislation, the franking account balances as at 30 June 2002 will be converted so that the opening balances on 1 July 2002 will reflect these changes.

Note 24. Earnings Per share

	Consolidated

	2002	2001

Basic earnings per share (cents)	20.1	25.6
Diluted earnings per share (cents)	20.0	25.2

Weighted average number of ordinary shares outstanding during the financial year used in the calculation of basis earnings per share (thousands)	314,396	186,644

Weighted average number of ordinary shares outstanding during the financial year used in the calculation of diluted earnings per share (thousands)	315,887	189,174

Note 25. Joint Venture Interests

     (a)  Porgera Joint Venture

     The Consolidated Entity holds a 25% interest in the Porgera Joint Venture (PJV), in Papua New Guinea. The principal activity of the joint venture is the exploration, development and mining of gold. The joint participants are Placer Dome Inc. (50%), AurionGold Limited (25%), Oil Search Limited (20%) and Mineral Resources Enga Limited (5%). Placer Dome is the manager of the PJV.

     The Consolidated Entity’s interest in the joint venture assets is summarised below and included in the corresponding statement of financial position items in the Consolidated Entity financial statements.

	Consolidated

	2002	2001

Current assets
Cash	1,449	1,647
Receivables	1,147	2,303
Inventories	16,681	18,141

Total current assets	19,277	22,091

Non-current assets
Inventories	27,292	15,872
Property, plant and equipment	87,654	110,896
Other	78	113

Total non-current assets	115,024	126,881

Total assets	134,301	148,972

Current liabilities
Payables	8,798	9,490
Provisions	2,502	3,015

Total current liabilities	11,300	12,505

Non-current liabilities
Provisions	3,864	3,656

Total non-current liabilities	3,864	3,656

Total liabilities	15,164	16,161

Net assets	119,137	132,811

Contingent liabilities	204	326

Commitments for expenditure	2,987	980

     (b)  East Kundana Joint Venture

     The Consolidated Entity holds a 51% interest in the East Kundana Joint Venture (EKJV) in Kalgoorlie, Western Australia. The principal activity of the joint venture is the exploration, development and mining of gold. The joint participants are AurionGold Limited (51%), Rand Mining NL (12.25%) and Tribune Resources NL (36.75%).

     The Consolidated Entity’s interest in the joint venture assets is summarised below and included in the corresponding statement of financial position items in the Consolidated Entity financial statements.

	Consolidated

	2002	2001

Current assets
Cash	1,875	—
Receivables	2,434	—
Inventories	542	—

Total current assets	4,851	—

Non-current assets
Inventories	—	—
Property, plant and equipment	41,464	38,078
Other	—	—

Total non-current assets	41,464	38,078

Total assets	46,315	38,078

Current liabilities
Payables	2,490	—
Provisions	14	—

Total current liabilities	2,504	—

Non-current liabilities
Provisions	—	—

Total non-current liabilities	—	—

Total liabilities	2,504	—

Net assets	43,811	38,078

Contingent liabilities	—	—

Commitments for expenditure	7,111	4,266

     (c)  Granny Smith Joint Venture

     The Consolidated Entity holds a 40% interest in the Granny Smith Joint Venture in Laverton, Western Australia. The principal activity of the joint venture is the exploration, development and mining of gold. The joint participants are AurionGold Limited (40%) and Placer Dome Inc. (60%). Placer is the manager of the joint venture.

     The Consolidated Entity’s interest in the joint venture assets is summarised below and included in the corresponding statement of financial position items in the Consolidated Entity financial statements.

	Consolidated

	2002	2001

Current assets
Cash	1,726	—
Receivables	2,179	—
Inventories	7,006	—

Total current assets	10,911	—

Non-current assets
Inventories	—	—
Property, plant and equipment	70,497	—
Other	—	—

Total non-current assets	70,497	—

Total assets	81,408	—

Current liabilities
Payables	5,518	—
Provisions	1,479

Total current liabilities	6,997	—

Non-current liabilities
Provisions	4,760	—

Total non-current liabilities	4,760	—

Total liabilities	11,757	—

Net assets	69,651	—

Contingent liabilities	—	—

Commitments for expenditure	13,766	—

     (d)  The Consolidated Entity also has a number of interests in joint ventures to explore for mineral resources. The Consolidated Entity’s share of expenditure in respect of these exploration activities is written off as incurred, or capitalised in accordance with the accounting policy stated in Note 1(i), and no revenue is generated. The Consolidated Entity’s share of the assets and liabilities in respect of these joint ventures is not material.

Note 26. Remuneration of Directors

	2002		2001
	$		$

Income paid or payable, or otherwise made available, to Directors by entities in the Consolidated Entity and Related Parties in connection with the management of affairs of the Parent Entity or its Controlled Entities:

Directors of Parent Entity	2,606,616		1,292,866
Directors of entities in the Consolidated Entity	2,606,616		2,691,378
The number of Parent Entity Directors whose total income, from the Parent Entity or Related Parties, was within the following specified bands:
$30,000 to $39,999	3	(c)	—
$50,000 to $59,999	1	(b)	—
$70,000 to $79,999	2		2
$170,000 to $179,999	1		—
$240,000 to $249,999	—		1	(b)
$280,000 to $289,999	—		1	(b)
$520,000 to $529,999	1	(c)	—
$620,000 to $629,999	—		1
$1,580,000 to $1,589,999	1	(b)	—

(a)	The above amounts do not include any value for options granted under the Executive Share Option Plan for the reasons set out in Note 29.

(b)	Includes retirement benefit.

(c)	The amounts include only post merger remuneration for ex-Delta Gold directors who are now directors of AurionGold Limited.

A-30

Note 27. Remuneration of Executives

	2002	2001
	$	$

Remuneration received, or due and receivable, from entities in the Consolidated Entity and Related Parties by Australian based executive officers (including Executive Directors) whose remuneration was at least $100,000:

Executive officers of the Parent Entity	5,275,909	2,237,353
Executive officers of the Consolidated Entity	7,028,821	2,830,454

	Consolidated			Parent Entity

	2002		2001	2002		2001

The numbers of Australian based executive officers (including Executive Directors) whose remuneration from entities in the Consolidated Entity and Related Parties was within the specified bands are as follows:

$160,000 to $169,999	2	(c)	—	1	(c)	—
$170,000 to $179,999	1	(c)	—	1	(c)	—
$200,000 to $209,999	—		1	—		1
$210,000 to $219,999	1		—	—		—
$220,000 to $229,999	—		1	—		1
$240,000 to $249,999	1		—	—		—
$250,000 to $259,999	—		1	—		1
$280,000 to $289,999	—		2	—		1
$300,000 to $309,999	—		2	—		1
$320,000 to $329,999	2		—	1		—
$340,000 to $349,999	—		1	—		1
$350,000 to $359,999	1		—	1		—
$370,000 to $379,999	1		—	1		—
$390,000 to $399,999	1		—	1		—
$410,000 to $419,999	2	(c)	—	2	(c)	—
$520,000 to $529,999	1	(c)	—	1	(c)	—
$570,000 to $579,999	1	(b)(c)	—	1	(b)(c)	—
$620,000 to $629,999	—		1	—		1
$800,000 to $809,999	1	(b)	—	—		—
$1,540,000 to $1,549,999	1	(b)	—	1	(b)	—

(a)	The amounts do not include any value for options granted under the Executive Share Option Plan for the reasons set out in Note 29.

(b)	Includes retirement benefit.

(c)	Includes only post merger remuneration for ex-Delta Gold executive officers.

A-31

Note 28. Remuneration of Auditors

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$	$	$	$

During the year the auditor and its related practices earned the following remuneration:
PricewaterhouseCoopers—Australian firm
Audit or review of financial reports of the entity or any entity in the consolidated entity	616,000	376,000	256,000	187,525
Other assurance services	8,800	21,633	—	—

Total audit and assurance services	624,800	397,633	256,000	187,525

Advisory services	381,748	157,971	—	—
Taxation	771,929	243,385	—	—

Total remuneration	1,778,477	798,989	256,000	187,525

Related practices of PricewaterhouseCoopers—Australian firm
Audit or review of financial reports of the entity or any entity in the consolidated entity—Auditors of the Porgera Joint Venture	32,275	10,784	—	—

Other auditors
Remuneration of other auditors of controlled entities for the audit or review of financial reports for any entity in the consolidated entity	12,000	—	—	—

     PricewaterhouseCoopers was appointed auditor of the Consolidated Entity in 1995. It is the Consolidated Entity’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Consolidated Entity are important and the services are provided on a competitive basis. These assignments principally relate to tax advice and accounting compliance advice. It is the Consolidated Entity’s policy to seek competitive tenders for all major consulting projects.

Note 29. Employee Entitlements

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Employee entitlement liabilities
Provision for employee entitlements
Current (Note 18)	7,729	4,214	—	—
Non-current (Note 18)	5,266	2,557	—	—

Aggregate employee entitlement liability	12,995	6,771	—	—

Superannuation funds

     The Goldfields Superannuation Plan of the Mercer Retirement Trust (Goldfields Plan) and the AurionGold Superannuation Plan of the Optimum Superannuation Master Trust administered by Royal and Sun Alliance (AurionGold Plan) were established to provide benefits for employees on retirement, disability or death. All employees of the Consolidated Entity are entitled to participate in one of the Plans on commencement of their employment.

     The Goldfields Plan provides either defined benefit lump sums based on years of service and final average salary or a lump sum benefit arising from the accumulation of defined contributions. The defined benefits sections are closed to new members and less than 50 employees continue to participate in these sections.

     The AurionGold Plan provides a lump sum benefit arising from the accumulation of defined contributions only.

     All contributions required under the Superannuation Guarantee Charge (SGC) legislation, 8% of salary for year ended 30 June 2002 are directed to these or other complying funds.

     For Plans with a defined benefits section(s) an actuarial assessment is conducted every three years. This review is to ensure the Plan has sufficient funds to satisfy all benefits that would have been vested under the Plan in the event of the termination of the Plan or voluntary or compulsory termination of employment of each employee. Julian Hotz F.I.A.A. (William M Mercer Pty Ltd) last conducted an actuarial assessment of the Plan as at 1 July 2000. An interim actuarial valuation was undertaken by Mercers in August 2002 of the current value of employee accrued benefits and the market value of assets as at 30 June 2002. Based on this interim valuation and the actuarial assessment of 1 July 2000, the directors are of the view that the assets of the Goldfields Plan are sufficient to satisfy all benefits as at that reporting date.

As at 30 June 2002	$'000

Goldfields Plan
Present value of employees’ accrued benefits:	14,314
Net market value of assets held by the fund to meet future benefit payments:	15,395
Vested Benefits:	14,267
Surplus of assets over accrued benefits:	1,081

	2002	2001
	$'000	$'000

Employer contributions to Goldfields and AurionGold Plans	4,274	2,404

     Executive share option plan

     The establishment of the AurionGold Share Option Plan (“the Plan”) was approved by special resolution at the Annual General Meeting of the Company held on 27 October 1999. All members of the Executive Management are entitled to participate in this Plan. The options have a term of 10 years from the date of offer.

     On 31 October 2001, a further 1,865,000 options were issued to 10 executives under the Plan at a price of $2.36. This included an issue of 550,000 options to Dr. Peter Cassidy. In accordance with a waiver from listing rule 10.14 received from the Australian Stock Exchange in October 1999 the Company could issue options to Dr. Cassidy under the Plan for a total of three years without obtaining the approval of holders of ordinary securities for the issue in each year.

     An issue of 1,300,000 options was made on 18 February at a price of $2.95 to 5 new AurionGold executives who had joined the Company from Delta Gold Limited and who had not received any options from that company for a period of in excess of 12 months. This issue included 600,000 options issued to Mr. Terry Burgess as approved by special resolution at the Extraordinary General Meeting of 14 February 2002.

     Unissued ordinary shares of the Company under option at 30 June 2002 total 5,671,000 with 2,160,000 (June 2001: 147,000) granted but not exercised:

			Options
			Exercised and
			Shares Issued		Options Outstanding
			During the Year		at the End of the Year
	Exercise	Options
Expiry Date	Price	Offered	2002	2001	2002	2001

1 November 2009	$1.11	1,470,000	221,500	54,500	1,194,000	1,415,000
1 November 2010	$1.61	1,630,000	168,000	—	1,462,000	1,630,000
31 October 2011	$2.36	1,865,000	150,000	—	1,715,000	—
18 February 2012	$2.95	1,300,000	—	—	1,300,000	—

Total		6,265,000	539,500	54,500	5,671,000	3,045,500

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	870	60	870	60

Market value of shares issued to employees on the exercise of options as at their issue date	1,574	94	1,574	94

     Maximum amounts that may be granted are 10% of options offered on the 1st anniversary of offer, 20% on the 2nd anniversary and 70% on the 3(rd) anniversary, except in the case of redundancy where all issued options not yet granted are granted. The granting of options is linked to performance hurdles based on Total Shareholder Return compared to the movement in the ASX Gold Accumulation Index.

     The market value of shares under these options at 30 June 2002 was $3.93 (2001: $1.77).

     Options are granted for no consideration. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares.

     Given the trading restrictions applied internally to executives and performance hurdles imposed on grant, no single method of valuation of options is considered appropriate, as the value of an option is uncertain other than within fixed parameters. Therefore, no value has been attributed to the employee share options. However, as ASIC guidelines require a valuation to be provided, AurionGold has used the Black Scholes model which calculates a notional maximum option valuation as at date of grant of $1.27 (February 2002), $1.11 (October 2001), $0.64 (November 2000). The Black Scholes valuation assumes that all performance hurdles are met and there are no trading restrictions in place and the ultimate value may be significantly less.

     General Employee Share Plan

     The Board approved the establishment of an “Exempt” Employee Share Plan on 24 April 2001. The plan was designed to meet the requirements of Tax legislation which provides that no income tax is payable for the first $1,000 of value of shares offered per employee under the plan in any one tax year.

     Under the applicable Tax legislation employees are not permitted to deal in the shares prior to 29 June 2004 while they remain in the service of the Company.

     A total of 121,089 shares remain in the General Employee Share Plan as at 30 June 2002. The market value of the shares at that date was $475,880.

     The Plan continues but share issues to AurionGold employees in 2001/02 were via the AurionGold Employee Share Scheme (AGESS) details of which appear below.

     Senior Employee Share Plan

     The Board also approved the establishment of a “Deferred” Employee Share Plan on 24 April 2001. This plan was open to senior employees at the discretion of the Board.

     The plan is designed to meet the requirements of Tax legislation that allows the employee to defer income tax on the value of the shares granted for up to ten years. The shares must be held by a Trustee (AurionGold Administration Pty Limited) on behalf of the employees who are not permitted to deal in the shares for a period of two years while they remain in the service of the Company. Income tax becomes payable in respect of the value of shares granted once direct ownership is transferred to the employee.

     A total of 89,672 shares (22 senior employees each with 4,076 shares) remain in the Senior Employee Share Plan at 30 June 2002. The market value of the shares at that date was $352,411.

     The Plan continues but share issues to AurionGold employees in 2001/02 were via the AurionGold Employee Share Scheme (AGESS) details of which appear below.

     AurionGold Employee Share Scheme

     The Board approved the AurionGold Employee Share Scheme (AGESS) on 30 April 2002. This scheme is available to all employees except those who are eligible to receive AurionGold options under the AurionGold Option Plan and replaced the Goldfields General Employee Share Plan and the Goldfields Senior Employee Share Plan which currently continue as ongoing plans. A special purpose trust administers the AGESS. Those employees who accept the formal offer receive a grant of shares at one of five levels between 1,000 shares and 3,000 shares depending on their job accountability level. Employees with less than one year of service receive a pro rata offer. Shares issued on behalf of eligible employees are registered in the name of a trustee. Participants are entitled to receive dividends paid on the shares held on their behalf in the trust and are also able to direct the trustee how to vote the shares held on their behalf. In the absence of such a direction the trustee will not be able to vote the shares held on behalf of a participant. Shares held by the trust also qualify for any rights and bonus issues. Employees are restricted from dealing in these shares for one year from the date of grant. Shares are granted under the AGESS on terms which qualify for a tax deferral concession for up to ten years enabling the participants to defer tax beyond the date on which the shares were acquired, subject to restrictions including forfeiture in certain circumstances.

     The Scheme offered and granted 800,001 shares to a total of 680 employees and these shares were issued on 28 June 2002. The value of these shares at the 30 June 2002 was $3,144,003.

     AurionGold Share Acquisition Scheme

     The Board approved the AurionGold Share Acquisition Scheme (AGSAS) on 18 December 2001. This scheme is available to all employees and Directors. A special purpose trust administers the AGSAS. Those employees and Directors who so elect may have shares acquired on their behalf under the AGSAS under a salary sacrifice arrangement. Such shares are acquired by monthly on market purchases arranged by the Scheme Administrator, Computershare Plan Managers Pty Limited. Shares acquired on behalf of a participant are registered in the name of a trustee in separate accounts for each participant. Participants are entitled to receive dividends paid on the shares held on their behalf in the trust and are also able to direct the trustee how to vote the shares held on their behalf. In the absence of such a direction the trustee will not be able to vote the shares held on behalf of a participant. Shares held by the trust also qualify for any rights and bonus issues. Shares are acquired under the AGSAS on terms which qualify for a tax deferral concession for up to ten years enabling the participants to defer tax beyond the date on which the shares were acquired, subject to restrictions including forfeiture in certain circumstances. During the year 2001/2002 a total of 181,017 AurionGold Limited fully paid ordinary shares were acquired by the trustee on behalf of 145 employees and Directors as part of the AGSAS.

Note 30. Financial Instruments

     (a)  Off-Balance Sheet Derivative Instruments

     AurionGold Limited and certain of its Controlled Entities are parties to derivative financial instruments in the normal course of business in order to hedge exposure to fluctuations in foreign exchange rates, interest rates and commodity prices.

     Hedging of foreign currencies and commodity prices are effected through a combination of forward contracts and options. Exposure to interest rate fluctuations is managed through interest rate swaps and options.

     (i) Foreign Exchange Hedging of Revenues

     The sales revenue of the Consolidated Entity is predominantly denominated in United States dollars. In order to protect against adverse exchange rate movements, a proportion of future anticipated sales revenue has been sold forward utilising either forward foreign exchange contracts or foreign exchange options.

     Forward Foreign Exchange Contracts

     The table below details outstanding forward contracts to sell US dollars, and buy Australian dollars as at balance date:

			Buy Australian
	Sell US Dollars		Dollars		Average
					Exchange Rate
	2002	2001	2002	2001
Maturity	US$'000	US$'000	A$'000	A$'000	2002	2001

Not later than 1 year	40,296	—	68,506	—	0.5882	—
Later than 1 year but not later than 2 years	8,148	—	14,000	—	0.5820	—
Later than 2 years but not late than 5 years	7,566	—	13,000	—	0.5820	—
Later than 5 years	—	—	—	—	—	—

     As these contracts are hedging anticipated future sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. A net unrealised mark to market loss relating to these contracts at 30 June 2002 of A$5,785,000 (2001 A$Nil) has been deferred to future periods.

     Foreign Exchange Options

     The table below details outstanding foreign exchange option contracts to sell US dollars, and buy Australian dollars as at balance date:

			Buy Australian
	Sell US Dollars		Dollars		Average
					Exchange Rate
	2002	2001	2002	2001
Maturity	US$'000	US$'000	A$'000	A$'000	2002	2001

A$ Call Options Bought
Not later than 1 year	36,000	36,875	51,381	51,451	0.7006	0.7167
Later than 1 year but not later than 2 years	37,000	36,000	53,760	51,377	0.6882	0.7007
Later than 2 years but not later than 5 years	103,751	88,500	155,317	129,689	0.6680	0.6824
Later than 5 years	—	—	—	—	—	—

			Buy Australian
	Sell US Dollars		Dollars		Average
					Exchange Rate
	2002	2001	2002	2001
Maturity	US$'000	US$'000	A$'000	A$'000	2002	2001

A$ Put Options Sold*
Not later than 1 year	42,500	62,875	69,945	92,246	0.6076	0.6816
Later than 1 year but not later than 2 years	32,000	46,500	47,951	67,080	0.6673	0.6932
Later than 2 years but not later than 5 years	103,751	88,500	163,987	136,955	0.6327	0.6462
Later than 5 years	—	—	—	—	—	—

*	The Consolidated Entity funds the purchase of A$ call options principally by selling A$ barrier put options. Included above are US$28,000,000 of knock-in put options which only come into existence if the A$ spot rate were to trade below various barrier levels ranging from 0.4950 to 0.6295 within certain defined time periods, and US$105,751,000 of knock-out put options which can cease to exist if the A$ spot rate trades above certain levels ranging from 0.5985 to 0.7780 within certain defined time periods.

Any unrealised gains and losses on these options, together with the cost of the options, are deferred in accordance with accounting policy Note 1(o)(iv) and will be recognised in the measurement of the underlying transaction. A net unrealised mark to market loss relating to these options at 30 June 2002 of A$41,732,000 (2001 A$87,292,000) has been deferred to future periods.

     (ii)  Foreign Exchange Hedging of Borrowings

     In addition to transactional exposures related to sales, the Consolidated Entity has borrowings denominated in US dollars. The translation risk is managed by using back to back foreign exchange options and forwards. The right to buy US dollars at a future date to meet loan repayments is matched specifically against contracts to sell US dollar sales revenues at the same date.

     The total amount of back to back hedge contracts outstanding at 30 June 2002 is US$88,400,000 (2001 US$88,400,000) at an average rate of 0.6904 (2001 0.6904). The net unrealised loss, deferred to future periods, relating to these contracts is A$28,029,000 (2001 A$46,867,000) and is included within other debtors on the statement of financial position.

     (iii)  Commodity Hedging

     At 30 June 2002, AurionGold Limited and certain of its Controlled Entities had committed to the following hedging contracts in order to protect the Consolidated Entity from adverse movements in commodity prices.

     Gold Forward Contracts

			Average
	Qty Hedged		Price

	2002	2001	2002	2001
Maturity	Ounces	Ounces	A$	A$

Gold Forwards* (A$)
Not later than 1 year	86,400	92,530	533	517
Later than 1 year but not later than 2 years	72,400	144,000	533	517
Later than 2 years but not later than 5 years	362,738	303,400	570	538
Later than 5 years	225,000	21,000	649	565

*	Excludes 343,000 ozs (2001 135,000 ozs) of contingent forward sales with embedded knock-in or knock-out features at an average price of A$600/oz (2001 A$550/oz) which are not a commitment unless the spot gold price is above certain levels in the future ranging from A$500/oz to A$725/oz (2001 A$515/oz to A$585/oz).

			Average
	Qty Hedged		Price

	2002	2001	2002	2001
Maturity	Ounces	Ounces	US$	US$

Gold Forwards* (US$)
Not later than 1 year	21,750	—	304	—
Later than 1 year but not later than 2 years	—	—	—	—
Later than 2 years but not later than 5 years	20,000	—	304	—
Later than 5 years	—	—	—	—

*	Excludes 149,500 ozs (2001 188,500 ozs) of knock-out forwards at an average price of US$300/oz (2001 US$300/oz) which are not a commitment unless the spot gold price is above US$290/oz in the future (2001 US$290/oz).

Any unrealised gains and losses arising on these contracts, together with the cost of the contracts, are deferred in accordance with accounting policy Note 1(r) and (s) until the underlying sale occurs. A net unrealised mark to market loss relating to these contracts at 30 June 2002 of A$119,690,000 (2001 A$46,510,000) has been deferred to future periods.

A-37

Gold Options

			Average
	Qty Hedged		Price

	2002	2001	2002	2001
Maturity	Ounces	Ounces	A$	A$

Put Options Bought* (A$)
Not later than 1 year	572,929	273,500	528	512
Later than 1 year but not later than 2 years	564,629	226,000	533	515
Later than 2 years but not later than 5 years	1,700,267	531,700	575	525
Later than 5 years	1,285,569	48,000	617	628
Put Options Sold (A$)
Not later than 1 year	—	15,000	—	460
Later than 1 year but not later than 2 years	—	—	—	—
Later than 2 years but not later than 5 years	—	—	—	—
Later than 5 years	—	—	—	—
Call Options Sold** (A$)
Not later than 1 year	227,868	214,990	552	512
Later than 1 year but not later than 2 years	336,993	163,160	548	526
Later than 2 years but not later than 5 years	1,371,029	598,650	558	521
Later than 5 years	849,143	—	599	—

*	A$ Put Options include 1,574,058 ozs (2001 710,000 ozs) of convertible put options that may convert to forwards (at the same price) if spot gold exceeds certain spot levels in the future within certain specified time frames.

**	A$ Call Options include 2,272,490 ozs (2001 933,000 ozs) of path dependent options which have either a knock-in or knock-out feature.

			Average
	Qty Hedged		Price

	2002	2001	2002	2001
Maturity	Ounces	Ounces	US$	US$

Put Options Bought (US$)
Not later than 1 year	120,000	120,000	423	413
Later than 1 year but not later than 2 years	120,000	157,500	426	388
Later than 2 years but not later than 5 years	460,000	472,500	417	404
Later than 5 years	340,000	485,000	440	471
Call Options Sold* (US$)
Not later than 1 year	40,000	48,500	308	299
Later than 1 year but not later than 2 years	—	37,500	—	300
Later than 2 years but not later than 5 years	—	112,500	—	300
Later than 5 years	150,000	—	320	—

*	US$ Call Options include 150,000 (2001 186,000 ozs) of path dependent options which have either a knock-in or knock-out feature. Any unrealised gains and losses on the options, together with the cost of the options, are deferred in accordance with accounting policy Note 1 (r) and (s) until the underlying sale occurs. A net unrealised mark to market loss relating to these options at 30 June 2002 of A$273,305,000 (2001 gain A$76,908,000) has been deferred to future periods.

     (iv)  Interest Rate Hedging

     Bank loans of the Consolidated Entity currently bear an average variable interest rate of 4.1%. It is policy to protect part of the loans from exposure to increasing interest rates. Accordingly, the Consolidated Entity has entered into interest rate collar contracts under which it may be obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors as appropriate.

     The contracts require settlement of net interest receivable or payable each 90 days. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

     Collars currently in place cover approximately 51% (2001 Nil) of US$ loans outstanding. The interest rate floors range between 4.0% and 4.2% with the caps between 5.8% and 6.6% and the variable rates are set against 3 month US$ LIBOR which at balance date was 1.9%.

     At 30 June 2002, the notional principal amounts and periods of expiry of the interest rate contracts are as follows:

	2002	2001
	US$'000	US$'000

Not later than 1 year	45,000	—
Later than 1 year but not later than 2 years	—	—
Later than 2 years but not later than 5 years	—	—

	45,000	—

     As these contracts are hedging anticipated future interest payments, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. A net unrealised mark to market loss relating to these contracts at 30 June 2002 of A$1,262,000 (2001 A$Nil) has been deferred to future periods.

     (b)  Interest Rate Risk Exposures

     The Consolidated Entity’s exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out in the table below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the Consolidated Entity intends to hold fixed rate assets and liabilities to maturity.

			Fixed Interest Maturing in:

		Floating		1 year	Greater	Non-
		Interest	1 year	to 5	than 5	interest
		Rate	or less	years	years	Bearing	Total
2002	Notes	$000's	$000's	$000's	$000's	$000's	$000's

Financial Assets
Cash		47,300	—	—	—	—	47,300
Receivables		—	—	—	—	58,102	58,102
Other financial assets		—	—	—	—	20,406	20,406

		47,300	—	—	—	78,508	125,808

Weighted average interest rate		4.2%
Financial Liabilities
Payables		—	—	—	—	46,629	46,629
Interest bearing liabilities		241,469	—	—	—	—	241,469

		241,469	—	—		46,629	288,098

Weighted average interest rate		4.1%
Net financial assets/(liabilities)		(194,169)	—	—	—	31,877	(162,290)

			Fixed Interest Maturing in:

		Floating		1 year	Greater	Non-
		Interest	1 year	to 5	than 5	interest
		Rate	or less	years	years	Bearing	Total
2001	Notes	$000's	$000's	$000's	$000's	$000's	$000's

Financial Assets
Cash	5	92,017	—	—	—	495	92,512
Receivables	6	—	—	—	—	67,694	67,694
Other financial assets	7	—	—	—	—	150	150

		92,017	—	—	—	68,339	160,356

Weighted average interest rate		4.9%	—	—	—	—
Financial Liabilities
Payables	15	—	—	—	—	27,597	27,597
Interest bearing liabilities	16	174,911	—	—	—	—	174,911

		174,911	—	—	—	27,597	202,508

Weighted average interest rate		5.1%	—	—	—	—
Net financial assets/(liabilities)		(82,894)	—	—	—	40,742	(42,152)

     (c)  Credit Risk Exposures

     The credit risk on financial assets of the Consolidated Entity which have been recognised on the statement of financial position, other than current investments in shares, is generally the carrying amount, net of any provisions for doubtful debts.

     For off-balance sheet financial instruments, including derivatives, which are deliverable, credit risk also arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. A material exposure arises from foreign exchange contracts and the Consolidated Entity is exposed to loss in the event that counterparties fail to deliver the contracted amount. At 30 June 2002 the following amounts are receivable (Australian dollar equivalents):

	2002	2001
	$000's	$000's

Australian dollars	355,964	232,517

     Commodity contracts — the Consolidated Entity has an exposure to loss in the event counterparties fail to settle on contracts which are favourable to the consolidated Entity. At 30 June 2002, a net unrealised loss on these contracts amounted to $392,995,000 (2001 net unrealised profit of $30,398,000).

     (d)  Net Fair Value of Financial Assets and Liabilities

     (i)  On-Balance Sheet

     The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the Consolidated Entity approximates their carrying amounts.

     The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

     Equity investments traded on organised markets have been valued by reference to market prices prevailing at balance date (refer also to Note 7). For non-traded equity investments, the net fair value is an assessment by the Directors based on the underlying net assets, future maintainable earnings and any special circumstances pertaining to a particular investment (refer also to Note 7).

     (ii)  Off-Balance Sheet

     For foreign exchange contracts and commodity contracts, the net fair value is taken to be the unrealised gain or loss at balance date calculated by reference to the current forward rates for contracts with similar maturity profiles.

     The carrying amounts and net fair values of financial assets and liabilities at balance date are:

	2002		2001

	Carrying	Net Fair	Carrying	Net Fair
	Amount	Value	Amount	Value
	$'000	$'000	$'000	$'000

On-Balance sheet
Financial assets
Cash	47,300	47,300	92,512	92,512
Receivables	58,102	58,102	67,694	67,694
Investments—traded	20,406	33,882	150	2,503

	125,808	139,284	160,356	162,709

Financial liabilities
Payables	46,629	46,629	27,597	27,597
Interest bearing liabilities	241,469	241,469	174,911	174,911

	288,098	288,098	202,508	202,508

Net financial assets/(liabilities)	(162,290)	(148,814)	(42,152)	(39,799)

Off-Balance sheet
Financial assets
Commodity contracts		—		30,398

		—		30,398

Financial liabilities
Commodity contracts		392,995		—
Foreign exchange contracts		47,517		87,292

		440,512		87,292

     Other than those classes of assets and liabilities denoted as “traded”, none of the classes of financial assets and liabilities are readily traded on organised markets in standardised form.

     Reconciliation of Net Financial Assets/(Liabilities) to Net Assets

	2002	2001
	Carrying	Carrying
	Amount	Amount
	$'000	$'000

Net financial assets/(liabilities) per above	(162,290)	(42,152)
Non-financial assets and liabilities
Inventories	88,000	47,479
Property, plant and equipment	959,092	285,227
Other assets	87,799	21,318
Deferred hedge gains/mark to market provision	(225,142)	(10,605)
Provisions	(161,261)	(99,055)

Net assets per statement of financial position	586,198	202,212

Note 31. Commitments

	Consolidated

	2002	2001
	$'000	$'000

Capital expenditure contracted for:
Payable:
Not later than 1 year	—	—
Exploration expenditure committed for(a)
Payable:
Not later than 1 year	19,482	8,294
Later than 1 year but not later than 5 years	58,170	23,178
Later than 5 years	86,071	36,264

	163,723	67,736

(a)	Exploration costs are discretionary. If the costs are not incurred, the effect is that the exploration tenement may be relinquished.

Note 32. Lease Commitments

	Consolidated

	2002	2001
	$'000	$'000

(a) Non-cancelable operating lease rental commitments contracted for but not provided for in payables:
Not later than 1 year	1,282	1,302
Later than 1 year but not later than 5 years	3,096	1,563
Later than 5 years	11	—

	4,389	2,865

     The above lease rental commitment includes a commitment that has been provided for in the Statement of Financial Position to the extent that the sub-letting rental receipts fall short of the lease payments.

	Consolidated

	2002	2001
	$'000	$'000

(b) Commitments in relation to finance leases are payable as follows:
Not later than 1 year
Late than 1 year but not later than 5 years	42	—

Minimum lease payments	42	—
Less: Future finance charges	—	—

Provided for in the financial report	42	—
Representing lease liabilities (Note 16)
— Current	42	—
— Non-current	—	—

	42	—

Note 33. Contingent Liabilities

	Consolidated

	2002	2001
	$'000	$'000

(a) The following contingent liabilities existed at balance date:
— Controlled Entities	26,048	11,868

     (b)  Within the Consolidated Entity, the Parent Entity has assumed responsibility for the control on a centralised basis of Consolidated Entity funds and, in that capacity, has undertaken to use its best endeavours to provide funds to wholly owned Controlled Entities to meet their needs from time to time. In addition the Parent Entity has given guarantees in respect of the debts of certain wholly owned Controlled Entities which are detailed in Note 13. All anticipated losses have been provided for.

     (c)  The Parent Entity and a Controlled Entity have contingent liabilities in respect of termination benefits which may arise pursuant to service agreements entered into with an Executive Director and certain other persons who take part in the management of the Consolidated Entity. The maximum amount of the contingent liability is dependent upon the circumstances in which the employment is terminated. Accordingly no provision has been made in the financial report.

     (d)  A Controlled Entity has contingent liabilities of $204,000 (2001 $326,000) with respect to its interest in a joint venture. Refer Note 25.

     (e)  Companies in the Consolidated Entity are recipients of or defendants in certain claims. In the opinion of Directors all matters are of such a kind, or involve such amounts, as would not have a material effect on the financial position of the Consolidated Entity if disposed of unfavourably, or are at a stage which does not permit a reasonable evaluation of the likely outcome of the matter.

     No material losses are anticipated in respect of any of the above contingent liabilities.

Note 34. Events Occurring After Reporting Date

     (a)  On 27 May 2002 Placer Dome Inc. of Vancouver, Canada made an unsolicited and conditional offer for all the shares in AurionGold Limited, offering 17.5 Placer Dome shares for every 100 AurionGold shares The offer value was increased by 35 cents per share on 28 July 2002 and declared final and unconditional. At the date of this report the offer remains open and acceptances are 31%. Directors have recommended that shareholders reject Placer Dome’s offer.

     (b)  On 22 August 2002, the Company sold its 21% stake in Zimbabwe Platinum Mines Limited, at a price of $1.90 per share, resulting in proceeds before tax of $35.3 million.

     (c)  The Porgera mine in Papua New Guinea suffered over 30 days disruption to its power supply and to road access during the national elections in PNG. The operation has not recommenced production at the date of this report.

Note 35. Segmental Analysis

	Consolidated

	2002	2001
	$'000	$000

Primary reporting—Business segments
The Consolidated Entity operates exclusively in the Business Segment of gold mining and exploration
Secondary reporting—Geographical
Sales to external customers:
Other overseas	876	—
Asia Pacific	475,338	355,370

	476,214	355,370

Segment assets:
Other overseas	1,628	—
Asia Pacific	1,259,071	514,380

	1,260,699	514,380

Note 36. Related Party Transactions

     (a)  Directors

     The names of the persons who were Directors of the Parent Entity at any time during the year are:

T.B. Burgess P.W. Cassidy G.J.S. Govett	M. Hellicar G.A. Lloyd L.T. MacAlister	J.T. Shaw J.B. Studdy R.F.E. Warburton

     (b)  Remuneration, Retirement Benefits and Service Agreements

     Information on remuneration and retirement benefits of Directors and service agreements with directors is disclosed in Note 26.

     (c)  Controlling Entities

     The Ultimate Controlling Entity in the wholly owned group is AurionGold Limited a company incorporated in Australia.

     (d)  Transactions of Directors and director-Related Entities Concerning Shares

     The aggregate number of ordinary shares held directly, indirectly or beneficially by Directors at the end of the year was 558,487 (2001—40,558).

     (e)  Other Transactions with Directors and director-Related Entities

     During the current financial year, $57,954 (2001—$48,097) was paid (or is payable) to Mineral Resource Strategies for consulting fees. G.A. Lloyd, a Director of AurionGold, has an interest in Mineral Resource Strategies. Certain Directors of the Parent Entity are also directors of other public companies. From time to time the Consolidated Entity purchases goods and/or services from these companies under normal commercial terms and conditions. These transactions are considered trivial in nature and amount.

     (f)  Wholly Owned Group and Other Related Parties

			Consolidated		Parent Entity

			2002	2001	2002	2001
		Notes	$'000	$'000	$'000	$'000

(i)	Interest revenue
	Wholly owned Controlled Entities		—	—	11,410	3,951
	Controlled Entity		—	—	—	—

			—	—	11,410	3,951
(ii)	Dividend revenue
	Wholly owned Controlled Entities		—	—	121,432	42,730
(iii)	Non-current receivables
	Wholly owned Controlled Entities	6	—	—	349,991	158,632
(iv)	Non-current payables/borrowings
	Commonly Controlled Entities	15	—	—	3,414	49,715
(v)	Information relating to the investment in Controlled Entities is set out in Note 13.

     (g)  Ownership Interests in Related Parties

     Joint Ventures: Information relating to venture interests is set out in Note 25.

     (h)  Directors share dealings

     Directors shareholdings as at 30 June are as follows:

			Delta Shares
	Opening		Converted to		Closing
	Balance		AurionGold		Balance
	1.7.2001	Purchases	Shares	Sales	30.6.2002

T B Burgess	—	17,624	439,795	—	457,419
P W Cassidy	5,336	—	—	—	5,336
G J S Govett	—	—	53,617	—	53,617
M Hellicar	4,200	2,433	—	—	6,633
G A Lloyd	4,022	—	—	—	4,022
L T MacAlister	—	—	—	—	—
J T Shaw	—	—	935	—	935
R F E Warburton	27,000	3,525	—	—	30,525

     (i)  Directors option dealings

     Directors optionholdings as at 30 June are as follows:

			Opening			Closing
	Exercise	Expiry	Balance			Balance
	Price	Date	1.7.2001	Issues	Exercised	30.6.2002

P W Cassidy	$1.11	01.11.2009	550,000	—	—	550,000
P W Cassidy	$1.61	01.11.2010	550,000	—	—	550,000
P W Cassidy	$2.36	31.10.2011	—	550,000	—	550,000
T B Burgess	$2.95	19.02.2012	—	600,000	—	600,000

Note 37. Statements of Cash Flows

(a) Reconciliation of Cash Flow from Operating Activities to Operating Profit/(Loss) After Tax

	Consolidated		Parent Entity

	2002	2001	2002	2001
	$'000	$'000	$'000	$'000

Net cash flow from operating activities	136,347	117,992	137,711	44,301
Depreciation and amortisation	(96,430)	(73,873)	—	—
Capitalised exploration written off	(4,446)	(11,035)	—	—
Exploration expensed as incurred	(21,938)	(13,626)	—	—
Write down of inventories	2,830	(5,079)	—	—
(Write down)/write back of investments	492	—		—
Provision for inventory obsolescence	(434)	(172)	—	—
Provision for receivables from Controlled Entities	—	—	(13,170)	—
Net profit/(loss) on sale of non-current assets	1,559	3,398	—	—
Sale of 5% interest in the Porgera Joint Venture	—	6,582	—	5,999
Exchange variations	4,639	(104)	20,682	(26,627)
Change in operating assets and liabilities, net of effects from purchase and sale of Controlled Entities:
Increase/(Decrease) in other operating assets	(1,878)	6,979	465	(17)
Increase/(Decrease) in inventories	27,407	9,341	—	—
Increase/(Decrease) in future income tax benefits	(21,727)	6,823	(13,290)	8,675
Decrease/(Increase) in payables	23,404	(541)	6,703	(2,705)
Decrease/(Increase) in provision for income tax	3,853	(6,555)	2,618	(2,209)
Decrease/(Increase) in provision for deferred tax	16,745	5,009	—	—
Decrease/(Increase) in other provisions	(7,176)	2,571	(4)	(26)

Operating Profit/(Loss) After Tax	63,247	47,710	141,715	27,391

(b) Non-cash Financing and Investing Activities

     There were no material financing or investing activities during the current year which did not involve cash, other than the acquisition of Delta Gold Limited as detailed in Note 13.

AURIONGOLD LIMITED

DIRECTORS’ DECLARATION

The Directors declare that the financial statements and notes set out on pages 2 to 44:

     (a)  comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

     (b)  give a true and fair view of the Company’s and Consolidated Entity’s financial position as at 30 June 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

In the Directors’ opinion:

     (a)  the financial statements and notes are in accordance with the Corporations Act 2001; and

     (b)  there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

     (c)  at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Groups identified in Note 13 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 13.

This declaration is made in accordance with a resolution of the Directors.

R.F.E. WARBURTON Director

T.B. BURGESS Director

Sydney
27 August 2002

AURIONGOLD LIMITED

Independent Audit Report to the Members

Audit Opinion

     In our opinion, the financial report, set our on pages 2 to 45:

•	presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of AurionGold Limited and the AurionGold Group (defined below) as at 30 June 2002 and of their performance for the year ended on that date

•	is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.

     This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

     The financial report—responsibility and content

     The preparation of the financial report for the year ended 30 June 2002 is the responsibility of the directors of AurionGold Limited. It includes the financial statements for AurionGold Limited (the Company) and for the AurionGold Group (the Group), which incorporates AurionGold Limited and the entities it controlled during the year ended 30 June 2002.

     The auditor’s role and work

     We conducted an independent audit of the financial report in order to express an opinion on it to the members of the Company. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the directors or management.

     In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards and other mandatory reporting requirements in Australia, and the Corporations Regulations 2001, which is consistent with our understanding of the Company’s and the Group’s financial position, and their performance as represented by the results of their operations and cash flows.

     The procedures included:

•	selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence

•	evaluating the accounting policies applied and significant accounting estimates made by the directors in their preparation of the financial report

•	obtaining written confirmation regarding material representations made to us in connection with the audit

•	reviewing the overall presentation of information in the financial report.

     Our audit opinion was formed on the basis of these procedures.

Independence

     As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

     In addition to our statutory audit work, we were engaged to undertake other services for the Group. These services are disclosed in note 28 to the financial statements. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

G.M. Cottrell Partner

Sydney
27 August 2002

REPORT ON ACTIVITIES
For the Quarter Ended 30 September 2002
(All financial numbers are in Australian dollars unless otherwise stated)

AURIONGOLD PRODUCED 237,479 OUNCES
DESPITE PORGERA’S REDUCED PRODUCTION

     Subsequent to the quarter’s end, the Board of AurionGold revised its recommendation in relation to the Placer Dome takeover offer. Each of the Directors recommends that shareholders, having regard to their individual circumstances, either accept Placer’s Offer or sell their shares on market while the Offer remains open. In addition, Directors have declared a fully franked special dividend of 10 cents per share.

     A letter was sent to shareholders on 17 October dealing with these matters.

     Summary of activities for the quarter:

•	AurionGold achieved attributable gold production of 237,479 ounces despite significant interruptions to operations at Porgera and unscheduled maintenance shutdowns at other operations. All sites are now operating normally.

•	As a result of the interruptions and shutdowns, costs were higher than normal with the quarterly cash cost at $359/oz and total cost at $491/oz.

•	Porgera’s operations were suspended from 16 July following vandalism to the power line from the Hides power station. Power was restored to site on 9 October and operations have resumed with above average grade ore being treated.

•	Henty achieved a record quarterly mill throughput equivalent to more than 280,000 tonnes annually.

•	Exploration has identified a previously unknown vein at Wattlebird, near Paddington, with an intercept of 3 metres at 20.9g/t gold.

•	An intercept into the White Feather quartz reef, adjacent to Kanowna Belle, has returned 3 metres at 70g/t gold.

•	AurionGold achieved an unaudited after-tax profit of $24 million for the quarter. The effects of the interruptions at Porgera and other non-recurring expenses were offset by the divestment of the non-core Zimplats shareholding.

Terry Burgess Managing Director and CEO

30 October 2002

AurionGold Limited (ABN 60 008 560 978)	Shareholder Enquiries:

Level 16, 99 Walker Street,
North Sydney NSW 2060 Australia
PO Box 898 North Sydney NSW 2059 Australia
Telephone: 61 2 9903 4000
Facsimile: 61 2 9959 4111
E-mail: info@auriongold.com.au
Web site: www.auriongold.com.au
ASX Perpetual Registrars Limited Level 8, 580 George Street, Sydney NSW 2000 Australia Locked Bag A14, Sydney South NSW 1232 Australia Telephone: 61 2 8280 7111 Facsimile: 61 2 9261 8489

PRODUCTION AND SALES SUMMARY

Quarter Ended September 2002

	Ore	Ore	Head	Mill	Gold	Cash	Total	Gold
	Mined	Treated	Grade	Recovery	Poured	Cost(3)	Cost(4)	Sales
	(tonnes)	(tonnes)	(g/t)	(%)	(ounces)	($/ounce)	($/ounce)	(ounces)

Direct Interests(1)
Henty (100%)	63,558	70,627	8.5	94	18,529	379	478
AurionGold Share(2)					17,603	399	503	17,603
Kanowna Belle	286,368	442,654	4.7	88	60,914	329	498	61,064
Kundana	233,818	128,356	6.5	95	24,920	308	482	24,920
Paddington	444,949	700,767	3.4	96	71,480	474 (6)	556	71,480
Joint Ventures(1)
Granny Smith	923,317	992,527	3.8	91	122,733
(100%) AurionGold Share(5)					49,093	253	385	49,330
Porgera (100%)	706,213	175,232	5.6	86	53,875
AurionGold Share(5)					13,469	323 (7)	497	17,049

Total AurionGold(8)					237,479	359	491	241,446

(1)	100% basis for Kanowna Belle, Kundana and Paddington. 40% basis for Granny Smith and 25% basis for Porgera.

(2)	Henty production is subject to gross metal royalty of between 1% and 10%.

(3)	AurionGold uses the Gold Institute standard for reporting unit costs. Cash Cost includes all direct expenditure associated with mining and treatment operations, net of by-product (silver) credits. It includes non-capitalised mine development, operational waste removal, royalty, smelting, refining and transportation, and is adjusted for costs attributed to inventory changes.

(4)	Total Cost is Cash Cost plus depreciation/amortisation charges and mine closure/restoration provisions.

(5)	Granny Smith and Porgera Total and Cash Costs are reported from the AurionGold perspective using the Gold Institute standard.

(6)	Paddington’s unit costs have been adjusted by excluding $3.9 million related to residual deferred waste and amortisation expenses associated with the early closure of the Suva pit. The full costs are included in the EBIT result for Paddington shown in the Simplified Financial Statements.

(7)	Porgera’s unit costs have been adjusted for abnormal costs associated with the enforced shutdown of the operation during the quarter. In total, US$3.75 million (AurionGold share), being approximately A$6.9 million, has been excluded. The full costs are included in the EBIT result for Porgera shown in the Simplified Financial Statements.

(8)	Excluded from the above statistics are 258 ounces produced at Eureka, Zimbabwe.

OPERATIONS

     During the quarter the Group incurred eleven lost time injuries, of which eight were at Porgera. There were no significant environmental incidents.

     Total attributable production was 237,479 ounces at a cash cost of $359/oz.

Granny Smith JV (40% interest)

     Granny Smith produced 122,733 ounces (attributable share 49,093 ounces) at a cash cost of $253/oz and a total cost of $385/oz.

     Mining from Wallaby produced 923,317 tonnes at 4.0g/t gold, as well as 118,508 tonnes of lower grade material at 1.2g/t gold. Waste removal amounted to 6.4 million tonnes. Mining was affected by wet clays encountered in Stage 2 of the pit during the latter part of the quarter. A contractor has been retained to increase haulage of ore from Wallaby to the Granny Smith mill.

     Treatment was 992,527 tonnes at 3.8g/t gold and 91% gold recovery. This throughput was achieved despite downtime in September for unplanned maintenance on the SAG mill and a scheduled ball mill reline. Throughput and gold recovery continue to benefit from softer ore types being treated, although greater quantities of harder ore are being encountered.

     The diamond drilling to test the proposed access decline location for the Wallaby underground mine continued. The drilling was extended into the northwest section of Wallaby Zone 60 to infill the previous 50 metres spacing to 25 metres. Intersections have been generally consistent with the previous drilling, indicating continuity within the ore zone. Results include:

     16 metres at 7.8g/t Au from 315 metres and

     6 metres at 10.7g/t Au from 337 metres,

     21 metres at 6.2g/t Au from 321 metres,

     14 metres at 6.5g/t Au from 328 metres,

     23 metres at 6.0g/t Au from 324 metres.

Henty (100% interest, 90% to 99% revenue share)

     Henty produced 18,529 ounces (attributable share 17,603 ounces) at a cash cost of $379/oz ($399/oz attributable) and a total cost of $478/oz ($503/oz attributable).

     Record quarterly mill throughput of 70,627 tonnes at 8.5g/t gold was equivalent to an annualised throughput of approximately 280,000 tonnes. Gold recovery was 94%.

     Mining during the quarter produced 63,558 tonnes at 8.1g/t gold and comprised a mixture of material from Mount Julia and the remnant areas in the northern section of the mine. Ground conditions in these areas required extensive support to be installed, which led to increased costs and reduced ore extraction rates.

     The second Mount Julia ventilation rise was completed and a new exhaust fan installed, allowing development of the Mount Julia Decline to recommence. The decline will provide exploration and production access to Darwin South. Continuation of exploration drilling to extend the Darwin South resource will recommence in early 2003 after suitable drill access points are developed.

Kanowna Belle

     Kanowna Belle produced 60,914 ounces at a cash cost of $329/oz and a total cost of $498/oz.

     Ore production was 286,368 tonnes at 6.0g/t gold. The trucking loop is working as designed with full efficiency yet to be achieved because of a program of commissioning the new truck fleet and training operators.

     Treatment was 442,654 tonnes at 4.7g/t gold, with a gold recovery of 88%. Ore treated, in excess of that mined, has been drawn from medium grade stockpiles. Treatment for the quarter was affected by electrical maintenance requirements and a shutdown to reline the SAG mill.

     Exploration drilling to the east and at depth continues to extend the known resource at attractive grades. Drilling is continuing and a re-estimate of resources is expected to begin during the December quarter.

Kundana

     AurionGold’s share of production from the Kundana processing plant was 24,920 ounces at a cash cost of $308/oz and a total cost of $482/oz. This comprises gold produced from wholly-owned Kundana ore (15,388 ounces) and from AurionGold’s share of East Kundana Joint Venture (EKJV, AurionGold 51%) ore (9,532 ounces). The processing plant treated 128,356 tonnes at 6.5g/t gold on behalf of AurionGold. This was less than expected as a result of an unplanned maintenance shutdown. For half of the September quarter, the Kundana plant was dedicated to treating ore from the EKJV with 41,915 tonnes at 7.3g/t gold treated on behalf of the other EKJV partners. During this period, ore produced from the 100%-owned AurionGold Kundana mines was processed at Paddington.

     Underground mining produced 57,119 tonnes at 12.2g/t gold. Ore was sourced 80% from Barkers and 20% from Strzelecki. Open pit mining produced 103,913 tonnes of ore grading 4.5g/t gold, which includes ore from Pope John and Raleigh North.

     On the EKJV tenements, 104,321 tonnes at 8.7g/t gold were mined from Raleigh and 39,047 tonnes at 4.8g/t gold were mined from Rubicon. The Raleigh orebody has been performing better than predicted with large quantities of significant gold mineralisation being encountered in spur veins adjacent to the main vein, more than doubling the mining width in these areas. Although grades in the spur veins are not as high as in the Raleigh vein, there has been a 50% increase in contained gold over the Ore Reserve recovered from the open pit to date.

Paddington

     Paddington produced 71,480 ounces at a cash cost of $474/oz and a total cost of $556/oz. The Paddington plant treated 700,767 tonnes at 3.4g/t gold and 96% gold recovery. Ore transported from Kundana was processed at Paddington during times when the Kundana plant was dedicated to the treatment of EKJV ore.

     Mining activity continued at Quarters, Paradigm and White Foil (Mungari West JV, AurionGold 49%). Underground ore production from Quarters was 115,355 tonnes at 6.2g/t gold. Total open pit production was 329,594 tonnes at 2.9g/t gold, including AurionGold’s share of White Foil production which was 189,037 tonnes at 2.5g/t gold. In September, orebody access was achieved at the new Bullant underground mine and initial ore production is expected in October. During the quarter, the Suva open pit was closed some two months earlier than planned as a result of lower grades than anticipated being encountered at the base of the pit.

     Throughput and costs were affected by an extended commissioning period for the new pebble crushing circuit and unscheduled maintenance on the SAG mill. In addition, there have been increased costs associated with mining at both Paradigm and White Foil, as well as $3.9 million in residual deferred waste and capitalised costs being brought to account because of the early closure of the Suva pit.

Porgera JV (25% interest)

     Many power poles have been damaged in locations 30 to 50 kilometres southwest of Porgera on the power line that connects Porgera to the Hides power station. This election-related vandalism has been carried out by people who live in isolated communities in the Southern Highlands Province and has disrupted power supply to Porgera almost continuously since 16 July. The vandalism is a response to issues such as poor levels of law and order locally, lack of government services and poor road access. A Ministerial steering group of the new Papua New Guinea Government is concentrating its efforts on working with the local communities to find ways to end the vandalism.

     Repairs to the power line were continued throughout the quarter with progress affected by adverse weather conditions and access limitations. Electrical power was restored to the mine on 9 October and normal operations have now resumed with above average grade ore being treated.

     Following the interruption to power supply, open cut mining was continued despite the cessation of treatment until 28 August when it was suspended and more than 850 employees were laid off temporarily. Following the restoration of power, mining operations restarted in late October and are expected to be at full scale by the end of November.

     Porgera produced 53,875 ounces in the quarter (attributable share 13,469 ounces) at a cash cost to AurionGold of $323/oz and a total cost of $497/oz. Porgera JV costs totalling approximately US$15 million for the quarter have been excluded from unit cost calculations as they are associated with the temporary closure of the operation or repairs to the power line and have been identified as abnormal. AurionGold’s share of these costs was US$3.75 million, being approximately A$6.9 million. The joint venture is pursuing insurance recovery of these costs.

     Mill throughput was 175,232 tonnes at 5.6g/t gold with an overall gold recovery of 86%.

     Mining in the underground mine continued throughout the quarter despite disruptions from the loss of power as sufficient on-site generation capacity was available to maintain activity at reduced rates. In total, 1,399 metres of tunnel development were completed and first ore production was achieved in the Eastern Deeps orebody. Total ore production was 32,985 tonnes at 14.7g/t gold.

     Underground drilling continues to identify minor extensions to the known resources.

     The interruption to operations has reduced the joint venture’s forecast production for the 2002 calendar year by 120,000 ounces of gold to 560,000 ounces.

EXPLORATION

     Exploration expenditure on off-mine lease activities was $6.9 million. Mine site exploration expenditure was $3.2 million.

Kalgoorlie, WA

     Diamond drilling at the old Wattlebird open pit mine near Paddington encountered visible gold in brittle quartz veins. Results include 15 metres at 3.5g/t gold, 10 metres at 3.4g/t gold and 14 metres at 3.4g/t gold from the main Wattlebird brittle quartz vein system and 3 metres at 20.9g/t gold from a previously unknown vein immediately to the west. This vein, now called BMJ lode, is dominated by visible gold and biotite alteration in a shear zone similar to those being developed at Bullant, 800 metres along strike to the southeast, and is the first strong biotite alteration in a shear zone identified outside of the Bullant shear. A second intersection 70 metres down-dip assayed 6.1g/t gold over 2 metres and demonstrates the continuity of the structure. Similar biotite alteration has been identified in another hole 80 metres to the north which assayed 4.5g/t gold over 3 metres. Drilling is continuing to test for continuity of the structures between Wattlebird and Bullant.

     East of the Kanowna Belle mine at the White Feather Reward prospect, diamond drilling is in progress to test the White Feather high-grade quartz reef. The initial hole intercepted 3 metres at 70g/t gold with two subsequent holes intersecting 0.2 metres and 4.0 metres of quartz reef. Assay results are yet to be received.

     At the KSP project (AurionGold earning 65%), 100 kilometres east of Kalgoorlie, results were received from a program of RAB and aircore drilling to test three conceptual targets associated with magnetic highs. One of these targets, Lucky Bay, returned a highly significant intercept of 13 metres at 6.2g/t gold between 17 and 30 metres in weathered, veined shale. Follow-up aircore drilling, 20 metres to the east, returned results of 24 metres at 13.8g/t gold from 16 metres within upper saprolite after shale. Further aircore drilling indicated a compact high-grade supergene pod of mineralisation with results of 18 metres at 4.9g/t gold and 20 metres at 9.9g/t gold. A diamond drill hole is planned to gain an understanding of the controls on mineralisation.

Laverton Region, WA

     Several drill programs have been conducted at the Granny Smith Extended JV (AurionGold 40%) and drill results are awaited. These include aircore drilling at the Pendragon prospect on Lake Carey, RC drilling at Blindside and also drilling at several Wilga Dam targets.

     In the Laverton Exploration JV (AurionGold 50%), follow-up diamond drilling of high-grade results recently reported from the Whisper deposit on the Chatterbox Shear Zone was completed over a strike length of 170 metres. Results to date have been variable, and confirm that subtle controls on mineralisation are still to be fully understood.

     Elsewhere in the Laverton Region, encouraging aircore drilling assay results, including 21 metres at 2.6g/t gold from 72 metres, were returned at the Murrin Murrin East JV (AurionGold earning 60% from Jubilee Mines NL). A coherent bedrock-supergene anomaly with grades greater than 1g/t gold has been defined for over 750 metres.

East Lachlan Fold Belt, NSW

     At the Imola prospect, three additional diamond holes were completed into the altered and mineralised volcanic-intrusive breccia complex. Minor hydrothermal breccia with weaker gold mineralisation was intersected.

     At Blayney, a diamond hole drilled into the Hillcrest IP anomaly intersected weak copper mineralisation with alteration typical of the distal portions of the Cadia gold-copper system. A second follow-up diamond hole is planned.

FINANCE

Unaudited Financial Results

     Unaudited Financial Performance, Financial Position and Cash Flow tables are presented on the following page.

     The financial results for the quarter were affected by a number of non-recurring items. Interruptions to the power supply at Porgera restricted production to only 18 days for the quarter, adversely affecting profit and cash flow.

     Paddington’s performance was affected by higher mining costs, an extended commissioning period for the newly installed pebble crusher and the expensing of development costs following the early completion of mining at the Suva pit. Corporate expenses include costs associated with the Placer Dome takeover offer. These factors were offset by the $17 million profit arising on disposal of shares in Zimplats that is disclosed under “Other Income”.

Simplified Financial Performance & Cash Flow

	3 months	3 months
	Sep 02	Jun 02
Financial Performance	$M	$M

Sales Revenue	150	166
EBIT Contribution
Porgera	3	14
Henty	1	2
Paddington	(2)	6
Kundana	3	2
Kanowna Belle	7	7
Granny Smith	11	15
Other Mining	(1)	—
Exploration & Evaluation	(5)	(12)
Net Interest	(3)	(2)
Other Corporate and FX	(5)	(5)
Other Income	17	—
Profit Before Tax	26	27
Tax Expense	(2)	(6)
Profit After Tax	24	21
Cash Flows
Net Operations	39	75
Net Capital Expenditure	(25)	(36)
Exploration	(10)	(23)
Proceeds from Investments	35	5
Tax, Interest and Other	(9)	(6)
Dividends	(31)	—
Net Increase/(Decrease)	(1)	15
Cash at Period Start	47	32
Cash at Period End	46	47

Simplified Financial Position

	Sep 02	Jun 02
Financial Position	$M	$M

Cash	46	47
Receivables	75	68
Inventories	93	88
Property, Plant, Equipment	575	590
Capitalised Exploration	385	369
Other	75	99
Total Assets	1,249	1,261
Creditors & Provisions	383	434
Borrowings	248	241
Total Liabilities	631	675
Net Assets	618	586
Share Capital	453	453
Reserves	(97)	(105)
Retained Profits	262	238
Total Shareholder Equity	618	586

Attributable Production Cost

	September	June 02	Year
	02 Quarter	Quarter	01/02
	$/oz	$/oz	$/oz

Site Costs (excluding rehab.)	338*	319	320
Realisation	1	1	2
Inventory Movement	(2)	(35)	(29)
By-product Revenue	(2)	(1)	(1)
Royalty	19	19	21
Other	5	(1)	3

Unit Cash Cost	359	302	316

plus
Mine Closure/Other	7	6	2
Depreciation	91	85	87
Amortisation	34	33	28

Unit Total Cost	491	426	433

*	excludes abnormal costs at Porgera associated with powerline vandalism and residual deferred waste expense at Paddington following the closure of Suva pit.

Hedging

     The average gold price received by AurionGold for the September quarter was $621/oz which compares favourably with an average daily spot price of $574/oz for the quarter. AurionGold is an active manager of its exposure to the gold price and has consistently outperformed the spot market for the last 29 consecutive quarters as illustrated on the accompanying chart.

     Gold hedge positions extend to 2011/12 and amount to 5.88 million ounces; 59% of the positions are purchased put options. The aggregate of firm and contingent committed ounces is 5.75 million ounces and represents 76% of group Ore Reserves and 23% of group Mineral Resources. All committed ounces are denominated in A$ terms reflecting AurionGold’s substantially A$ cost base. AurionGold is actively working towards reducing the level of committed ounces as a proportion of Ore Reserves and is ensuring, on a rolling 12 month basis, that commitments are not more than 50% of forecast production.

     Foreign exchange hedge positions relate to the AurionGold Group’s US$/A$ exposure. Hedges include forwards of US$37.8 million at an average exchange rate of A$1=US$0.5870 and bought A$ call options of US$191.3 million at an average exchange rate of A$1=US$0.6658. The purchase of the A$ call options was funded through the sale of A$ put options which, at the end of September 2002, totalled US$186.3 million at an average exchange rate of A$1=US$0.6280.

     The most recent mark to market valuation of the hedge book was completed on 30 September 2002, based on a gold price of US$323.70 per ounce and an exchange rate of A$1=US$0.5442, equivalent to A$594.82/oz. The valuation of the gold hedge book was negative $482.9 million while the valuation of the foreign exchange hedge book was negative $65.1 million. The valuation is not an estimate of future hedging results as this will depend on market conditions at the time including the prevailing spot US$ gold price, the spot US$/A$ exchange rate, US$ and A$ interest rates and gold lease rates. Following the merger between Delta Gold Limited and Goldfields Limited in December 2001, a provision was made for the mark to market valuation of the Delta hedge book. The provision stands at $220.1 million at 30 September 2002 and will be released to profit as the underlying hedge positions are delivered over the coming years.

     Further details on the Group’s hedging positions are presented in the following tables.

Gold Hedging Disclosure—30 September 2002

		9 months
		2002/03	2003/04	2004/05	2005/06	2006/07	Balance	Total

Forward Sales
A$ Denominated(1)	'000 oz	94	92	119	166	129	232	832
ENRP(2)	A$/oz	560	550	566	583	584	649	593
US$ Denominated	'000 oz	—	—	—	—	—	—	—
ENRP	US$/oz	—	—	—	—	—	—	—
Put Options Purchased
A$ Denominated	'000 oz	316	347	287	344	303	894	2,491
ENRP Minimum	A$/oz	531	536	568	580	584	598	573
US$ Denominated	'000 oz	90	120	120	170	170	290	960
ENRP Minimum	US$/oz	424	426	436	406	414	463	433
Convertible Put Options
A$ Denominated(3)	'000 oz	113	192	266	254	306	471	1,602
ENRP Minimum	A$/oz	521	525	537	562	597	646	582
US$ Denominated	'000 oz	—	—	—	—	—	—	—
ENRP Minimum	US$/oz	—	—	—	—	—	—	—

Hedging by Period	'000 oz	613	751	792	934	908	1,887	5,885

Contingent Forward Sales
A$ Denominated(4)	'000 oz	42	66	67	65	53	215	508
ENRP	A$/oz	555	548	554	549	560	634	587
US$ Denominated	'000 oz	—	—	—	—	—	—	—
ENRP	US$/oz	—	—	—	—	—	—	—
Call Options Sold
A$ Denominated	'000 oz	79	82	72	61	80	130	504
Strike Price	A$/oz	580	528	551	573	582	635	581
US$ Denominated	'000 oz	—	—	—	—	—	—	—
Strike Price	US$/oz	—	—	—	—	—	—	—
Contingent Call Options Sold
A$ Denominated(5)	'000 oz	82	235	451	444	251	839	2,302
Strike Price	A$/oz	540	549	541	553	575	594	567
US$ Denominated	'000 oz	—	—	—	—	—	—	—
Strike Price	US$/oz	—	—	—	—	—	—	—

Firm Committed by Period	'000 oz	173	174	191	227	209	362	1,336

Contingent Committed by Period	'000 oz	237	493	784	763	610	1,525	4,412

Total Hedged	'000 oz	5,885
% of Reserves(6)		78		% of Resources(6)		24
Total Firm Committed	’000 oz	1,336
% of Reserves(6)		18		% of Resources(6)		5
Total Contingent Committed	’000 oz	4,412
% of Reserves(6)		58		% of Resources(6)		18

Deferred Income(7)	$ M	1.2	—	—	—	—	—	1.2

Hedge Provision(8)	$ M	5.9	12.0	26.4	39.2	32.1	104.5	220.1

Notes Accompanying Gold Hedging Disclosure:

(1)	A$ Forward Sales include 19,000 oz of spot deferred positions in 2002/03.

(2)	ENRP (Estimated Net Realisable Price) is after making adequate allowance for gold lease fees.

(3)	A$ Convertible Put Options may convert to Forwards (at the same price) if spot gold exceeds certain spot levels in the future (ranging from A$540/oz to A$740/oz) within certain specified time frames.

(footnotes on next page)

(4)	A$ Contingent Forward Sales have embedded knock-in or knock-out features and are not a commitment unless spot gold trades continuously above certain levels in the future. Knock-ins range from A$552/oz to A$725/oz and knockouts range from A$500/oz to A$610/oz.

(5)	A$ Contingent Call Options Sold are path dependent options which have either knock-in and/or knock-out features. Knock-ins range from A$520/oz to A$633/oz and knock-outs range from A$430/oz to A$585/oz.

(6)	Mineral Resources and Ore Reserves are as at 30 June 2002.

(7)	Amounts from prior hedge close-outs to be brought to revenue in future periods.

(8)	Provision against Delta Gold Limited’s hedge book, at acquisition, to be brought to revenue in future periods.

(9)	The mark to market valuation of the gold hedge book at 30 September 2002 was negative $482.9 million (at a gold price of US$323.70/oz and A$594.82/oz).

(10)	The Company’s treasury facilities do not allow its counterparties to make margin calls in times of higher spot gold prices.

Foreign Exchange Hedging Disclosure—30 September 2002

		9 months
		2002/03	2003/04	2004/05	2005/06	2006/07	Balance	Total

Forward Sales
Principal	US$M	22.1	8.1	7.6	—	—	—	37.8
Rate	A$/US$	0.5905	0.5820	0.5820	—	—	—	0.5870
Bought A$ Calls
Principal	US$M	29.5	37.0	45.0	47.8	23.0	9.0	191.3
Strike Price	A$/US$	0.7009	0.6882	0.6740	0.6403	0.6460	0.6219	0.6658
Sold A$ Puts(1)
Principal	US$M	29.5	32.0	45.0	47.8	23.0	9.0	186.3
Strike Price	A$/US$	0.6072	0.6673	0.6474	0.6068	0.6124	0.6311	0.6280

Notes Accompanying Foreign Exchange Hedging Disclosure:

(1)	Sold A$ Put Options are inclusive of US$134.8 million of path dependent options which have either a knock-in and/or a knock-out feature. Knock-in barriers are attached to US$44.0 million of the Sold A$ Puts (the A$ has to trade below certain spot levels in the future within certain specified time frames for the put to be activated). Knock-out barriers are attached to US$112.3 million of the Sold A$ Puts (if the A$ appreciates above certain spot levels in the future these put options will be extinguished and the Company will have no further obligations in relation to them).

(2)	The mark to market valuation of the foreign exchange hedge book at 30 September 2002 was negative $65.1 million (at a period-end exchange rate of A$1=US$0.5442).

CORPORATE

     The Board of AurionGold has revised its recommendation in relation to the takeover offer made by Placer Dome Inc. AurionGold’s Directors had previously recommended that shareholders reject Placer’s Offer after considering a number of factors which are set out in the Target’s Statement. During the course of the Offer, the Directors have pursued a number of initiatives to improve shareholder value including seeking rival bids and exploring alternative transactions with third parties, including Placer. These initiatives have not been successful and, given Placer’s current ownership level, it is unlikely that any such initiatives would be successful in the future. The Directors now believe it is no longer in the best interests of AurionGold shareholders to reject the Placer Offer. Each of the Directors of AurionGold recommends that shareholders, having regard to their individual circumstances, either accept Placer’s Offer or sell their shares on market while the Offer remains open.

     In addition, the Board has declared a fully franked 10 cent per share special dividend related to the proceeds received from sales of non-core assets. The dividend will be paid to AurionGold shareholders on record at the close of trading on 24 October 2002 and the payment date will be 4 November 2002.

     On 16 October, the Board invited four Placer nominees to join the AurionGold Board with immediate effect. The new Directors are David Karpin, Arthur Hood, Bob Humphris and Pat Sankey.

     The Annual General Meeting of the Company will be held on 30 October. Four existing Non-Executive Directors have indicated their intention to resign following the Annual General Meeting. In addition, Terry Burgess has indicated his intention to resign as Managing Director and CEO following that meeting. He will be replaced by Pat Sankey.

     During the quarter, AurionGold sold its 21% stake in Zimbabwe Platinum Mines Limited (“Zimplats”) at a price of A$1.90 per share, resulting in proceeds before tax of A$35 million and a contribution to profit of $17 million.

CORPORATE INFORMATION

Directors:
Dick Warburton	Chairman
Terry Burgess	MD & CEO
Peter Cassidy	Non-Executive Director
Gerry Govett	Non-Executive Director
Meredith Hellicar	Non-Executive Director
Arthur Hood	Non-Executive Director
Bob Humphris	Non-Executive Director
David Karpin	Non-Executive Director
George Lloyd	Non-Executive Director
Lindsay MacAlister	Non-Executive Director
Pat Sankey	Non-Executive Director
John Shaw	Non-Executive Director

Senior Group Management:

Terry Burgess	MD & CEO
Michael Davies	GM Kalgoorlie Support
Robert Dougall	GM Treasury & Risk Management
Brad Gordon	GM Kalgoorlie West
Niall Lenahan	Chief Financial Officer
Andrew Munckton	GM Kalgoorlie East
Louis Rozman	Chief Operations Officer
Graeme Sloan	GM Henty
Ken Taylor	GM Human Resources
Rob Taylor	GM Exploration
Marcus Tomkinson	GM Project Generation
Mark Wheatley	GM Corporate Development

Company Secretary:
Niall Lenahan

Issued Capital:

At 30 October 2002, the issued capital of the Company was 444,389,132 fully paid ordinary shares.

Options Over Ordinary Shares:

Offers of options have been made to executives under the AurionGold Share Option Plan. Options outstanding as at 30 October 2002:

Quantity	Exercise Price	Expiry

644,000	$1.11	1/11/2009
912,000	$1.61	1/11/2010
1,165,000	$2.36	31/10/2011
1,300,000	$2.36	18/02/2012

The Plan has strict performance criteria and, as at 30 October 2002, 510,000 options have vested and remain to be exercised.

Principal Office:

Level 16
99 Walker Street
North Sydney NSW 2060
PO Box 898
North Sydney NSW 2059
Tel: (02) 9903 4000
Fax: (02) 9959 4111
Email info@auriongold.com.au

Stock Exchange Listing:

Australian Stock Exchange
Home Exchange—Sydney NSW
The Company’s ASX code is “AOR”

Shareholder Enquiries:

Enquiries regarding shareholdings should be directed to the Share Registry:

ASX Perpetual Registrars Limited
Level 8
580 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1232
Tel: (02) 8280 7111
Fax: (02) 9261 8489

Web Site:
http://www.auriongold.com.au

     In this report “AurionGold” is used to refer to AurionGold Limited. All $ figures are Australian dollars unless otherwise shown. Total cash costs and total production costs are calculated in accordance with the Gold Institute Standard.

     Aspects of this report that relate to Mineral Resources or Ore Reserves are based on information compiled by persons who:

•	are Fellows or Members of the Australasian Institute of Mining and Metallurgy and/or the Australian Institute of Geoscientists, and

•	are full-time employees of AurionGold or joint venture organisations (unless otherwise noted), and

•	have sufficient relevant experience of the activity undertaken and of the mineralisation style and type of deposit described.

     They qualify as Competent Persons as defined in the 1999 Edition of the “Australasian Code for the Reporting of Resources and Reserves”, and have consented to the inclusion in this report of their information in the form and context in which it appears.

AurionGold Exploration properties	Mat Longworth, David Richards and Gerry Fahey

Granny Smith	Gerry Fahey

Henty	Sean Halpin

Kanowna Belle	Richard Maddocks

Kundana/East Kundana	Jon Lea

Mungari West	Andrew Grove and Henri Sanguinetti (Mineral Resources Australia)

Paddington	Haydn Hadlow

Porgera	John Butterworth and Anthony Burgess (Porgera Joint Venture)

     Some of the statements contained in this report are not historical facts but may be forward-looking statements such as forecasts, estimates and statements describing the Company’s future plans, objectives or goals. Actual results could differ materially from those expected. This report should not be relied upon as the sole basis for any investment decision in relation to AurionGold. Independent financial advice should be sought before making any investment decision in relation to AurionGold.

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers

     Under the Canada Business Corporations Act, Placer Dome Inc. (the “Corporation”) may indemnify a present director or officer, a former director or officer, or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative, or other proceeding in which the individual is involved because of that association with the Corporation or other entity, and the Corporation may advance moneys to such an individual for the costs, charges and expenses of such a proceeding. The Corporation may not indemnify such an individual unless the individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful. In addition, the individual must repay any moneys advanced by the Corporation if the individual has not fulfilled the conditions set out in the preceding sentence. Such indemnification or advance of moneys may be made in connection with a derivative action only with court approval. Such an individual is entitled to indemnification from the Corporation as a matter of right if the individual was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done, and the individual fulfilled the conditions set forth above.

     In accordance with and subject to the Canada Business Corporations Act, the by-laws of the Corporation provide that the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or other entity if he acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he acted as a director or officer or in a similar capacity at the Corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, had reasonable grounds for believing that his conduct was lawful. The Corporation shall also indemnify such person in such other circumstances as the Canada Business Corporations Act or law permits or requires.

     The Corporation maintains a directors’ and officers’ insurance policy for the benefit of the directors and officers of the Corporation and its subsidiaries against liability incurred by them in their official capacities for which they become obligated to pay to the extent permitted by applicable law in the amount of U.S.$95,000,000.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Exhibits

Exhibit
Number	Description

4.1	Annual Information Form of Placer Dome Inc. dated February 19, 2003 for the fiscal year ended December 31, 2002 (incorporated by reference from Placer Dome Inc.’s Form 40-F for the year ended December 31, 2002)

4.2	Consolidated annual financial statements, and the related notes thereto, as of December 31, 2002 and 2001 and for the three-year period ended December 31, 2002, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 25, 2003)

4.3	Management Proxy Circular of Placer Dome Inc. dated February 19, 2003 in connection with the annual and special meeting of shareholders held on April 30, 2003, excluding the sections under the headings “Report on Executive Compensation — Human Resources and Compensation Committee Report on Executive Compensation” and “Report on Executive Compensation — Stock Performance Graph” and Schedule A, titled “Placer Dome Inc. Statement of Corporate Governance Practices” (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 25, 2003)

4.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations, prepared in accordance with Canadian generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 25, 2003)

4.5	Material Change Report dated March 5, 2003 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 6, 2003)

4.5A	Material Change Report dated April 22, 2003 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated April 22, 2003)

4.6	Unaudited consolidated financial statements for the three months ended March 31, 2003 and 2002, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 6-K dated April 30, 2003)

4.7	Material Change Report dated May 7, 2003 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated May 7, 2003)

4.8*	Earnings coverage calculations

4.9*	Statement of Eligibility of the Trustee on Form T-1

4.10*	Registration Rights Agreement dated as of March 6, 2003 among Placer Dome Inc. and Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. as representatives of the several initial purchasers named therein

4.11	Form of Letter of Transmittal

4.12	Form of Notice of Guaranteed Delivery

4.13	Form of Letter from Placer Dome Inc. to registered holder of original debentures

4.14	Form of Letter from brokers to beneficial owners of original debentures

4.15	Form of Instructions to registered holders from beneficial owner of original debentures

5.1*	Consent of Ernst & Young LLP

Exhibit
Number	Description

5.2	Consent of PricewaterhouseCoopers

5.3*	Consent of Edwards, Kenny & Bray

5.4*	Consent of Shearman & Sterling

5.5*	Consent of Osler, Hoskin & Harcourt LLP

6.1*	Powers of Attorney

7.1*	Indenture dated as of March 6, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

7.2*	First Supplemental Indenture dated as of March 6, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

*	Previously filed

PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1. Undertaking

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.

Item 2. Consent to Service of Process

     The Registrant has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

     Any change to the name and address of agent for service of the Registrant will be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada, on May 27, 2003.

PLACER DOME INC.

By:	/s/ Tony S. Giardini Tony S. Giardini Treasurer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on May 27, 2003:

Signature	Title

/s/ Jay K. Taylor	President, Chief Executive Officer and Director
(Principal Executive Officer)
Jay K. Taylor

/s/ Rex J. McLennan	Executive Vice-President and Chief Financial Officer
(Principal Financial Officer)
Rex J. McLennan

/s/ Bruce B. Nicol	Vice-President and Controller
(Principal Accounting Officer)
Bruce B. Nicol

*	Director

G. Bernard Coulombe

*	Director

John W. Crow

*	Director

Graham Farquharson

*	Director

Robert M. Franklin

Signature	Title

*	Director

David S. Karpin

*	Director

Alan R. MacFarland

*	Director

Clifford L. Michel

*	Director

Edythe A. Parkinson-Marcoux

*	Director

Vernon F. Taylor III

*	Director

William G. Wilson

* By: /s/ Tony S. Giardini

Tony S. Giardini Attorney-in-fact

AUTHORIZED REPRESENTATIVE

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has signed this Amendment No. 1 to the Registration Statement, solely in his capacity as the duly authorized representative of Placer Dome Inc. in the United States, in the State of Delaware, United States, on May 27, 2003.

By:	/s/ Donald J. Puglisi

Name: Donald J. Puglisi Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description

4.1	Annual Information Form of Placer Dome Inc. dated February 19, 2003 for the fiscal year ended December 31, 2002 (incorporated by reference from Placer Dome Inc.’s Form 40-F for the year ended December 31, 2002)

4.2	Consolidated annual financial statements, and the related notes thereto, as of December 31, 2002 and 2001 and for the three-year period ended December 31, 2002, together with the auditors’ report thereon, prepared in accordance with Canadian generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 25, 2003)

4.3	Management Proxy Circular of Placer Dome Inc. dated February 19, 2003 in connection with the annual and special meeting of shareholders held on April 30, 2003, excluding the sections under the headings “Report on Executive Compensation — Human Resources and Compensation Committee Report on Executive Compensation” and “Report on Executive Compensation — Stock Performance Graph” and Schedule A, titled “Placer Dome Inc. Statement of Corporate Governance Practices” (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 25, 2003)

4.4	Management’s Discussion and Analysis of Financial Condition and Results of Operations, prepared in accordance with Canadian generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 25, 2003)

4.5	Material Change Report dated March 5, 2003 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated March 6, 2003)

4.5A	Material Change Report dated April 22, 2003 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated April 22, 2003)

4.6	Unaudited consolidated financial statements for the three months ended March 31, 2003 and 2002, and the related notes thereto, prepared in accordance with U.S. generally accepted accounting principles (incorporated by reference from Placer Dome Inc.’s Form 6-K dated April 30, 2003)

4.7	Material Change Report dated May 7, 2003 (incorporated by reference from Placer Dome Inc.’s Form 6-K dated May 7, 2003)

4.8*	Earnings coverage calculations

4.9*	Statement of Eligibility of the Trustee on Form T-1

4.10*	Registration Rights Agreement dated as of March 6, 2003 among Placer Dome Inc. and Morgan Stanley & Co. Incorporated and J.P. Morgan Securities Inc. as representatives of the several initial purchasers named therein

4.11	Form of Letter of Transmittal

4.12	Form of Notice of Guaranteed Delivery

4.13	Form of Letter from Placer Dome Inc. to registered holder of original debentures

4.14	Form of Letter from brokers to beneficial owners of original debentures

4.15	Form of Instructions to registered holders from beneficial owner of original debentures

Exhibit Number	Description

5.1*	Consent of Ernst & Young LLP

5.2	Consent of PricewaterhouseCoopers

5.3*	Consent of Edwards, Kenny & Bray

5.4*	Consent of Shearman & Sterling

5.5*	Consent of Osler, Hoskin & Harcourt LLP

6.1*	Powers of Attorney

7.1*	Indenture dated as of March 6, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

7.2*	First Supplemental Indenture dated as of March 6, 2003 between Placer Dome Inc. and Deutsche Bank Trust Company Americas, as trustee

*	Previously filed